
09000997

EXCEPTIONAL PEOPLE.
AN EXCEPTIONAL YEAR.


F&M
FIRST FARMERS &
MERCHANTS BANK
Member FDIC

2008 ANNUAL REPORT

2008 REPORT *to* SHAREHOLDERS

FIRST FARMERS AND MERCHANTS CORPORATION

Condensed Statements, December 31, 2008 and December 31, 2007 (In thousands of Dollars)

ASSETS	2008	2007	%change
Cash and due from banks	$31,536	$35,873	-12.1%
United States government securities (includes agencies & mortgaged backed securities)	137,453	131,859	4.2%
Municipal and other securities	96,467	107,617	-10.4%
Loans, less unearned income and allowance for possible loan losses	586,894	492,762	19.1%
Bank premises and equipment, at cost less allowance for depreciation and amortization	17,669	14,306	23.5%
Other assets	41,118	40,629	1.2%
TOTAL ASSETS	$911,137	$823,046	10.7%
LIABILITIES			
Deposits	$744,851	$698,959	6.6%
Federal funds purchased and securities sold under repurchase agreements	2,645	2,507	5.5%
Other liabilities	56,465	15,336	268.2%
TOTAL LIABILITIES	$803,961	$716,802	12.2%
SHAREHOLDERS' EQUITY			
Common Stock	$55,800	$56,800	-1.8%
Additional paid in capital	-	-	0.0%
Retained earnings	49,776	48,916	1.8%
Accumulated other comprehensive income	1,600	528	203%
TOTAL EQUITY	$107,176	$106,244	0.9%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$911,137	$823,046	10.7%

FIRST FARMERS AND MERCHANTS CORPORATION
is a bank holding company headquartered in Columbia, Tennessee. Its sole subsidiary is First Farmers & Merchants Bank. First Farmers operates 19 banking locations in a seven-county area in Middle Tennessee that includes Maury, Lawrence, Marshall, Hickman, Giles, Dickson and Williamson counties. It is distinguished by its commitment to traditional, personal banking relationships that incorporate state-of-the-art technology to provide the highest possible level of service. Since the bank's establishment in 1909, it has worked to uphold the motto, "Dedicated to Community Service."

For more information: First Farmers and Merchants Corporation, 816 South Garden Street, Columbia, TN 38401
(931) 388-3145 | 800-882-8378 | www.fandmbank.com | Member FDIC

A LETTER *from* THE CEO



To Our Shareholders,

I am very pleased to report that 2008 was an exceptional year for First Farmers and Merchants Corporation and its Shareholders. Once again we were blessed in several ways.

Over the past three years, net income for the Corporation has increased from $7.7 million in 2006, to $8.6 million in 2007, to $9.2 million in 2008. The overall results in 2008 were outstanding:

- Total interest income is up 0.44%
- Total non-interest income is up 9.6%
- Net income rose 6.8% to $9.2 million
- Total loans increased 19.1%
- Return on equity up 2.9%
- Earnings per share grew 7.9%



NET INCOME
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
dollars in millions
2003
2004
2005
2006
2007
2008



EARNING PER COMMON SHARE
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
2003
2004
2005
2006
2007
2008

These results reflect the hard work of dedicated employees, officers and directors. Our adherence to our long-term strategic plan is keeping the Corporation on a path of steady, profitable growth.

First Farmers & Merchants Bank continued to expand its presence in Middle Tennessee in 2008. We opened a new office in dynamic Williamson County—Cool Springs—and expect it to boost our loan and deposit growth over the years ahead. In late 2008, the Bank broke ground on a new Northside office in Columbia. We expect to open this flagship facility in late 2009. Finally, in 2008, we completed our extensive renovation work on the main office in downtown Columbia.

There are many fine things happening at your bank. To learn more, I encourage you to take a few minutes to examine this annual report. After looking back on all we accomplished in 2008, I believe you will agree that our "Exceptional People" contributed in many ways to make 2008 "An Exceptional Year" for our Corporation and our Shareholders.

Thank you for being a loyal and valued Shareholder in First Farmers and Merchants Corporation.

T. Randy Stevens

T. Randy Stevens
Chairman and CEO
First Farmers & Merchants Bank, Member FDIC

EXCEPTIONAL PEOPLE.

BOARD of DIRECTORS


T. Randy Stevens
Chairman and CEO
First Farmers and
Merchants Corporation/
FF&MB


Timothy E. Pettus
President
First Farmers and
Merchants Corporation/
FF&MB


Kenneth A. Abercrombie
Retired, President
Loretto Casket Co., Inc.


James L. Bailey
Mayor
Maury County, Tennessee


M. Darlene Baxter
Vice President -
Affiliate Services
Maury Regional
Medical Center


H. Terry Cook, Jr.
President
Cook Properties, Inc.


Thomas Napier Gordon
Attorney and Managing
Partner
Gordon Brothers
Properties


Dr. O. Rebecca Hawkins
Retired, President
Columbia State
Community College


Dr. Joseph W. Remke, III
Optometrist


Matthew M. Scoggins, Jr.
CEO
Tennessee Farmers
Insurance Companies


W. Lacy Upchurch
President
Tennessee Farm Bureau
Federation


William R. Walter
Retired, CEO
Maury Regional
Healthcare Systems


Dan C. Wheeler
Retired, Director
UT Center for
Profitable Agriculture


Dr. David S. Williams
Orthodontist


W. Donald Wright
Pharmacist


James E. York*
Associate Broker and Principal
Stanfield York Company
See page 17 for dedication.

HONORARY BOARD *of* DIRECTORS


Flavius A. Barker
Retired, President
Tennessee Farm Bureau Federation


Harlan Bowsher
Retired
General Electric Corporation


Hulet Chaney
Retired, CEO Emeritus
Tennessee Farmers Insurance Companies


Edwin W. (Wick) Halliday
Farmer


Waymon L. Hickman
Senior Chairman
First Farmers & Merchants Bank


Sam D. Kennedy
Retired, Attorney
Kennedy Newspapers


Tillman W. Knox
Hall & Knox Mining Company


Joe E. Lancaster
Retired, CEO
Tennessee Farmers Insurance Companies


O'Neill D. Moore
Retired, Senior Vice President
First Farmers & Merchants Bank


Virgil H. Moore, Jr.
Senior Chairman
First Farmers & Merchants Bank


Dr. Harold S. Pryor
Retired, President
Columbia State Community College


James S. Putnam
Retired, President
Tennessee Farm Bureau Federation


John P. Tomlinson, III
Chief Administrative Officer
First Farmers & Merchants Bank


David I. Wise
Retired, Senior Vice President
First Farmers & Merchants Bank

Not pictured:
Joe W. Hawkins
Retired, President
Tennessee Farm Bureau Federation

EXCEPTIONAL PEOPLE.

STEVENS *and* TOMLINSON HONORED FOR DECADES *of* SERVICE.

They were hired on the same day in 1973. Thirty-five years later, First Farmers & Merchants Bank Chairman and CEO T. Randy Stevens and Chief Administrative Officer John P. Tomlinson, III, were honored by the Bank where assets grew from $39 million to more than $800 million with the help of their leadership.



John Tomlinson and Randy Stevens honored for their years of service.

"Both Randy and John have been unselfish in their devotion to making First Farmers & Merchants Bank the strong, viable banking institution it is today," said Senior Chairman of the Board Virgil H. Moore, Jr., who hired both men. "Because of their unwavering support and steady leadership throughout these decades, our customers, businesses, employees and people of Middle Tennessee in general have a sound bank to fuel their dreams of a better life for themselves and their families."

PRESIDENT TIM PETTUS HONORED *for* HIS WORK *for* HIGHER EDUCATION.

Some say that President Tim Pettus' middle name might as well be "*community service.*" In July, Pettus was honored by the Tennessee Board of Regents with the 2008 *Regent's and Chancellor's Award for Excellence in Philanthropy*, recognizing his commitment to higher education at Columbia State Community College. Chairman of the Columbia State Foundation and a leader in establishing and expanding the college's Lawrenceburg campus, Pettus was a key member of the "Nurturing for Growth" campaign, and as chairman of the Lawrence County Committee, personally led the raising of $600,000 of the campaign's $5 million goal.



Tim Pettus accepting his Chancellor's Award from Charles Manning.

In November, Pettus was honored by his alma mater, being selected as Middle Tennessee State University's Distinguished Alumnus in the *Service to the Community* category. "Throughout his 36-year banking career, Tim has been a strong advocate of reaching out to the communities where we live and work," said First Farmers' Chairman and CEO T. Randy Stevens. "That's also been evident in his personal service to a number of social service agencies and causes throughout Middle Tennessee. He's a fine representative of both MTSU and First Farmers."

PARKS HEADS STATEWIDE LEGAL GROUP.



N. Houston Parks, First Farmers' Chief Operating Officer, was named president of the Legal Aid Society, Tennessee's largest non-profit law firm, which provides legal services and support to low income people in 48 counties. "For those folks most needing an advocate to stand with them, the Legal Aid Society is often the only resource they have," said Parks, who joined the Bank in 1997 and previously practiced law in Columbia.

"On my honor I will do my best..."

For any Boy Scout, achieving Eagle Scout is the highest rank you can attain. For businessmen and women who love and support scouting, the Silver Beaver Award is one of the highest honors you can receive. Harvey Church, Maury County president and head of First Farmers' Private Banking Department, has been awarded both, achieving his Eagle Scout rank as a youth in Troop 114 and the Silver Beaver Award this past year. The Silver Beaver Award is presented to Middle Tennessee Council of the Boy Scouts of America members who have provided outstanding service to youth in Maury County and across the Council.



Harvey Church and Waymon Hickman

TWO EVENTS PAY TRIBUTE *to* WAYMON HICKMAN.

Waymon L. Hickman was honored at a golf tournament on August 18th and a luncheon the next day. The Senior Chairman and Honorary Director of First Farmers & Merchants Bank was recognized for his 50 years of service to the bank and 25 years of service to Maury Regional Medical Center. Combined, the two gatherings raised more than $150,000 for the Maury Regional Healthcare Foundation, one of Mr. Hickman's favorite charities.



Lacy Upchurch and Waymon Hickman



Management Team

from left to right:

John P. Tomlinson, III, Chief Administrative Officer

Timothy E. Pettus, President

T. Randy Stevens, Chairman and CEO

N. Houston Parks, Chief Operating Officer

WILLIAMS CAPS OFF TERM *as* MAURY ALLIANCE CHAIRMAN.

Brian Williams, Senior Executive Commercial Banking Officer at First Farmers & Merchants Bank, wrapped up a strong year as leader of the Maury Alliance. He's the eighth First Farmers Bank executive to lead a chamber organization.



Highlights of the Alliance's year include almost 100 separate programs, projects and events that reflected a sense of business cooperation. The county was certified by the State of Tennessee as a Three-Star Community, Southern Business Development established Maury County #23 of the 250 best places in the South to do business, and the *Nashville Business Journal* identified Columbia and Spring Hill as two major emerging markets in the Nashville area. A comprehensive assessment by Middle Tennessee State University concerning the county's readiness to increase its economic development activity was also completed.

"Despite the work completed in 2008, these are still difficult and challenging times and the only way we're going to prosper is to unite through an organization like the Maury Alliance to make this area even more conducive to business," Williams said. "We're bringing together public, private and educational components into a team, which is the mission of the Alliance–to unite these groups in a common effort to improve the quality of life in Maury County."

KLESEL NAMED MANAGER *of* NEW NORTHSIDE BANKING CENTER.

Banking veteran Patrick Klesel has been selected to manage First Farmers' new Northside facility in Columbia, scheduled to open in mid-2009. Klesel is a Columbia native and came to First Farmers & Merchants Bank following banking positions at Regions Bank in Columbia and Wells Fargo Financial in Columbia and in Tullahoma.





Markets Leadership Team

from left to right:

Paul T. Butts, Jr., First Vice President and Branch Administrator

Harvey Church, Maury County President

Barry B. White, Marshall County President

Larry D. Brown, Lawrence County Senior Banking Executive

Carla F. Hinson, Branch Manager II, Hickman County

Timothy E. Pettus, President

Carol G. Thompson, Vice President, Dickson County

R. Craig Holland, Williamson County President

Marcus F. Houston, Giles County Senior Banking Executive

William F. White, Jr., Senior Executive Retail/ Business Banking

Representatives of Maury County government, the community and businesses joined First Farmers' executives in November to break ground for the financial institution's new Northside Banking Center in Columbia.

The 12,000 square foot center will consolidate both the walk-up and drive-through operations of the current Northside branch. It will offer expanded in-branch hours, including Saturday banking. Patrick Klesel was selected to serve as branch office manager.



from left to right: Patrick Klesel, Harvey Church, Linda Lymon, Bill Walter, Tim Pettus, and Randy Stevens

"We expect the new Banking Center to open around the time of our 100th anniversary," said Bank Chairman and CEO T. Randy Stevens. "We want to thank the enthusiastic citizens of the area for their support of us through the years. This is going to be another great access point for the community."



p.m. terrell and Randy Stevens at book signing.

AUTHOR HOLDS BOOK SIGNING AT BANK.

National suspense/thriller authoress p.m. terrell signed copies of her newest book, "Exit 22," at the Columbia corporate office on September 4th. The event, which marked the book's national launch, was a thank you to First Farmers Bank Chairman and CEO T. Randy Stevens for his technical advice in development of the book's storyline. Terrell has family in Columbia and Nashville and became aware of Stevens' banking expertise while on a 2007 promotional tour for her previous book "Songbirds are Free," which was based in Middle Tennessee.

MONEY *and* CHER-HOLDER SHOW

In November, First Farmers honored an important asset — its 290 employees celebrated with a special musical performance at Columbia Academy.





But this year, a light-hearted retro concert replaced the customary entertainment that usually follows the awards banquet. The "Money and Cher-holder" Variety Show, hosted by Sonny (Jason Bledsoe) and Cher (Tiby Ferguson), featured a number of musical acts, including the "Saggy Bottom Boys" who performed their award-winning "Man of Constant Sorrow" from the movie *Oh Brother, Where Art Thou?* and the "Greens Brothers" who brought down the house with their hit "I'm a Soul Man."

"We're proud of the employees who have made our bank the success that it is and this event was just a fun, enjoyable way to recognize them for their efforts," said John Tomlinson, Chief Administrative Officer. "They go to great lengths to deliver customer service that distinguishes First Farmers from our competition. We simply wanted to do something totally different to let them know we appreciate it!"

FIRST FARMERS & MERCHANTS BANK EMPLOYEES:

Betty Jo Adkins
Carole 'Cissy' Adkison
Nancy C. Adkisson
Norma L. Aldridge
Hollie Allen
Judith Boone Allen
Christopher Brent Allred
Elizabeth Gay Anderson
Jean Anderson
Michael Lee Ayer
Bertha Patricia Ayers
Samantha Bass
Pamela G. Bates
Patricia Pruett Bearden
Nancy Benefield
Richard Robert Benson
Wanda 'Renee' Benson
Vicky Carol Black
Clarissa Blackwood
Maryann Sandy Blasutti
Jason Bledsoe
Shirley W. Bledsoe
April Bobb
Steven Bobo
Lindsey Bodine
Patsy Carol Boiseau
Kim Adams Boone
Sharon E. Boothe
James Boyd
Kimberly Braden
Bridget Nicole Bradford
Jessica R. Brady
Leslie R. Brooks
Brenna Joette Brown
Crystal Gail Brown
Felicia Yvette Brown
Larry Dale Brown
Megan Bunty
Jay Burgett
Lucas Burt
Paul T. Butts, Jr.
Lisa Marie Cagle
Emily Camargo
Barbara Capps
Wanda Gail Cathey
Cynthia M Chadwell
Jessica Chandler
Joanna Lynne Chandler
Linda L. Chandler
Brownie Suzanne Cheatham
Shela D. Chessor
Amber Chumbley
Harvey M. Church
Brenda 'Jody' Claiborne
Danny Mitchell Clark
Michelle Clayburn
Joann Coleman
Mary Colvett
Amber Cook
Dorothy Cook
Vivian W. Copeland
Brandy L. Corley
John T. Cotham
Samantha Cox
Tara Craft
Christie Crain
Kathleen 'Kathy' Cramer
Robert 'Mickey' Crews
Kathleen A. Crick
Kayla Crigger
Stacey R. Crowell
Vivian A. Crumley
Janice C. Cummings
Whitney Cunningham
Jillian 'Jill' Curry
Doris D. Curtis
Frank Jordon Dale
Tamara Daniels
Delia Rhea Dark
Ronald Terry Dark
Lorey J. Davis
Reba C. Davis
Amy Jeanette Delk
Lindsey Doster
Debra D. Duke
David M. Edwards
Janice D. Erwin
Suzanne Estes
Martha Monette Fagan
Aftan Beard Faulkner
Tiby Cope Ferguson
Treba A. Fielder
Amanda Gale
Mary Diane Fisher
Nettie Ann Franklin
Donna C. Gandee
Michelle Denise Gardner
Melissa J. Goodman
Judy L. Gordon
Julia Dianne Gordon
Miriam T. Green
Donna Juliene Griggs
Mary Ellen Gunn
Vickie R. Hagan
Doris Kay Hain
Yvonne Haislip
Jennifer Lynn Hall
Jerrell Hann
Walter Harrell
Tonya S. Harris
Billy Harvel
Melissa Hatch
Teresa L. Held
Larkin Hendrix
Louiza June Henson
Amanda M. Hickman
Judy M. Hickman
Lisa Edens Hickman
Waymon L. Hickman
Linda L. Hicks
Carla F. Hinson
Christina Hobbs
R. Craig Holland
Carolyn 'Carly' Holloway
Leith Tjernberg Honning
Marcus Flournoy Houston
Richard Hubbard
Carol Ann Hudson
Stephen Kyle Hughes
Shelley Humphrey
Donna Faye Hunter
Carol Elaine Huntwork
Wilda Gayle Inman
James D. Johns
Margaret Louise Johnston
Bobby W. Jones
Kay Mounger Jones
Lisa A. Jones
Tammy J. Keeton
Cindy Carol Kelley
Joyce Kennedy
Janice Mayberry King
Sara Romsdal King
Patrick Wayne Klesel
Kimberly F. Laws
Lauren Layne
Richard 'Adam' Lea
Michael Lejeune
Sarah Evelyn Leonard
Brenda P. Lindsey
Bertie Jewell Llewellyn
Tabethia Lopp
Richard L. Love
Linda S. Lymon
Fran Fite Mabry
Karen Malacad
Sandra A. Malugin
Kathy M. Marks
Corderyl Martin
William L. Massey, Jr.
Robert C. Matthews
Sheryl Kaye Matthews
Dawson Eugene McAllister
Christy Lou McBride
Rhonda R. McCandless
Syreeta Shante McClain
Andrea McConnell
Dixie A. McCord
Angela Gail McCoy
Linda Jean McCrary
Shanton Deniece McCroskey
Mary McGloffin
Marie Elizabeth McGrew
Martha M. McKennon
Karen L. Meehleder
Carol Dianne Messer
Beverly Hodges Miller
James Miller
Patricia Perry Millikan
Kristen Mitchell
Mary Montes
O'Neill D. Moore
Virgil H. Moore
Leslie Morrison
Archie Morrow, III
Tanyel R. Moss
Richard J. Mullen
Anna Mae Murphy
Judy Musgrave
Karen Neidigh
Rachel Newell
Mindy Michele Newton
Carolyn Nicholson
Andrew Nielson
Elaine Judith Nivens
Borinka Novic-Glavan
Charlotte A. O'Guin
Phaedra O'Neill
Nancy Ruth Osborne
N. Houston Parks
Maegan Parrish
Meredithe Parsons
Matthew Steven Patterson
Linda Pearson
Kerry Pennings
LaKevia Perry
Anita Perryman
Melissia Gay Perryman
Timothy E. Pettus
Linda Faye Plant
Charles Plunkett
Willie Dane Potter
Amy Pratt
Lana C. Preston
Cassie Price
Lynda Faye Prosser
John Robert Pulley
Lucy Quillin
Mary Katherine Ramsey
Michael S. Rawdon
Joseph E. Reeves, Jr.
June A. Reeves
India L. Renfro
Kathy D. Richardson
Denise Richey
Kari Elizabeth Ridings
Karen L. Riggins
Brenda S. Risner
Shannon Roche
Sharee Romine
Charlotte L. Ross
Kathy Rosson
Sharon 'Denise' Rosson
Erica Sanders
Tammy Scott Sanders
Donna Schlup
Katie S. Scott
Melba Jean Scott
Troy Scott
Richard S. Sevier
Stacey C. Shedd
Justin Shores
Anita G. Simmons
Terry D. Skillington

Mary Beth Smartt
Bedford W. Smith, III
Brenda G. Smith
Chelsea Smith
Glynis Smith
Jennifer B. Smith
Kimberly Smith
Terry Smith
Justin Snoblen
Krystal Steel
Debra J. Steele
Margareta Stephens
Thomas Randall Stevens
Yvonne M. Stoner
Aron Eugene Stosberg
Jennifer Stutts
Brittany Sullivan
Jennifer Sullivan
Dorothy Lee Sustic

Jennifer G. Talley
Sandra Lee Tate
Sandra Evelyn Taylor
Wanda K. Taylor
Kimberly Anne Teal
Cynthia Diane Tease
Doris June Thomas
Larissa Hunter Thomas
Mildred L. Thomas
Linda W. Thomason
Carol C. Thompson
Shannon L. Tidwell
Gail E. Tindall
John Pride Tomlinson
Kathy D. Tyler
Donna Edwards Uselton
Krista Utsinger
Amy B. Vaught
Lisa Voss

Gerald Howard Walker
Teresa Lynn Walker
Sandra A. Walters
Susan Wanamaker
Samuel 'Sam' Wantland
Betty J. Watkins
Malinda Watkins
Marybeth Therese Webb
Sherry L. West
Shavonda Whitaker
Barry Branan White
Kathy M. White
Norma P. White
Pamela D. White
William Ferrell White, Jr.
Dawn Devitt Whitehouse
William 'Skip' Whittaker
Holly Whitworth
Ike B. Wiggins

Nancy Bernadette Wiley
Brian K. Williams
Christy L. Williams
Mary Sandy Williams
Nancy E. Williams
Roseann Williams
David I. Wise
Debora Wisecup
June Witherspoon
Loyd H. Witherspoon
Brenda Wolaver
Julia R. Wolaver
Patricia Sue Woolum
Vera Worley
McCoy C. Zachry
Kathy 'Jill' Abrams Zientek



Management Team

Front Row: **John P. Tomlinson, III,** Chief Administrative Officer; **T. Randy Stevens,** Chairman and CEO; **Timothy E. Pettus,** President; **N. Houston Parks,** Chief Operating Officer; **Brian K. Williams,** Senior Executive Commercial Banking

Back Row: **Barry B. White,** Marshall County President; **Kim A. Boone,** First Vice President/Senior Trust Officer; **Jason N. Bledsoe,** Chief Credit Administration Officer; **Leslie R. Brooks, III,** Senior Commercial Relationship Manager; **Michael L. Ayer,** Senior Credit Policy Officer; **R. Craig Holland,** Williamson County President; **John T. Cotham,** Executive Vice President/Human Resources; **Paul T. Butts, Jr.,** First Vice President and Branch Administrator; **Linda L. Hicks,** First Vice President and Director of Operations; **William F. White, Jr.,** Senior Executive, Retail/Business Banking; **Patricia P. Bearden,** Chief Financial Officer; **M. Harvey Church,** Maury County President

EXCEPTIONAL PLACES.

LIBRARY *and* TRAINING ROOMS NAMED
FOR MOORE *and* HICKMAN.

In August 2008, First Farmers & Merchants Bank dedicated two rooms at its main office in Columbia—the Virgil H. Moore Jr. Library and the Waymon L. Hickman Training Center—to honor two leaders who have been instrumental in the bank's growth. Virgil H. Moore Jr. worked for the bank for 54 years and Waymon L. Hickman recently celebrated 50 years of service to the bank.

"During their careers, both Virgil Moore and Waymon Hickman have been synonymous with superior banking and community service and naming these areas in their honor is a great way to demonstrate to our employees and the public the respect we have for these individuals," said Chairman and CEO T. Randy Stevens. "The activities that will occur in these rooms–planning, continuing education, conferences, counseling of our customers–are all testaments to the skills that make Virgil and Waymon–and our bank–successful."



from left to right: Randy and Leesa Stevens with Nancy and Virgil Moore.



from left to right: Waymon and Helen Hickman with Tim Pettus.



Williamson County Advisory Board

from left to right:
Rick Watson
Scott Murphy
Betsy Kohan
Craig Reed
Craig Holland, President-Williamson County
Not pictured: Don Caire

CAROTHERS PARKWAY BRANCH COMPLETES FULL YEAR *in* WILLIAMSON COUNTY.

With an experienced staff and a number of technological advances, our first location in Williamson County helped First Farmers successfully enter a market rich with potential. The temporary office opened in December 2007 while the full-service branch office was under construction. The permanent Banking Financial Center off of Cool Springs Boulevard is scheduled to open in the first quarter of 2009.


COMING SOON

from left to right: Don Caire, Lucy Quillin, Randy Stevens, Craig Holland, Dick Sevier, Rick Watson, Scott Murphy, Tim Pettus, and Lana Preston.

"This is a great example of First Farmers & Merchants Bank making strategic business decisions to go where the opportunities are," said R. Craig Holland, Williamson County President. "We're expecting that our excellent customer service and wide range of competitive financial products and services will attract customers in Williamson County seeking a better banking option."

FIRST FARMERS *gives* A HOME TO LAWRENCE COUNTY HISTORY.

Thanks to the generosity of First Farmers & Merchants Bank, the Lawrence County Archives and the Lawrence County Clerk now have a place to call home. In September 2006, the bank donated its Leoma branch building to the county and in early November 2008 a dedication ceremony was held to open its doors. The location also gave the County Clerk a ready-made drive-through, which will make renewal of vehicle licenses more convenient.



front row:
Tiby Ferguson, Barry Doss, Paul Rosson-County Executive, Tim Pettus-President, Kathy Niedergeses-Archives Director, Larry Brown

back row:
Joe Reeves, Ben Boston, Jonathan Edwards, Blake Lay, John Sanders-County Commissioner, District 5

FIRST FARMERS *recognized* FOR HELPING SENIORS FEEL SAFER WHERE THEY LIVE.

In February, the Senior Housing Crime Prevention Foundation awarded First Farmers & Merchants Bank the non-profit organization's Community Impact Award for providing safe, secure living environments for senior housing residents.

The program allows banks that operate in nursing homes serving low-to-moderate income seniors to provide crime prevention programs that promote a safe, secure, high quality of life. Three bank employees—Shela Chessor, Carla F. Hinson and Marcus Houston—act as liaisons between the Foundation and Sun Bridge Care and Rehab in Ardmore and the Lifecare Center in Centerville.

STOCKHOLDERS *hear* POSITIVE NEWS.

Sixty-five percent of First Farmers' stockholders were present or represented by proxy at the Bank's annual meeting held in April and heard Bank Chairman and CEO T. Randy Stevens report a successful 2007. Loan quality, a strong capital base and a deep bench of excellent banking talent were all singled out as being exceptionally strong for the Bank, boding well for its future.

QUARTER-BY-QUARTER EFFORTS *bring* CONTINUING SUCCESS.

In the first quarter of 2008, First Farmers reported a 34% growth in net income. Throughout the year, the Bank continued to report healthy gains throughout the balance sheet.

FIRST FARMERS *helps* "NURTURING FOR GROWTH" CAMPAIGN EXCEED GOAL.

Waymon Hickman, Tim Pettus and Barry White helped push Columbia State over the top.

In the Columbia State Community College Foundation's effort to raise $5 million in pledges, gifts and planned estate donations, the campaign exceeded its goal by almost $10,000 and didn't stop there. Hickman was the campaign co-chair and Pettus is currently Foundation chair.

"The majority of these funds will be used for the endowment of scholarships for deserving students," Pettus



Hickman County Advisory Board

from left to right:
Johnnie Ruth Elrod
William Danny Rochelle
Robert L. Haviland
Dennis W. Bass
T. Melvin Mays
Carla F. Hinson, Branch Manager II

Not pictured: Louise Green

said. "But even though we've met our established goal, the campaign is still continuing in hopes that additional monies will become available for the continued development of our college."

The effort ultimately raised $5,125,000 for the college.

BANK *wins* BEST SERVICE TITLE–AGAIN.

Underscoring that employee efforts delivering superior customer service haven't gone unnoticed, First Farmers & Merchants Bank was named by readers of the *Columbia Daily Herald* as the bank in Maury County with the best customer service. This was the fifth year in a row that the bank has received this award.

"I'm pleased that our employees are being recognized for going the extra mile in service to our customers," said N. Houston Parks, chief operating officer. "We support the financial needs of customers in seven counties and I think the greatest honor you can receive is recognition from the people you serve. We're always doing what we can to give back to the community and show people we care."

THANK YOU
MAURY COUNTY.

We're so proud of being selected as having the Best Bank Service.

Especially since this honor comes from the people we try hardest to please.

You. Come in or visit us online at fandmbank.com.

F&M FIRST FARMERS & MERCHANTS BANK

Newspaper ad for *Columbia Daily Herald*, July 2008

Lawrence County Advisory Board

left to right, front row:
Ronnie McMasters
Jim White
Jonathan Edwards
Sheila Frisbie
Barry Doss
Larry Brown, Lawrence County Senior Banking Executive

left to right, back row:
David Weathers
Blake Lay
Ben Boston
Stan Threet



BANK CONTINUES ITS *strategic alliance* WITH "LADIES WHO LAUNCH" ORGANIZATION.

What started in 2007 with a successful luncheon for more than 50 women business leaders and entrepreneurs, continued in 2008 with an appearance at a Nashville women's consumer trade show and two more luncheons in Williamson County.


LADIES WHO LAUN
WIN
Please
Take One
WIN
$50

In April, representatives of both First Farmers and "Ladies Who Launch" sponsored a booth at the Southern Women's Show, handing out brochures and giveaways to promote the opening of F&M's Cool Springs office in Williamson County. More than 30,000 women attended the show and yielded new business for the bank.

In September, and again in October, two more luncheons were held for Williamson County women. The program featured the Nashville leader of "Ladies Who Launch," Sheilah Griggs, who launched her own business with the support of the national "Ladies Who Launch" organization. Twenty women won "Ladies Who Launch" incubator sessions in the two luncheons to help them launch their projects or businesses.

"Whether it's starting a business, pursuing a dream or simply connecting with a female mentor to work through issues of mutual interest, we want to do everything we can to help women succeed," said Kim Boone, First Vice President and Senior Trust Officer of First Farmers & Merchants Bank. "The 'Ladies Who Launch' organization has a great track record and it just seemed a natural for us to bring this resource to Maury and Williamson County women as part of our continuing commitment to the community."



Dickson County Advisory Board

from left to right:
Dr. Dan B. Drinnen
Randall J. Cagle
Freddy N. Pendergrass
R. Neill Milam
Cordia W. Harrington
David B. Brogdon
William D. Joyce, Jr.
Carroll W. Ford

FIRST FARMERS *helps* HIGH SCHOOL BASEBALL TEAM KEEP SCORE.

The field where the Spring Hill High School Raiders play baseball now sports a new scoreboard thanks to a donation from First Farmers. The gift, which was seed money to help jump-start the fund-raising project, was made to the Spring Hill Diamond Club, a non-profit corporation established by school parents to support the baseball program.


SPRING HILL RAIDERS
BALL
STRIKE
OUT
GUEST
HOME
RUNS
UAW

pictured from left: UAW representative Joe DiCataldo, Spring Hill Baseball Coach Paul Lamm, F&M representatives Kim Teal and Judy Musgrave, Spring Hill High School principal Richard Callahan and Spring Hill Diamond Club President Jeff Scarritt.

Trust and Financial Management Team

from left to right:

Roseann G. Wiliams, Vice President and Trust Officer
Stephen K. Hughes, Asst. Vice President and Trust Officer
April Bobb, Assistant Trust Officer
Kim A. Boone, Vice President and Senior Trust Officer
William L. Massey, Vice President and Trust Investment Officer
Linda Thomason, Vice President and Trust Officer
Rick J. Mullen, Vice President and Trust Officer
Amy B. Vaught, Asst. Vice President and Trust Officer



Marshall County Advisory Board

from left to right:

Wista M. Crawford
Terry W. Jackson
Robert M. Beech
Elizabeth T. McDow
Herbert R. Bivens
Nanette P. Todd
Barry White, Marshall County President



FIRST FARMERS' DONATIONS *in* 2008 HELPED A NUMBER *of* NON-PROFIT ORGANIZATIONS INCLUDING:

- *The Boys and Girls Club of Maury County*, a local chapter of the National Boys and Girls Club of America, which used First Farmers' undesignated gift for their general operating fund;
- *The James K. Polk Memorial Association*, which held its biannual fundraising dinner to underwrite annual operating expenses for the former president's home thanks, in part, to a First Farmers gift;
- *The Maury County Family YMCA*, an affiliate of the YMCA of Middle Tennessee, used a gift from F&M Bank to support their annual "We Build People" campaign, which offers financial assistance for membership and programs to more than 3,400 individuals in the community.
- *The Maury Regional Healthcare Foundation's Community Health Program* to assist in providing a community health nurse to conduct health screening and educational services.
- *The Martin College 2010 Capital Campaign*, which supports curriculum and capital improvements in Giles County.
- *The Marshall County Child Development Cent*er, which provides support to preschool development and mentally challenged children.
- *The Lawrenceburg public schools' Adopt-a-School program*, which allows for the completion of construction on a new nature trail appropriately named "Adam's Way."
- *The United Way of Williamson County*, which support numerous charitable organizations by mobilizing the caring power of communities.
- *Habitat for Humanity in Hickman County*, which assists families to obtain decent and affordable housing.





William "Skip" Whitaker recipient of Heart of the Community Award, by raising funds for the Muscular Dystrophy Association.



Maury County Advisory Board

from left to right:
Dr. Bill Thrasher
Dalton Mounger
Russ Parkes
Dr. A. Lee Hunter
Emily McKnight
Cliff Walker
Robert Otwell
Janet Smith
Jimmy Langsdon
M. Harvey Church, Maury County President
H. Thomas Lucas

IN MEMORY *of* JAMES EDWARD (*Jim*) YORK

By: Sam Delk Kennedy



When Jim York entered a room, everyone smiled. He was an ambassador of good will as he walked the bank lobby and visited with everyone, showing a genuine interest in everyone he greeted. He took his duties as a director of the bank seriously and promoted it at every turn. We mark his untimely death with regret and note his service to this bank as director, and his lifetime of accomplishments and community service.

He was born in Dandridge, Tennessee, the son of Florence and Clyde York, who brought him to Columbia when his father was chosen as head of the Tennessee Farm Bureau. His father, a director of this bank, formed a close alliance between the bank and the Tennessee Farm Bureau, which has spurred the growth of both.

Jim York graduated from Columbia Central High School and the University of Tennessee. He joined the U.S. Air Force and served in the Vietnam War. Afterwards he joined Delta Airlines in Atlanta as a pilot, captain, and flight instructor for 30 years. He was a founder and partner in the Stanfield York Company, a commercial real estate firm in Atlanta.

After forty years in Atlanta he came home to Columbia where he took an active part in the civic life of the community. He became a director of First Farmers and Merchants, a member of the Columbia State Community College Foundation, an active supporter of The King Daughter's School, a member of the First Presbyterian Church, and a member of the Maury County Comprehensive Growth Study. For his service to this bank, his country, and our community, we, the officers, directors, and employees of the bank, dedicate this 2008 annual report to James Edward York, a good director and friend.

Giles County Advisory Board

from left to right:
Bobby Powell
Joe Fowlkes
Vicki Barnette
Don Massey
Dr. Hugh Herrington
Jimmy Ferrell
Marcus Houston, Giles County Senior Banking Executive
William Preston Murrey, III



2008 OFFICERS

Virgil H. Moore, Jr., Senior Chairman of the Board
Waymon L. Hickman, Senior Chairman of the Board
T. Randy Stevens, Chairman of the Board and Chief Executive Officer
Timothy E. Pettus, President
John P. Tomlinson, III, Chief Administrative Officer
N. Houston Parks, Chief Operating Officer
Michael L. Ayer, Senior Credit Policy Officer
Patricia P. Bearden, Chief Financial Officer
Jason N. Bledsoe, Chief Credit Administration Officer
Kim A. Boone, First Vice President/Senior Trust Officer
Paul T. Butts, Jr., First Vice President and Branch Administrator
M. Harvey Church, Maury County President
John T. Cotham, Executive Vice President/Human Resources
Linda L. Hicks, First Vice President and Director of Operations
R. Craig Holland, Williamson County President
Barry B. White, Marshall County President
William F. White, Jr., Senior Executive, Retail/Business Banking
Brian K. Williams, Senior Executive Commercial Banking
Norma L. Aldridge, First Vice President
Richard R. Benson, Vice President
April Bobb, Assistant Trust Officer
Leslie R. Brooks, III, Senior Commercial Relationship Manager
Larry D. Brown, Lawrence County Senior Banking Executive
W. Gail Cathey, Vice President
Joanna L. Chandler, Bank Manager
Shela D. Chessor, Vice President
Jody Claiborne, Loan Support Officer
Robert M. Crews, Jr., Vice President
Kathleen A. Crick, Training Officer
David M. Edwards, First Vice President
Suzanne A. Estes, Commercial Banking Officer
Tiby C. Ferguson, Vice President/Director of Marketing
Donna C. Gandee, Vice President
Michelle Gardner, Assistant Vice President
Miriam T. Green, Administrative Assistant
Billy R. Harvel, Vice President
Judy M. Hickman, Assistant Branch Administrator
Carla F. Hinson, Branch Manager II
Marcus F. Houston, Giles County Senior Banking Executive
Stephen K. Hughes, Vice President/Trust Officer
Patrick Klesel, Assistant Vice President, Branch Manager
S. Evelyn Leonard, Internal Controls Officer
R. Larry Love, Vice President
William L. Massey, Jr., Vice President and Trust Investment Officer
Robert C. Matthews, Controller
Marie E. McGrew, Assistant Internal Controls Officer
Martha M. McKennon, Vice President and Executive Assistant
Carol G. Messer, Branch Manager/Retail Lending
Richard J. Mullen, First Vice President and Trust Officer
Judy M. Musgrave, Banking Officer
Linda Pearson, Vice President
Lana C. Preston, Vice President/Branch Manager
Joseph E. Reeves, Jr., First Vice President
Brenda S. Risner, Assistant Vice President
Kathy Rosson, Commercial Banking Officer
Richard S. Sevier, Senior Commercial Relationship Manager
Stacey C. Shedd, Vice President
Anita G. Simmons, Manager of Management Information Systems
Terry D. Skillington, Assistant Vice President
Glynis D. Smith, Audit Officer
Linda Thomason, Vice President/Trust Officer
Carol G. Thompson, Vice President
Shannon Tidwell, Information Technology Officer
Gail E. Tindall, Chief Compliance Officer
Amy B. Vaught, Assistant Vice President and Trust Officer
Teresa L. Walker, Bank Manager
Pamela D. White, Accounting Officer
Roseann G. Williams, Vice President and Trust Officer
Julia R. Wolaver, Vice President and Office Manager
McCoy G. Zachry, Credit Officer and Manager of Special Assets



F&M
SERVICE AREA
Montgomery County
Houston County
Dickson County
White Bluff
Cheatham County
Humphreys County
East Hickman
Franklin
Williamson County
Campbell Station
Centerville
Spring Hill
Hickman County
Rutherford County
Perry County
Maury County
Columbia
Chapel Hill
Lewis County
Mt. Pleasant
Bedford County
Lewisburg
Lawrence County
Wayne County
Marshall County
Giles County
Lawrenceburg
Pulaski
Lincoln County
Loretto

DICKSON COUNTY:
WHITE BLUFF
White Bluff Office & ATM
2011 Highway 47 North
(615) 797-3153

GILES COUNTY:
PULASKI
Martin House Office & ATM
302 South Second St.
(931) 363-3830

HICKMAN COUNTY:
BON AQUA
East Hickman Office & ATM
9512 Highway 46
(931) 670-0090

CENTERVILLE
Centerville Office & ATM
116 Church St.
(931) 729-3522

LAWRENCE COUNTY:
LAWRENCEBURG
Locust Avenue Office & ATM
1501 North Locust Avenue
(Open Saturday)
(931) 762-6490
Crockett Office & ATM
116 West Gaines St.
(931) 766-5650

LORETTO
Loretto Office & ATM
201 S. Military St.
(931) 853-4358

MARSHALL COUNTY:
CHAPEL HILL
Chapel Hill Office & ATM
214 Horton Pkwy. North
(931) 364-2062

LEWISBURG
Ellington Office & ATM
260 North Ellington Pkwy.
(Open Saturday) (931) 359-6222

MAURY COUNTY:
COLUMBIA
Main Office & ATM
816 South Garden Street
(931) 388-3145 or
1-800-882-8378
Campbell Plaza Office – Kroger ATM
1202 South James Campbell Blvd.
(Open Saturday)
(931) 380-8278
Hatcher Lane Office & ATM
1501 South James Campbell Blvd.
(Open Saturday)
(931) 380-8260
High Street Drive-Through
515 N. High St.
(931) 380-8291
Northside Drive-Through ATM
857 Nashville Hwy.
(931) 380-8340

MT. PLEASANT
Mt. Pleasant Office & ATM
128 North Main St.
(931) 379-3292

SPRING HILL
Spring Hill Office & ATM
5398 Main St.
(931) 486-2212
or 1-866-727-4455

WILLIAMSON COUNTY:
FRANKLIN
Campbell Station Office & ATM
2035 Wall Street
(615) 302-4940 or
1-866-212-3499
Carothers Office & ATM
9040 Carothers Pkwy.
(615) 771-6484
Cool Springs Office & ATM
300 Billingsly Court
(615) 771-6484

Additional ATMs are located at:

Maury Regional Hospital, Columbia*
Columbia State Community College*
Columbia Quik Mart*,
1517 Hampshire Pike
Lawrenceburg Quik Mart*,
710 East Gaines Street
Lawrenceburg Super Stop*,
1904 West Gaines Street
Lewisburg Downtown,
121 Second Avenue South
Lewisburg On the Run Market*,
1550 Franklin Pike
Marshall Plaza*,
1748 Mooresville Hwy
Tennessee Farm Bureau
147 Bear Creek Pike

*Cash dispenser only

A LETTER *from* THE PRESIDENT



EXCEPTIONAL PEOPLE. AN EXCEPTIONAL YEAR.

It is with great pride that we report to you, our Shareholders, the exceptional results of our bank last year. It is certainly gratifying to our executive team that the results of 2008 were the second best in our 99-year history.

There were many obstacles to achieving success in 2008, yet the employees of First Farmers & Merchants Bank met each one with enthusiasm and tenacity. Clearly the old cliché "People Make the Difference" was never truer than in 2008. In fact, it may be more accurate to say that "Great People Made the Difference" for our Bank. To have such a strong year, in one of the toughest economic environments in the past thirty years, is truly the result of our sound bank policy and many different teams and lines of business maximizing the everyday customer experience.

First Farmers has continued to provide all of our associates with both in-house and third-party training. Our focused effort on training has certainly strengthened our staff's ability to operate efficiently leading to the growth of our Bank. Through a combination of increased efficiency and optimized performance, we feel we can expand the asset size of the Bank to between $1.3 to $1.5 billion. And we feel we can do this with our existing employees, thanks in part to the success of our ongoing training and cross-training efforts.

We expect 2009 to present another great challenge to our Bank. Every segment of the nation's economy is struggling right now. While a persistently high unemployment rate in our seven-county market area may be the greatest roadblock to a swift recovery, we feel we have prudently underwritten our loan portfolio to withstand such a downturn. We remain confident that we can weather this historic financial storm. America always meets its challenges and it will again.

As always, we strive to be a strong and profitable Bank. And we intend to remain the Bank dedicated to community service.

Thank you for your support this year.

Tim E. Pettus

Tim E. Pettus
President
First Farmers & Merchants Bank, Member FDIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2008**

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 000-10972

First Farmers and Merchants Corporation

(Exact name of registrant as specified in its charter)

Tennessee	62-1148660
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
816 South Garden Street Columbia, Tennessee	38402 – 1148
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (931) 388-3145

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $10.00 par value per share
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ]Yes [X] No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
[ ]Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X]Yes [ ] No

Indicate by check mark if the disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
[X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [X]

Non-accelerated filer [ ] (Do not check if a smaller reporting company) Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). [ ] Yes [X]No

The aggregate market value of the registrant's common stock held by non-affiliates as of June 30, 2008 was approximately $272,482,150 based on the reported price at which the common stock was last sold.

As of March 2, 2009, the registrant had outstanding 5,580,000 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Annual Report to Shareholders for Fiscal Year Ended December 31, 2008 -- Part II of this Report.

Proxy Statement for 2009 Annual Shareholders' Meeting to be held on April 21, 2009 -- Part III of this Report.

PART I

Item 1. Business.

Description of Business

First Farmers and Merchants Corporation (the "Corporation") was incorporated on March 31, 1982 as a Tennessee corporation. As of December 31, 2008, the only direct subsidiary of the Corporation was First Farmers and Merchants Bank, a Tennessee state-chartered bank (the "Bank"). Management evaluates the financial condition of the Corporation in terms of the Bank's operations within its service area in Middle Tennessee.

The operations of the Bank are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the general credit needs of small businesses in the Bank's service area, competition among lenders, the level of interest rates and the availability of funds. The Bank's loan portfolio is comprised of commercial, commercial and residential real estate, and retail installment loans, which primarily originate within the Bank's service area. Deposits are the primary source of funds for the Bank. Such deposits consist of checking accounts, regular savings deposits, NOW accounts, money market accounts and market rate certificates of deposit. Deposits are solicited from individuals and businesses in the Bank's service area, state and local entities and, to a lesser extent, United States government entities and other depository institutions. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Bank's service area. All of the Corporation's assets are located in the United States and all of its revenues generated from external customers originate within the United States.

The Bank's net income is dependent primarily on its net interest income, which is the difference between the interest income earned on its loans, investment assets and other interest-earning assets and the interest paid on deposits and other interest-bearing liabilities. To a lesser extent, the Bank's net income also is affected by its noninterest income derived principally from service fees as well as the level of noninterest expenses such as salaries and employee benefits.

For more information regarding the business of the Corporation and the Bank, please refer to the Management's Discussion and Analysis of Financial Condition and Results of Operations, which is included in the Corporation's 2008 Annual Report to Shareholders in Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

Availability of SEC Reports

The Corporation files annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the Securities and Exchange Commission (the "SEC"). These reports are not available on our website, *www.fandmbank.com*, because we have not yet updated our website to include such reports. The SEC maintains a website at *www.sec.gov* that contains reports, proxy statements and other information about the Corporation that are available free of charge. In addition, copies of our reports are available, without charge, by making a request through the "Contact Us" link on our website.

Regulation and Supervision

In addition to the generally applicable state and federal laws governing businesses and employers, the Corporation is subject to extensive regulation by federal and state laws and regulations applicable to financial institutions and their parent companies. Nearly all aspects of the business of the Corporation are subject to specific requirements and restrictions and general regulatory oversight. The principal objectives of state and federal laws regulating financial institutions are the maintenance of the safety and soundness of the financial institutions and the federal deposit insurance system and the protection of consumers or classes of consumers, rather than the specific protection of shareholders of a bank or the parent company of a bank, such as the Corporation. In addition, the supervision, regulation and examination of the Corporation by the bank regulatory agencies is not intended to protect the Corporation's shareholders. A brief summary of the regulatory environment in which the Corporation and its subsidiaries operate follows, but it is not designed to be a complete discussion of all statutes and regulations affecting such operations.

The Corporation is a bank holding company regulated under the Bank Holding Company Act of 1956 and is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Corporation is required to file various reports with, and is subject to examination by, the Federal Reserve. The Federal Reserve has the authority to issue orders to bank holding companies to cease and desist from unsound banking practices and violations of conditions imposed by, or violations of agreements with, the Federal Reserve. The Federal Reserve is also empowered to assess civil money penalties against companies or individuals who violate the BHCA or orders or regulations thereunder.

The Federal Reserve has the authority to prohibit bank holding companies from paying dividends if such payment is deemed to be an unsafe or unsound practice. The Federal Reserve has indicated generally that it may be an unsafe or unsound practice for bank holding companies to pay dividends unless a bank holding company's net income is sufficient to fund the dividends and the expected rate of earnings retention is consistent with the organization's capital needs, asset quality and overall financial condition. The Corporation depends in part upon dividends received from the Bank to fund its activities, including the payment of dividends. The Bank is subject to regulatory limitations on the amount of dividends it may declare and pay.

According to Federal Reserve policy, a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each such subsidiary. This support may be required at times when the bank holding company may not have the resources to provide such support. Similarly, under the cross-guarantee provisions of the Federal Deposit Insurance Act, the Federal Deposit Insurance Corporation (the "FDIC") can hold any FDIC-insured depository institution liable for any loss suffered or anticipated by the FDIC in connection with (i) the "default" of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution "in danger of default."

The Corporation is required to comply with risk-based capital guidelines issued by the Federal Reserve and with other tests related to capital adequacy that the Federal Reserve adopts from time to time.

The Corporation owns the Bank, which is chartered under the laws of Tennessee and is a member of the Federal Reserve. The Bank is subject to extensive state regulation and examination by the Tennessee Department of Financial Institutions, the Federal Reserve and the FDIC, which insures the deposits of state banks to the maximum extent permitted by law. The federal and state laws and regulations that are applicable to banks regulate, among other matters, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds, the amount of loans and the amount of interest that may be charged on loans. Various state consumer laws and regulations also affect the operations of state banks.

The Federal Community Reinvestment Act (the "CRA") generally requires insured depository institutions to make loans and investments and provide services that meet the credit needs of the communities they serve. Furthermore, the CRA requires the Federal Reserve to evaluate the performance of each subsidiary bank in meeting the credit needs of their communities. As a part of the CRA program, the Bank is subject to periodic examinations by the Federal Reserve and must maintain comprehensive records of its CRA activities. During these examinations, the Federal Reserve rates such institutions' compliance with the CRA as "Outstanding," "Satisfactory," "Needs to Improve" or "Substantial Noncompliance." As of the last CRA examination on September 24, 2007, the Bank received an "Outstanding" rating from the Federal Reserve.

The Federal Reserve, the FDIC and other bank regulatory agencies have adopted final guidelines (the "Guidelines") for safekeeping confidential, personal customer information. The Guidelines require each financial institution, under the supervision and ongoing oversight of its Board of Directors or an appropriate committee thereof, to create, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazards to the security or integrity of such information and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. The Bank has adopted a customer information security program that has been approved by the Board of Directors of both the Bank and the Corporation.

The Bank is required to pay semiannual FDIC deposit insurance assessments to the Deposit Insurance Fund ("DIF"). The FDIC maintains the DIF by assessing depository institutions an insurance premium. The amount each institution is assessed is based upon statutory factors that include the balance of insured deposits as well as the degree of risk the institution poses to the insurance fund. The FDIC uses a risk-based premium system that assesses higher rates on those institutions that pose greater risks to the DIF.

In October 2008, in an effort to restore capitalization levels and to ensure the DIF will adequately cover projected losses from future bank failures, the FDIC proposed a rule to alter the way in which it differentiates for risk in the risk-based assessment system and to revise deposit insurance assessment rates, including base assessment rates. The FDIC also proposed to introduce three adjustments that could be made to an institution's initial base assessment rate, including (i) a potential decrease of up to two basis points for long-term unsecured debt, including senior and subordinated debt, (ii) a potential increase for secured liabilities in excess of 15% of domestic deposits and (iii) for certain institutions, a potential increase for brokered deposits in excess of 10% of domestic deposits. In addition, the FDIC proposed raising the current rates uniformly by seven basis points for the assessment for the first quarter of 2009. The proposal for first quarter 2009 assessment rates was adopted as a final rule in December 2008. Effective April 1, 2009, the FDIC will make additional changes to assessment rates. In addition, on February 27, 2009, the FDIC adopted an interim rule imposing a 20-basis point emergency special assessment on June 30, 2009, to be collected on September 30, 2009. The interim rule also permits an emergency special assessment after June 30, 2009 of up to 10 basis points. The interim rule is subject to public comment. The increases in deposit insurance described above, as well as the recent increase and anticipated additional increase in the number of bank failures, is expected to result in an increase in deposit insurance assessments for all banks.

On November 21, 2008, the Board of Directors of the FDIC adopted a final rule relating to the Temporary Liquidity Guarantee Program ("TLGP"). The TLGP was announced by the FDIC on October 14, 2008, preceded by the determination of systemic risk by the Secretary of the Treasury (the "Secretary") (after consultation with the President), as an initiative to counter the system-wide crisis in the nation's financial sector. Under the TLGP the FDIC will (i) guarantee, through the earlier of maturity or June 30, 2012, certain newly issued senior unsecured debt issued by participating institutions on or after October 14, 2008, and before June 30, 2009 and (ii) provide full FDIC deposit insurance coverage for non-interest bearing transaction deposit accounts held at participating FDIC-insured institutions through December 31, 2009. The fee assessment for coverage of senior unsecured debt ranges from 50 basis points to 100 basis points per annum, depending on the initial maturity of the debt. The fee assessment for deposit insurance coverage is ten basis points per quarter on amounts in covered accounts exceeding $250,000. The TLGP is in effect for all eligible entities that did not opt out on or before December 5, 2008.

In response to recent unprecedented market turmoil, Congress enacted the Emergency Economic Stabilization Act ("EESA") on October 3, 2008. EESA authorizes the Secretary to purchase up to $700 billion in troubled assets from financial institutions under the Troubled Asset Relief Program ("TARP"). Troubled assets include residential or commercial mortgages and related instruments originated prior to March 14, 2008 and any other financial instrument the purchase of which the Secretary determines, after consultation with the Chairman of the Board of Governors of the Federal Reserve, is necessary to promote financial stability. The Secretary was authorized to purchase up to $250 billion in troubled assets immediately and up to $350 billion upon certification by the President that such authority is needed. EESA also increased the maximum deposit insurance amount up to $250,000 until December 31, 2009. Pursuant to his authority under EESA, the Secretary created the TARP Capital Purchase Program under which the Treasury Department is investing up to $250 billion in senior preferred stock of U.S. banks and savings associations or their holding companies. The Company elected not to participate in the TARP Capital Purchase Program.

The activities of the Corporation and the Bank are also subject to regulation under other various federal laws including the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, the Gramm-Leach-Bliley Act of 1999, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practice Act, the Electronic Funds Transfer Act and the Currency and Foreign Transactions Reporting Act, among others, as well as various state laws.

Competition

The business of providing financial services is highly competitive. In addition to competing with other commercial banks in the Bank's service area, the Bank competes with savings and loan associations, insurance companies, savings banks, small loan companies, finance companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit card organizations, credit unions and other enterprises. None of these competitors is dominant in the entire area served by the Bank.

In the markets it serves, the Bank offers a typical mix of interest-bearing transaction, savings and time deposit products as well as traditional non-interest bearing deposit accounts. The Bank's primary market areas are Dickson, Giles, Hickman, Lawrence, Marshall, Maury and Williamson Counties in Tennessee.

Employees

The Corporation has no employees. Its subsidiary, the Bank, had approximately 257 full-time employees and 41 part-time employees at December 31, 2008. Five of the Bank's officers are also officers of the Corporation. Employee benefit programs provided by the Bank include a deferred profit-sharing plan, an annual profit-sharing plan, a salary continuation plan, a deferred compensation plan, an executive split-dollar life insurance plan, a post-retirement medical benefits program, training programs, group life and health insurance and paid vacations.

Item 1A. Risk Factors.

An investment in our common stock involves significant risks inherent to our business. The risks and uncertainties that management believes affect or could affect us are described below. This listing should not be considered as all-inclusive. You should carefully read and consider these risks and uncertainties described below together with all of the other information included or incorporated by reference in this report before you decide to invest in our common stock. References to "we," "us," and "our" in this section refer to the Corporation and the Bank, unless otherwise specified or unless the context otherwise requires.

Our business and credit quality may be adversely affected by conditions in the financial market and economic conditions generally.

Since mid-2007, and particularly during the second half of 2008, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the value of nearly all asset classes and by a serious lack of liquidity. This was initially triggered by declines in home prices and the values of subprime mortgages, but spread to all mortgage and real estate asset classes, to leveraged bank loans and to nearly all asset classes, including equities. The global markets have been characterized by substantially increased volatility and short-selling and an overall loss of investor confidence, initially in financial institutions, but more recently in companies in a number of other industries and in the broader markets.

Market conditions have also led to the failure or merger of a number of prominent financial institutions. Financial institution failures or near-failures have resulted in further losses as a consequence of defaults on securities issued by them and defaults under contracts entered into with such entities as counterparties. Furthermore, declining asset values, defaults on mortgages and consumer loans, and the lack of market and investor confidence, as well as other factors, have all combined to increase credit default swap spreads, to cause rating agencies to lower credit rates, and to otherwise increase the cost and decrease the availability of liquidity, despite very significant declines in Federal Reserve borrowing rates and other government actions. Some banks and other lenders have suffered significant losses and have become reluctant to lend, even on a secured basis, because of the increased risk of default and the impact of declining asset values on the value of collateral. The foregoing has significantly weakened the strength and liquidity of some financial institutions worldwide. In 2008, the United States government, the Federal Reserve and other regulators took numerous steps to increase liquidity and to restore investor confidence, including investing approximately $200 billion in the equity of other banking organizations, but asset values have continued to decline and access to liquidity continues to be very limited.

Our financial performance generally, and in particular the ability of borrowers to pay interest and repay principal of outstanding loans and the value of collateral securing those loans, is highly dependent upon the business environment in the markets where we operate, in the State of Tennessee and in the United States as a whole. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by: declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; natural disasters; or a combination of these or other factors.

Overall, during 2008 the business environment was adverse for many households and businesses in the United States and worldwide. The business environment in Tennessee has been less adverse than in the United States generally but continues to deteriorate. It is expected that the business environment in the State of Tennessee, the United States and worldwide will continue to deteriorate for the foreseeable future. There can be no assurance that these conditions will improve in the near term. Such conditions could adversely affect the credit quality of our loans, results of operations and financial condition.

Liquidity needs could adversely affect our results of operations and financial condition.

We rely on dividends from the Bank as our primary source of funds. The primary sources of funds of the Bank are customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands.

Our allowance for loan losses may be insufficient.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, that represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management's continuing evaluation of portfolio quality trends; changes in the nature and volume of the portfolio; present and prospective economic and business conditions, locally and nationally; management review systems and board oversight; changes in credit policy, credit administration, portfolio management and procedures; changes in personnel, management and staff; and existence and effect of any concentrations of credit. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks using existing qualitative and quantitative information, all of which may undergo material changes. An increase in the allowance for loan losses results in a decrease in net income, and possibly capital, and may have a material adverse effect on our financial condition and results of operations. For further discussion related to our allowance for loan losses, please refer to "Liquidity and Capital Resources – Loans and Loan Quality" and "Critical Accounting Policies – Allowance for Loan Losses" in the Management's Discussion and Analysis of Financial Condition and Results of Operations, which is included in the Corporation's 2008 Annual Report to Shareholders in Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

Our profitability depends significantly on economic conditions in the communities in the State of Tennessee where we do business.

Our success depends on the general economic conditions of the specific local markets in Middle Tennessee where we operate. Local economic conditions have a significant impact on the demand for our products and services as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our deposit funding sources. A significant decline in general economic conditions caused by inflation, recession, acts of terrorism, outbreak of hostilities, or other international or domestic occurrences, unemployment, changes in securities markets or other factors could impact local economic conditions and, in turn, have a material adverse effect on our financial condition and results of operations.

We are subject to extensive government regulation and supervision.

We are subject to extensive regulation and supervision under federal and state laws and regulations. The restrictions imposed by such laws and regulations limit the manner in which we conduct business, undertake new investments and activities and obtain financing. These regulations are designed primarily for the protection of the deposit insurance funds and consumers and not to benefit our shareholders. Financial institution regulation has been the subject of significant legislation in recent years and may be the subject of further significant legislation in the future, none of which is in our control. Significant new laws or changes in, or repeals of, existing laws could have a material adverse effect on our financial condition, results of operations or liquidity. Further, federal monetary policies, particularly as implemented through the Federal Reserve, significantly affect short-term interest rates and credit conditions, and any unfavorable change in these conditions could have a material adverse effect on our financial condition, results of operations or liquidity.

We are subject to interest rate risk.

Our earnings and cash flows are largely dependent upon our net interest income. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect (i) our ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities, and (iii) the average duration of our securities portfolio and other interest-earning rates received on loans and other investments, our net interest income, and therefore, earnings could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations. For further discussion related to our management of interest rate risk, please refer to "Liquidity and Capital Resources – Interest Rate Risk" in the Management's Discussion and Analysis of Financial Condition and Results of Operations, which is included in the Corporation's 2008 Annual Report to Shareholders in Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

We rely heavily on our management team and on our ability to attract and retain key personnel.

We are a customer-focused and relationship-driven organization. Future growth is expected to be driven in large part by the relationships we maintain with our customers. Additionally, it is important for us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. The market for such people is competitive and there is no assurance that we will be successful in attracting, hiring, motivating or retaining them.

Competition from other financial services providers could adversely impact our results of operation.

The banking and financial services business is highly competitive. We face competition in making loans, attracting deposits and providing trust services. Increased competition in the banking and financial services business may reduce our market share, impair its growth or cause the prices we charge for our services to decline. For further discussion related to our competition in our market area, please refer to "Competition" in Item 1 of this Annual Report on Form 10-K.

Our common stock is not listed or traded on any established securities market and is normally less liquid than securities traded in those markets.

Our common stock is not listed or traded on any established securities market and there are no plans to seek to list our common stock on any recognized exchange. Accordingly, our common stock has substantially less daily trading volume than the average securities listed on any national securities exchange. Most transactions in our common stock are privately negotiated trades and the shares are very thinly traded. There is no dealer for our stock and no "market maker." Our shares do not have a trading symbol. These factors can reduce the marketability of our shares and the lack of a liquid market can produce downward pressure on the stock price.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

At December 31, 2008, the Bank maintained a main office in Columbia, Tennessee, 19 other offices (six of which are located on real property that is leased) and 12 separate automatic teller or cash dispensing machine locations. The Bank currently has offices throughout Middle Tennessee, in addition to the main office in Columbia, as reflected in the following table:

City	County	Offices
Bon Aqua	Hickman	1
Centerville	Hickman	1
Chapel Hill	Marshall	1
Columbia	Maury	5
Franklin	Williamson	2
Lawrenceburg	Lawrence	2
Lewisburg	Marshall	1
Loretto	Lawrence	1
Mt. Pleasant	Maury	1
Pulaski	Giles	1
Spring Hill	Maury and Williamson	2
White Bluff	Dickson	1
	Total:	19

The Bank provides only automatic teller machine services in Spring Hill at the Saturn General Assembly Building; in Lawrenceburg at the Quik Mart on East Gaines street; in Columbia at the Tennessee Farm Bureau, Columbia State Community College, Columbia Quik Mart on Hampshire Pike, and Maury Regional Hospital; and in Lewisburg at Marshall Plaza and On-the-Run Market at 1550 Franklin Pike.

For more information on the properties owned and leased by the Corporation and the Bank, please refer to Notes 5 and 7 to the Consolidated Financial Statements, which are included in the Corporation's 2008 Annual Report to Shareholders in Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

Item 3. Legal Proceedings.

The Corporation and the Bank are, from time to time, subject to claims or suits arising in the ordinary course of business. The Corporation, the Bank and the subsidiaries of the Bank currently are not a party to any proceeding that, in management's opinion, would have a material adverse effect on the Corporation's financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted during the fourth quarter of the fiscal year ended December 31, 2008 to a vote of the shareholders of the Corporation, through the solicitation of proxies or otherwise.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

A discussion of the Corporation's common stock, related shareholder matters and purchases of equity securities is set forth in the Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes to the Consolidated Financial Statements, each of which is included in the Corporation's 2008 Annual Report to Shareholders in Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference. There were no sales of unregistered securities of the Corporation.

The following table provides information regarding purchases of the Corporation's common stock made by the Corporation during the fourth quarter of 2008:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plan or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2008 - October 31, 2008	-	$ -	-	$ -
November 1, 2008- November 30, 2008	-	$ -	-	$ -
December 1, 2008 - December 31, 2008	25,000*	$ 50.00	-	$ -
Total	25,000	$ 50.00	-	$ -

*Purchased through negotiated transactions with several third-party sellers.

Item 6. Selected Financial Data.

The selected financial data, set forth in the Corporation's 2008 Annual Report to Shareholders under the caption "Selected Financial Information," is included in Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations is included in the Corporation's 2008 Annual Report to Shareholders in Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

A discussion of the market risk of the Corporation and the Bank as of December 31, 2008 related to the investment debt and equity securities held by the Corporation and the Bank is set forth in Note 2 to the Consolidated Financial Statements, which is included in the Corporation's 2008 Annual Report to Shareholders in Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference. A discussion of the market risk in the loan portfolio of the Bank is set forth in Note 3 to the Consolidated

Financial Statements and in the section entitled "Liquidity and Capital Resources – Loans and Loan Quality" in the Management's Discussion and Analysis of Financial Condition and Results of Operations, both of which are included in the Corporation's 2008 Annual Report to Shareholders in Exhibit 13 to this Annual Report on Form 10-K and are incorporated herein by reference. A discussion of the rate sensitivity of all earning assets and interest-bearing liabilities of the Corporation and the Bank is set forth in the section entitled "Liquidity and Capital Resources – Interest Rate Risk" in the Management's Discussion and Analysis of Financial Condition and Results of Operations, which is included in the Corporation's 2008 Annual Report to Shareholders in Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data.

Financial statements and supplementary data are set forth in the Consolidated Financial Statements and Notes to Consolidated Financial Statements, both of which are included in the Corporation's 2008 Annual Report to Shareholders in Exhibit 13 to this Annual Report on Form 10-K and are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Corporation, with the participation of its management, including the Corporation's Chief Executive Officer and Assistant Treasurer (principal financial officer), carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report.

Based upon that evaluation and as of the end of the period covered by this report, the Corporation's Chief Executive Officer and Assistant Treasurer (principal financial officer) concluded that the Corporation's disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports that the Corporation files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported on a timely basis.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Corporation has included a report of management's assessment of the design and operating effectiveness of its internal controls as part of this report. KraftCPAs PLLC, the independent registered public accounting firm that audited the consolidated financial statements of the Corporation included in this annual report, has issued an attestation report on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2008. The report, which expresses an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2008, along with Management's report, are included with the Consolidated Financial Statements in the Corporation's 2008 Annual Report to Shareholders under the captions "Management Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm," which are incorporated herein by reference to Exhibit 13 to this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There has been no change in the Corporation's internal control over financial reporting during the fourth quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Reference is made to information in the Corporation's Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 21, 2009 (the "Proxy Statement") under the captions "Director Nominee Information Table," "Election of Directors," "Executive Officers," "Corporate Governance – Committees of the Board of Directors," "Corporate Governance – Code of Ethics," and "General Information – Section 16 (a) Beneficial Ownership Reporting Compliance," which information is incorporated herein by reference.

Item 11. Executive Compensation.

Reference is made to information in the Proxy Statement under the captions "Compensation Discussion and Analysis," "Executive Compensation," "Compensation of Directors," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report," which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Reference is made to information in the Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management," which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Reference is made to information in the Proxy Statement under the captions "Corporate Governance – Director Independence" and "Related Person Transactions," which information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Reference is made to information in the Proxy Statement under the captions "Audit Committee Report" and "Independent Registered Public Accounting Firm," which information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) (1) Financial statements are set forth in the Consolidated Financial Statements and Notes to Consolidated Financial Statements, which are incorporated herein by reference to Exhibit 13 to this Annual Report on Form 10-K.

(2) All financial statement schedules are omitted because they are not applicable or not required, or because the required information is included in the Consolidated Financial Statements referenced in Item 15(a)(1).

(3) Exhibits:

3.1 Charter. (1)

3.2 Articles of Amendment to Charter. (1)

3.3 Amended and Restated By-laws. (2)

4 Specimen Stock Certificate. (1)

10.1 Profit Sharing Plan. (3)*

10.2 First Amendment to Profit Sharing Plan. (3)*

10.3 Second Amendment to Profit Sharing Plan. (3)*

10.4 Executive Salary Continuation Agreement by and between First Farmers and Merchants National Bank and Waymon L. Hickman, dated as of December 1, 1992. (3)*

10.5 Memorandum of Understanding among First Farmers and Merchants National Bank, First Farmers and Merchants Corporation and Waymon L. Hickman, dated as of April 30, 2005. (4)*

10.6 Benefits Agreement by and between First Farmers and Merchants Bank and Thomas Randall Stevens, the Bank's and the Corporation's Chairman and Chief Executive Officer, dated as of January 26, 2007. (5)*

10.7 Benefits Agreement by and between John P. Tomlinson, III and the Bank's and Corporation's Chief Administrative Officer, date as of January 29, 2007. (5)*

10.8 Form of Director Deferred Compensation Agreement.*

10.9 Form of First Amendment to the First Farmers and Merchants Bank Director Deferred Compensation Agreement.*

10.10 Form of First Farmers and Merchants National Bank Director Split Dollar Agreement.*

10.11 First Farmers and Merchants National Bank Group Term Carve-Out Plan, dated as of March 27, 2007.*

10.12 First Farmers & Merchants Bank Life Insurance Endorsement Method Split Dollar Plan Agreement, dated as of January 7, 2008.*

13 Annual Report to Shareholders.

21 List of Subsidiaries.

31.1 Certification of the Chief Executive Officer of First Farmers and Merchants Corporation pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of the Assistant Treasurer (principal financial officer) of First Farmers and Merchants Corporation pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32 Certification of the Chief Executive Officer and Assistant Treasurer (principal financial officer) of First Farmers and Merchants Corporation pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates a compensatory plan or arrangement.

(1) Incorporated by reference to the First Farmers and Merchants Corporation Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on May 7, 2004 (File Number 000-10972).

(2) Incorporated by reference to the First Farmers and Merchants Corporation Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 23, 2007 (File Number 000-10972).

(3) Incorporated by reference to the First Farmers and Merchants Corporation Amendment No. 2 to the Annual Report on Form 10-K/A for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on July 19, 2004 (File Number 000-10972).

(4) Incorporated by reference to the First Farmers and Merchants Corporation Amendment Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on March 14, 2008 (File Number 000-10972).

(5) Incorporated by reference to the First Farmers and Merchants Corporation Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 30, 2007 (File Number 000-10972).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST FARMERS AND MERCHANTS CORPORATION

By /s/ T. Randy Stevens
T. Randy Stevens
Chief Executive Officer

Date: March 13, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s / PATRICIA P. BEARDEN Patricia P. Bearden	Assistant Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 13, 2009
/s / KENNETH A. ABERCROMBIE Kenneth A. Abercrombie	Director	March 13, 2009
/s/ JAMES L. BAILEY, JR. James L. Bailey, Jr.	Director	March 13, 2009
/s/MATTHEW M. SCOGGINS Matthew M. Scoggins	Director	March 13, 2009
/s/ H. TERRY COOK, JR. H. Terry Cook, Jr.	Director	March 13, 2009
/s/ TOM NAPIER GORDON Tom Napier Gordon	Director	March 13, 2009
/s/ O. REBECCA HAWKINS O. Rebecca Hawkins	Director	March 13, 2009
/s/ W. LACY UPCHURCH W. Lacy Upchurch	Director	March 13, 2009
/s/ JOSEPH W. REMKE, III Joseph W. Remke, III	Director	March 13, 2009
/s/ T. RANDY STEVENS, III T. Randy Stevens, III	Director	March 13, 2009
/s/ TIMOTHY E. PETTUS Timothy E. Pettus	Director	March 13, 2009
/s/ WILLIAM R. WALTER William R. Walter	Director	March 13, 2009
/s/ DAN C. WHEELER Dan C. Wheeler	Director	March 13, 2009
/s/ DAVID S. WILLIAMS David S. Williams	Director	March 13, 2009

/s/ W. DONALD WRIGHT W. Donald Wright	Director	March 13, 2009
/s/ M. DARLENE BAXTER M. Darlene Baxter	Director	March 13, 2009

EXHIBIT INDEX
FIRST FARMERS AND MERCHANTS CORPORATION

3.1 Charter. (1)

3.2 Articles of Amendment to Charter. (1)

3.3 Amended and Restated By-laws. (2)

4 Specimen Stock Certificate. (1)

10.1 Profit Sharing Plan. (3)*

10.2 First Amendment to Profit Sharing Plan. (3)*

10.3 Second Amendment to Profit Sharing Plan. (3)*

10.4 Executive Salary Continuation Agreement by and between First Farmers and Merchants National Bank and Waymon L. Hickman, dated as of December 1, 1992. (3)*

10.5 Memorandum of Understanding among First Farmers and Merchants National Bank, First Farmers and Merchants Corporation and Waymon L. Hickman, dated as of April 30, 2005. (4)*

10.6 Benefits Agreement by and between First Farmers and Merchants Bank and Thomas Randall Stevens, the Bank's and the Corporation's Chairman and Chief Executive Officer, dated as of January 26, 2007. (5)*

10.7 Benefits Agreement by and between John P. Tomlinson, III and the Bank's and Corporation's Chief Administrative Officer, date as of January 29, 2007. (5)*

10.8 Form of Director Deferred Compensation Agreement.*

10.9 Form of First Amendment to the First Farmers and Merchants Bank Director Deferred Compensation Agreement.*

10.10 Form of First Farmers and Merchants National Bank Director Split Dollar Agreement.*

10.11 First Farmers and Merchants National Bank Group Term Carve-Out Plan, dated as of March 27, 2007.*

10.12 First Farmers & Merchants Bank Life Insurance Endorsement Method Split Dollar Plan Agreement, dated as of January 7, 2008.*

13 Annual Report to Shareholders.

21 List of Subsidiaries.

31.1 Certification of the Chief Executive Officer of First Farmers and Merchants Corporation pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of the Assistant Treasurer (principal financial officer) of First Farmers and Merchants Corporation pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32 Certification of the Chief Executive Officer and Assistant Treasurer (principal financial officer) of First Farmers and Merchants Corporation pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates a compensatory plan or arrangement.

(1) Incorporated by reference to the First Farmers and Merchants Corporation Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on May 7, 2004 (File Number 000-10972).

(2) Incorporated by reference to the First Farmers and Merchants Corporation Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 23, 2007 (File Number 000-10972).

(3) Incorporated by reference to the First Farmers and Merchants Corporation Amendment No. 2 to the Annual Report on Form 10-K/A for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on July 19, 2004 (File Number 000-10972).

(4) Incorporated by reference to the First Farmers and Merchants Corporation Amendment Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on March 14, 2008 (File Number 000-10972).

(5) Incorporated by reference to the First Farmers and Merchants Corporation Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 30, 2007 (File Number 000-10972).

EXHIBIT 13

EXHIBIT 21

List of Subsidiaries
(Direct and Indirect Ownership)

Name	State of Incorporation
First Farmers and Merchants Bank	Tennessee
F & M West, Inc.	Tennessee
Maury Tenn, Inc.	Nevada
Maury Tenn Properties, Inc.	Maryland

FIRST FARMERS AND MERCHANTS CORPORATION
816 South Garden Street, P. O. Box 1148
Columbia, Tennessee 38402-1148

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

To Be Held on the **21st** day of **April,** 2009

The accompanying proxy is solicited by and on behalf of the Board of Directors of First Farmers and Merchants Corporation (the "Corporation") for use at the Twenty-Seventh Annual Meeting of Shareholders to be held on April 21, 2009 and any adjournment thereof (the "Annual Meeting"). The time and place of the Annual Meeting are set forth in the accompanying Notice of Annual Meeting of Shareholders. All expenses of preparing, printing and mailing the proxy and all materials used in the solicitation thereof will be borne by the Corporation. In addition to the use of the mail, proxies may be solicited in person or by telephone by directors, officers and other personnel of the Corporation or its subsidiary, First Farmers and Merchants Bank (the "Bank"), none of whom will receive additional compensation for such services. The Corporation will also request custodians and nominees to forward soliciting materials to the beneficial owners of common stock of the Corporation, $10.00 par value per share ("Common Stock"), held of record by them and will pay reasonable expenses of such persons for forwarding such material. The date on which this Proxy Statement and the accompanying proxy card are first being mailed to shareholders of the Corporation is March 31, 2009.

PURPOSES OF THE MEETING

The Annual Meeting will be held for the purposes of (i) electing directors and (ii) transacting whatever other business may properly be brought before the meeting or any adjournment thereof.

QUORUM AND VOTING

At the close of business on March 2, 2009, the Corporation had issued and outstanding 5,580,000 shares of Common Stock. Only holders of record of Common Stock at the close of business on March 2, 2009 are entitled to notice of and to vote on matters that properly come before the Annual Meeting or any adjournment thereof.

The presence in person or by proxy of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting or any adjournment thereof. Abstentions and broker non-votes are included in determining the number of shares present in person or by proxy for purposes of determining if a quorum exists. A shareholder is entitled to one vote in person or by proxy at the Annual Meeting for each share of Common Stock held of record in his or her name.

If a quorum is not present at the time of the Annual Meeting, the majority of shares entitled to vote, represented in person or by proxy, shall have the power to adjourn the Annual Meeting until a quorum shall be present or represented by proxy.

If the enclosed proxy is properly executed, returned and not revoked, it will be voted in accordance with the instructions, if any, given by the shareholder. If a proxy is executed and returned but no specification is made, the proxy will be voted **FOR** the election of all nominees as directors of the Corporation. Abstentions will be disregarded in the calculation of a plurality with respect to the election of directors and will have the effect of a vote against any other proposals properly brought before the

Annual Meeting. Broker non-votes occur when a broker or nominee returns a proxy but does not have discretionary authority to vote on a particular proposal because it has not received voting instructions from the beneficial holder. When a proposal is not a "routine" matter and a broker or nominee has not received voting instructions from the beneficial holder of the shares with respect to that proposal, the broker or nominee cannot vote the shares on that proposal. For "routine" matters, such as the election of directors, brokers and nominees generally may vote on behalf of beneficial holders who have not furnished voting instructions.

Any shareholder has the power to revoke his or her proxy at any time, prior to the vote being taken at the Annual Meeting, by written notice or subsequently dated proxy received by the Corporation, or by revocation by the shareholder in person at the Annual Meeting or any adjournment thereof. If you wish to attend the Annual Meeting and need directions to the Cherry Theatre in the Waymon L. Hickman Building at Columbia State Community College, Columbia, Tennessee, please contact, Martha McKennon, Secretary of the Corporation, at (931) 388-3145.

ELECTION OF DIRECTORS

The Board of Directors has nominated the 15 individuals below for election as directors to serve until the annual meeting of shareholders in 2010 or until their successors are qualified and elected. The Corporation's Amended and Restated By-laws (the "Bylaws") provide in Article III, Section 2 that there shall be no fewer than five and no more than 20 directors. The Board of Directors believes it is in the best interest of the Corporation that there be 15 directors of the Corporation at this time. Proxies cannot be voted for a greater number of persons than the nominees named.

Directors are elected by a plurality of the votes cast by the shares of Common Stock entitled to vote at the Annual Meeting, if a quorum is present. Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum at the Annual Meeting but will not have the effect of voting in opposition to a director. The Corporation's charter does not provide for cumulative voting and, accordingly, shareholders do not have cumulative voting rights with respect to the election of directors. Consequently, each shareholder of record may only cast one vote per share of Common Stock for each nominee.

Unless a proxy specifies otherwise, the persons named in the proxy will vote the shares covered thereby **FOR** the nominees listed below. Should any nominee become unavailable for election, shares covered by a proxy will be voted for a substitute nominee selected by the current Board of Directors.

Each nominee is currently serving as a director and has served as a director since the 2008 annual meeting of shareholders. Each nominee has consented to be a candidate and to serve as a director if elected. The following table provides the names, ages, positions and offices held with the Corporation and the Bank, the year in which each director nominee was first elected to the Board of Directors and the business experience of each director nominee during the last five years:

DIRECTOR NOMINEE INFORMATION TABLE

Name	Age	Position and Office Held with Corporation	Position and Office Held with Bank	Director of Corporation Since	Business Experience During Last Five Years
Kenneth A. Abercrombie	66	Director	Director	1988	Retired President, Loretto Casket Co., Inc.
James L. Bailey, Jr.	67	Director	Director	1982	Maury County Mayor; Pharmacist (self-employed)
M. Darlene Baxter	62	Director	Director	2007	Associate Administrator, Maury Regional Hospital
H. Terry Cook, Jr.	68	Director	Director	1982	President, Cook Properties, Inc.
Thomas Napier Gordon	57	Director	Director	1986	Managing Partner, Gordon Brothers Properties
Dr. O. Rebecca Hawkins	68	Director	Director	1999	Retired President, Columbia State Community College
Timothy E. Pettus	57	Director and President	Director and President	2007	President of the Corporation and the Bank
Dr. Joseph W. Remke, III	58	Director	Director	1999	Optometrist (self-employed)
Matthew M. Scoggins, Jr.	59	Director	Director	2008	CEO, Tennessee Farmers Insurance Companies
T. Randy Stevens	57	Director, Chairman and CEO	Director, Chairman and CEO	1991	Chairman and CEO of the Corporation and the Bank
W. Lacy Upchurch	62	Director	Director	2007	President, Tennessee Farm Bureau; Farmer
William R. Walter	67	Director	Director	2002	Retired Administrator and CEO, Maury Regional Hospital
Dan C. Wheeler	66	Director	Director	1993	Director, Center for Profitable Agriculture
Dr. David S. Williams	62	Director	Director	2001	Orthodontist (self-employed)
W. Donald Wright	69	Director	Director	1992	Pharmacist (self-employed)

The Board of Directors recommends that the shareholders vote FOR each of the nominees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth certain information, as of January 1, 2009, with respect to the beneficial ownership of our Common Stock by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each director and nominee, (iii) each of our Named Executive Officers (as identified in the section below entitled "EXECUTIVE COMPENSATION – Summary Compensation Table") and (iv) all of our directors and executive officers as a group:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class
First Farmers and Merchants Bank (2)	716,000	12.83%
Thomas Napier Gordon(3)	136,648	2.45%
T. Randy Stevens(4)	75,000	1.34%
H. Terry Cook, Jr.(5)	49,912	*
James L. Bailey, Jr.	17,088	*
Dan C. Wheeler(6)	15,668	*
John P. Tomlinson, III(7)	12,900	*
N. Houston Parks(8)	14,144	*
Timothy E. Pettus(9)	10,790	*
Matthew M. Scoggins(10)	7,574	*
Joseph W. Remke III(11)	7,160	*
David S. Williams	7,000	*
William R. Walter	5,428	*
Kenneth A. Abercrombie	5,000	*
W. Donald Wright	4,832	*
M. Darlene Baxter	2,500	*
Dr. O. Rebecca Hawkins	1,300	*
Patricia P. Bearden(12)	429	*
W. Lacy Upchurch	400	*
Directors and Executive Officers as a Group (19 persons)	378,193	6.77%

* Less than 1%

(1) Unless otherwise indicated, all shares are owned of record.

(2) The Bank's address is 816 South Garden Street, Columbia, Tennessee 38402. These shares of Common Stock are held in a fiduciary capacity by the Bank's Trust and Financial Department as trustee, agent or otherwise. The beneficial holders have the right to vote 100% of these shares. The shares voted by the Bank's Benefit Committee on behalf of the beneficial holders will be voted in a manner consistent with the best interests of the beneficiaries as determined by the Bank in its fiduciary capacity.

(3) Includes 18,120 shares held by Thomas Napier Gordon, Jr., Mr. Gordon's minor son, 18,120 shares held by Edward Bradshaw Gordon, Mr. Gordon's minor son and 800 shares held by Teri Hasenour Gordon, Mr. Gordon's wife.

(4) Includes 2,000 shares held by Leesa M. Stevens, Mr. Stevens' wife, 36,000 shares held by Leesa M. Stevens Family Partnership, L.P., a limited partnership of which Mr. Stevens is a limited partner, and 35,800 shares held by Thomas Randall Stevens Family Partnership, L.P., a limited partnership of which Mr. Stevens is a limited partner.

(5) Includes 16,308 shares held by Griffitha G. Cook, Mr. Cook's wife, 5,650 shares held by Cook Properties, Inc., of which Mr. Cook is president, and 500 shares held by Famco-IRA H. Terry Cook.

(6) Includes 5,400 shares held by Mary Carol Wheeler, Mr. Wheeler's wife.

(7) Includes 100 shares held by Teresa J. Beck, Mr. Tomlinson's wife, and 2,000 shares held by Famco – IRA John P. Tomlinson.

(8) Includes 14,144 shares held by Famco in custody of N. Houston Parks and his wife, Suzanne C. Parks.

(9) Includes 200 shares held jointly by Timothy E. Pettus and Ellen Pettus, Mr. Pettus' mother, 1,120 shares held by Timothy E. Pettus or Lynn Pettus, Mr. Pettus' wife and 5,270 shares held by Famco – IRA Timothy E. Pettus.

(10) Includes 1,279 shares held jointly by Mathew M. Scoggins, Jr. and Mary Paulett Scoggins, Mr. Scoggins' wife, 1,274 shares held by Famco – IRA Matthew M. Scoggins, Jr. and 869 shares held by Famco – IRA Mary P. Scoggins.

(11) Includes 4,100 shares held by Famco – IRA Dr. Joseph W. Remke, III.

(12) Includes 119 shares held by Famco – Roth IRA Patricia P. Bearden.

EXECUTIVE OFFICERS

The biographical information of the executive officers of the Corporation and the Bank, as of March 3, 2009, is presented in the following paragraphs. None of these executive officers has a family relationship with any officer or employee of the Corporation or the Bank.

T. Randy Stevens, age 57, is Chairman of the Board of Directors, Chief Executive Officer and a director of the Corporation and the Bank. He was employed by the Bank in 1973 and promoted to Commercial Bank Officer in 1974. He was appointed Assistant Vice President in 1976 and promoted to Vice President in 1979. Mr. Stevens was appointed Vice President and Trust Officer of the Bank in 1982 and promoted to First Vice President in 1984. He was promoted to Executive Vice President and Chief Administrative Officer of the Bank in 1990. Mr. Stevens was elected as a director of the Bank and the Corporation in 1991 and appointed Vice President of the Corporation in 1991. He was appointed President and Chief Operating Officer of the Bank, effective December 31, 1995, and President and Chief Operating Officer of the Corporation in April 1996. He was appointed Chief Executive Officer of the Bank and the Corporation on June 30, 2002. He has been Chairman of the Board of Directors of the Corporation and the Bank since April 19, 2005.

Timothy E. Pettus, age 57, is President and a director of the Corporation and the Bank. Mr. Pettus has been an officer of the Bank since July 2002. He served as the Vice Chairman of the Bank from April 2005 until his appointment as President of the Corporation and the Bank on January 30, 2007. Mr. Pettus served as Regional President, Southern Region of the Bank, from July 2002 until becoming Vice Chairman of the Bank. From 1998 until July 2002, he was a senior banking executive with Bank of America in Lawrence County, Tennessee. He was elected director of the Corporation and the Bank on January 15, 2008.

John P. Tomlinson, III, age 58, is Chief Administrative Officer of the Bank. He was employed by the Bank in 1973 and promoted to Commercial Bank Officer in 1974. He was appointed Assistant Vice President of the Bank in 1976 and promoted to Vice President in 1979. Mr. Tomlinson was appointed Manager of Mortgage Lending in 1986 and promoted to Senior Vice President in 1990. He was appointed Executive Vice President of the Bank in 1995 and elected Secretary of the Corporation in April 1996. He was appointed Vice President of the Corporation on December 17, 1996 and Senior Executive Vice President of the Bank in 1998. Mr. Tomlinson was appointed Senior Executive Vice President of the Corporation in 1999. He was appointed Chief Operating Officer on June 30, 2002 and Regional President of the Bank in 2003. He served as President of the Corporation and the Bank from April 2005 to January 2007. On January 31, 2007, he was named Chief Administrative Officer of the Bank. Mr. Tomlinson served as a director of the Corporation and the Bank from 2000 to 2008.

N. Houston Parks, age 59, is Treasurer of the Corporation and Chief Operating Officer and, effective as of January 20, 2009, General Counsel of the Bank. He was employed by the Bank in 1997 as Senior Vice President and Senior Trust Officer. He was appointed Executive Vice President and Senior Trust Officer in 2002. He was promoted to Vice Chairman and Chief Operating Officer of the Bank in 2005 and was appointed Treasurer of the Corporation on April 19, 2005.

Patricia P. Bearden, age 46, is Assistant Treasurer of the Corporation and Chief Financial Officer of the Bank. She was employed by the Bank in 1998 and was promoted to Trust Officer in 2000. She was promoted to Vice President and Trust Officer in 2003. She was appointed Chief Financial Officer of the Bank in 2005 and was appointed Assistant Treasurer of the Corporation on April 19, 2005.

Martha M. McKennon, age 64, is Secretary of the Corporation and Secretary, Vice President and Executive Assistant of the Bank. She was employed by the Bank in 1974 and promoted to Customer Service Representative in 1980. She was appointed Executive Assistant of the Bank in 1984 and Assistant Vice President, Executive Assistant in 1991. Ms. McKennon was appointed Assistant Secretary of the Corporation on December 17, 1996 and appointed Vice President/Executive Assistant of the Bank in 1997. She was appointed Secretary of the Corporation in 1999 and Secretary to the Board of Directors of the Corporation and the Bank in 2000.

CORPORATE GOVERNANCE

Director Qualifications

The Board of Directors has not established formal minimum qualifications for its members. The Board considers only potential nominees who have several years of relevant business experience. Non-management director nominees generally need to be independent, as defined by the listing standards of the New York Stock Exchange. Any nominee must be willing to serve for the nominal director's compensation paid by the Corporation. In addition, the Board of Directors evaluates nominees with the goal of maintaining a diversity of background and experience that complements the other directors.

Any shareholder, by written notice submitted to the Corporate Secretary, can nominate candidates for election to the Board of Directors of the Corporation. The written notice should be provided in accordance with the process contained in the Bylaws as more fully described in the "GENERAL INFORMATION – Items of Business for 2009 Annual Meeting of Shareholders" section of this Proxy Statement. Candidates nominated by shareholders are evaluated in the same manner as the candidates nominated by the Board of Directors.

Director Independence

The Board has determined that 13 of its 15 directors are independent in accordance with the listing standards of the New York Stock Exchange. The two individuals who are not independent, Messrs. Stevens and Pettus, are both executive officers of the Corporation.

During 2008, there were no relationships or transactions that the Board of Directors discussed in making its independence determinations with respect to each director identified as independent and no relationships or transactions precluded any such directors from being independent. We are not aware of any family relationships among any of our directors and executive officers.

Committees of the Board of Directors

The Board of Directors conducts its business through its own meetings and through committees of the Bank's Board of Directors, which are described below. There are no standing committees of the Board of Directors of the Corporation because the principal business of the consolidated company is conducted by the Bank rather than the Corporation, which is a bank holding company.

The Corporation does not have a standing nominating committee. The entire Board of Directors of the Corporation fulfills the role of a nominating committee. Factors such as the Corporation's size and the nature of its business, the consistently high rate of participation in meetings by each director, the fact that over half of the Corporation's directors are independent (as defined by the listing standards of the New York Stock Exchange) and are individuals who come from diverse backgrounds, and the infrequent historical turnover in the membership of the Board of Directors contribute to the belief of the Board of Directors that a separate, independent nominating committee is not necessary. The entire Board of Directors serving as a nominating committee currently does not have a charter and, as noted above, not all of the directors are independent, as defined by the listing standards of the New York Stock Exchange.

The Bank's Board of Directors has five standing committees:

- Audit/Compliance/CRA Committee;
- Compensation Committee;
- Executive Committee;
- Oversight Committee; and
- Trust Committee.

The following table sets forth the current members of the committees of the Board of Directors of the Bank:

Name	Audit	Compensation	Executive	Oversight	Trust
Kenneth A. Abercrombie		X	X	X	
James L. Bailey, Jr.	X		X		
M. Darlene Baxter		X			
H. Terry Cook, Jr.		Chair	X	Chair	X
Thomas Napier Gordon					X
Dr. O. Rebecca Hawkins	X			X	
N. Houston Parks[1]					Chair
Timothy E. Pettus			X		
Dr. Joseph W. Remke, III	X				
Matthew M. Scoggins, Jr.[2]	X				
T. Randy Stevens		X	Chair		X
W. Lacy Upchurch					X
William R. Walter		X			X
Dan C. Wheeler	Chair	X		X	
Dr. David S. Williams	X				
W. Donald Wright	X	X	X		

(1) Non-director member of Trust Committee.
(2) Audit Committee financial expert.

Audit/Compliance/CRA Committee Number of 2008 meetings: 10

The Bank has a separately designated standing Audit/Compliance/CRA Committee (the "Audit Committee"). This committee provides assistance to the Bank's Board of Directors in fulfilling its responsibilities related to internal control monitoring, accounting procedures, reporting practices, regulatory compliance and quality and integrity of the financial reports of the Bank. The charter of the Audit Committee, adopted in 2002, is included as *Appendix A* to this Proxy Statement. The Audit Committee is composed solely of directors who are independent of the management of the Bank, based on the listing standards of the New York Stock Exchange, and are free of any relationship that, in the opinion of the Board of Directors, would interfere with their exercise of independent judgment as a committee member.

The Audit Committee's primary responsibilities fall into three broad categories:

- Monitoring the preparation of quarterly and annual financial reports prepared by the management of the Corporation and the Bank, which includes discussing draft financial statements and accounting and reporting matters with management and the Corporation's independent registered public accounting firm.

- Responsibility for matters concerning the relationship between the Corporation and the Bank and the Corporation's independent auditors. This relationship includes:

  - recommending the appointment or removal of the Corporation's independent auditors;

- reviewing the scope of their audit services and related fees, as well as any other services being provided; and

- determining whether the Corporation's auditors are independent.

- Overseeing management's implementation of effective systems of internal controls, including the review of the activities and recommendations of the Bank's internal auditing program.

The Audit Committee has implemented procedures to ensure that during the course of each fiscal year it devotes the attention that it deems necessary or appropriate to each of the matters assigned to it under the committee's charter.

Compensation Committee Number of 2008 meetings: 8

The Compensation Committee's primary duties and responsibilities include establishing and monitoring compensation and benefit plan policies of the Bank and making recommendations regarding compensation and benefits for the officers of the Bank. The Compensation Committee does not have a written charter. The Compensation Committee has the authority to conduct or authorize investigations into any matters within the scope of its responsibilities and has the authority to retain such outside counsel, experts, and other advisors as it deems appropriate to assist it in the conduct of any such investigation. This committee recommends to the Board of Directors of the Corporation and the Bank fees for board and committee meetings. The Compensation Committee reviews, evaluates and recommends to the Board of Directors of the Bank the officers' compensation program and deferred profit-sharing contributions for all eligible employees.

Executive Committee Number of 2008 meetings: 38

This committee reviews and recommends to the Bank's Board of Directors for its approval selected actions with regard to the general direction and conduct of the Corporation and the Bank. This committee acts on loan applications and reviews overdrafts, cash items, loans, lines of credit and loan reviews in accordance with the Bank's policies that have been approved by the Board of Directors.

Oversight Committee Number of 2008 meetings: 1

This committee ensures prompt action by the Bank in response to recommendations from, and reviews the results of examinations performed by, the Bank's regulatory agencies. It also reviews management's response to reports of examination and periodically monitors the action taken by management in response to examination findings.

Trust Committee Number of 2008 meetings: 12

This committee supervises the operations of the Trust and Financial Management Department of the Bank to ensure proper exercise of the fiduciary powers of the Bank.

Directors' Attendance at Meetings

The Board of Directors of the Corporation met five times during 2008. With the exception of W. Lacy Upchurch, each member of the Board of Directors of the Bank and the Corporation attended at least 75% of the aggregate meetings of the Board of Directors and committees of which they were members.

The Corporation does not have a policy regarding director attendance at annual meetings. Because of the willingness of each director to be present at all annual meetings and the historical attendance of each director, a formal attendance policy has not been deemed necessary. All directors attended the 2008 annual meeting of shareholders.

Shareholder Communication with the Board of Directors

The Board of Directors of the Corporation has adopted a process to facilitate written communications by shareholders or other interested parties to the Board of Directors. Persons wishing to write to the Board of Directors of the Corporation or a specified director or committee of the Bank Board of Directors should send correspondence to the Corporate Secretary at First Farmers and Merchants Corporation, P.O. Box 1148, Columbia, Tennessee, 38402-1148.

All communications properly received from shareholders or other interested parties will be forwarded to the members of the Board of Directors, or to a specific director or committee if so designated by such person. Any shareholder who wishes to communicate with a specific Board member should send instructions asking that the material be forwarded to the director. Solicitations, junk mail and frivolous communications will not be forwarded but will be made available to any director who wishes to review them.

Code of Ethics

The Board of Directors of the Corporation has not adopted a Code of Ethics, as defined by the rules and regulations of the Securities and Exchange Commission ("SEC"), because the principal business of the consolidated company is conducted by the Bank rather than the Corporation, which is a bank holding company. The Board of Directors of the Bank, however, has adopted a Code of Ethics for all employees of the Bank. A copy of this Code of Ethics can be obtained without charge by a written request to Human Resources Director, First Farmers and Merchants Bank, P.O. Box 1148, Columbia, Tennessee, 38402-1148.

COMPENSATION DISCUSSION AND ANALYSIS

The executive officers of the Corporation do not receive compensation for service as executive officers of the Corporation but instead receive compensation from the Bank for service as executive officers of the Bank. The Compensation Committee of the Bank designs and implements compensation programs to attract, retain and motivate officers, employees and directors by offering attractive and competitive compensation elements and amounts. These goals are balanced against the need to control expenses for the benefit of the shareholders of the Corporation. The compensation programs are designed to reward production and foster loyalty to the Bank and the Corporation. To be competitive, the Bank seeks to provide salaries and benefits comparable to the median of those provided by other banking companies of the same general size and financial success in the Bank's peer group. The Bank strives to be competitive using peer benchmark analysis of current market levels of compensation. The Compensation Committee believes that, in large part because of the Bank's compensation system, it has been able to assemble a team of effective and productive officers and employees.

In determining the aggregate amount of base salary and cash bonus for the Named Executive Officers, the Compensation Committee considers compensation levels for chief executive officer, chief financial officer and other executive officer positions of peer financial institutions as published in annual compensation and benefits surveys conducted by the Tennessee Bankers Association. These surveys do not identify the specific banks or bank holding companies that participated in the survey, but do provide data for the participating institutions grouped according to asset size and geographic region. In its review of the aggregate amount of base salary and incentive bonus for the Named Executive Officers for 2008, the Compensation Committee primarily focused on data in these surveys for financial institutions with an asset size of $500 million to $1 billion.

General Compensation Philosophy

Decisions with respect to the compensation of the Bank's executive officers, including the Named Executive Officers, are made by the Compensation Committee. The Compensation Committee believes that the actions of each executive officer have the potential to impact the short-term and long-term profitability of the Corporation and the Bank. Consequently, the Compensation Committee places considerable importance on its task of designing and administering an executive compensation program.

The Bank has an executive compensation program that considers factors such as shareholder value and the overall performance of the Corporation and the Bank, as further described below under "Cash Bonus Plan." The main components of the executive compensation program are base salary, cash bonus plan, employee benefits and perquisites. The Corporation and the Bank currently do not have an equity incentive compensation program. The Compensation Committee believes that an equity incentive program is not currently in the best interest of the Corporation or the Bank.

Components of Compensation

Base Salary

Base salary represents a fixed labor cost and is designed so that the executive officers receive acceptable salaries, helping the Bank keep the talent needed to meet the challenges in the financial service industry. Many factors are included in determining base salaries such as job responsibilities, the scope of the position, length of service with the Bank, individual performance and compensation for similar positions in the Bank's peer group. All base salaries are reviewed annually. The Corporation's compensation of its Named Executive Officers in 2008 generally was within the range of the median compensation levels of the peer group. In 2008, each of the Named Executive Officers received a salary increase compared to 2007 salary as follows, based on a combination of the above-mentioned factors:

Name	Salary Increase
T. Randy Stevens	9.80%
Patricia P. Bearden	6.66%
Timothy E. Pettus	16.28%
John P. Tomlinson, III	0.00%
N. Houston Parks	3.12%

In August 2007, the Bank adopted a new salary administration program for determining base salary. In this system, all positions are assigned a position level and each position level has a salary range that is defined by a minimum, mid-point and maximum salary. The minimum of each salary range is typically 80% of the mid-point of the applicable salary range and the maximum of each salary range is typically 120% of the mid-point. The Bank hired Koker Goodwin and Associates in 2007 to produce the salary ranges for each position level and the Compensation Committee plans to update the ranges annually in October of each year with respect to the following year based on several salary surveys. The salary ranges are adjusted for the Bank according to its asset size and geographic location. The salary ranges have been and will be used only as a guide for setting base salaries and will not reflect any incentive pay, benefits or other executive perquisites. All base salaries can be expressed as a percentage of the mid-point of the salary range applicable to each position level (the "Compa-Ratio"). For 2009, the base salary of each of the Named Executive Officers had the following Compa-Ratio:

Name	Compa-Ratio
T. Randy Stevens	96.7%
Patricia P. Bearden	80.0%
Timothy E. Pettus	95.3%
John P. Tomlinson, III	101.9%
N. Houston Parks	103.1%

The Compensation Committee has set the base compensation for each of the Named Executive Officers for 2009 as follows:

Name	2009 Base Salary	Increase from 2008
T. Randy Stevens	$288,818	7.50%
Patricia P. Bearden	120,000	7.10%
Timothy E. Pettus	220,000	10.00%
John P. Tomlinson, III	168,000	3.07%
N. Houston Parks	170,000	3.03%

Cash Bonus Plan

The second component in the executive compensation program is a cash bonus plan. The cash bonus plan is used as a short-term incentive to drive achievement of annual Bank performance goals. This plan determines the bonuses for all executive officers as a percentage of their salary and is based on an evaluation of each executive's performance as well as the Bank's performance in various categories, including the following:

- Return on assets;
- Delinquencies and non-accruals;

- Net asset growth;
- Net deposit growth; and
- Net income.

During 2008, the Compensation Committee established performance goals under the cash bonus plan. The goals and actual performance for 2008 were as follows:

Performance Metric	2008 Goal	2008 Actual
Return on assets	1.20%	1.08%
Delinquencies and non-accruals	1.50%	2.64%
Net asset growth	$ 540,000	$ 586,000
Net deposit growth	$ 720,000	$ 744,000
Net income	$9,200,000	$9,208,000

Values were assigned to varying target levels of performance in each category so that the maximum performance goal in each category was worth 20% of the total potential bonus. The sum of the percentages for all of the categories (which equals 100% if each maximum performance goal is achieved) was then multiplied by the potential maximum bonus percentage set by the Compensation Committee for each executive position, which maximum bonus percentage was higher for positions with more responsibility, as indicated below. The resulting percentage was multiplied by the base salary for each Named Executive Officer and the product was the Named Executive Officer's bonus for 2008.

The following bonuses were paid to the Named Executive Officers based on achievement of the performance goals for 2008:

Name	Bonus	Bonus as Percentage of Base Salary	Maximum Potential Bonus (Percentage of Base Salary)
T. Randy Stevens	$134,401	50.02%	70%
Patricia P. Bearden	20,160	18%	25%
Timothy E. Pettus	72,000	36%	50%
John P. Tomlinson, III	41,076	25.2%	35%
N. Houston Parks	41,580	25.2%	35%

All of these bonuses were in the same range as the bonus levels of the Bank's peer group.

Employee Benefits

The Bank provides the following benefits for all employees of the Bank, including the Named Executive Officers:

- In 1996, the Bank established an officer group term replacement/split-dollar plan to provide life insurance benefits that continue after retirement. A single premium universal life insurance policy was purchased to fund the plan and a split-dollar agreement was made with an irrevocable trust that specified the portion of the insurance proceeds that would become part of the trust. For additional information, see the section below entitled "Split-Dollar Arrangements and Deferred Compensation Agreements."

- The Bank offers health insurance, life insurance and disability insurance at a minimal cost to full-time employees and makes available health insurance for each employee's family, the premiums for which are shared by the employee and the Bank. Each employee receives personal copies of these insurance plans detailing the coverage provided. Any eligible employee who becomes disabled can continue coverage under the Bank's health insurance and life insurance plans. The disabled employee must pay the same premiums as employees who have the same coverage and who are actively at work. This coverage will continue to be provided by the Bank for the entire period of time that the employee is eligible and receives compensation under the Bank's group long-term disability insurance policy.

- The Bank has adopted a Deferred Profit Sharing Plan, which has been approved by the Internal Revenue Service for deferral of income tax. All employees who are at least 20 years old and who complete one year of service with the Bank are eligible to participate in the plan. Participants are 25% vested after two years of service, an additional 15% after the third year of service and 20% each year thereafter until they are 100% vested at the end of sixth year on a graduated six-year vesting schedule. The Bank's contribution to the plan is determined by the annual performance of the Bank and is subject to annual approval by the Board of Directors of the Bank. The aggregate amount the Bank contributed to the Deferred Profit Sharing Plan for the 301 participants during 2008 was $1,421,213.

- The Bank provides dental insurance coverage for all eligible employees and makes dental insurance available for eligible dependents at the employee's expense.

- The Bank pays for one physical examination each year for all officers of the Bank, including the Named Executive Officers. The Bank pays for flu immunizations annually for all officers and employees. Payment is made upon the presentation of an itemized statement from the physician providing the services.

- The Bank provides long-term disability insurance to eligible employees at no cost to the employee.

- The Bank offers a "Cafeteria" Plan under Internal Revenue Code Section 125 that gives employees the opportunity to pay for certain benefits on a pre-tax basis rather than on an after-tax basis. Expenses that are eligible for the Section 125 Plan include certain insurance premiums, certain out-of-pocket medical expenses and dependent care expenses. Money spent for these items included in the Section 125 Plan is not subject to Social Security or federal income taxes.

Perquisites

In addition to salaries, bonus opportunities and employee benefits, the Bank provides to certain executive officers, including four of the Named Executive Officers, certain perquisites so that the Bank remains competitive in its ability to hire and retain talented employees. These perquisites include the use of a company vehicle or a vehicle allowance, certain club memberships and the payment of dues for those clubs. The Bank currently provides these perquisites to all of the Named Executive Officers except Ms. Bearden. The Bank's policy for providing perquisites is based on the number of years of experience within the banking industry and the executive's position with the Bank. The Compensation Committee periodically reviews perquisites that are made available to the executive offers, including the Chief Executive Officer, to ensure that they are in line with market practice.

Split-Dollar Arrangements and Deferred Compensation Agreements

The Bank provides certain split-dollar insurance arrangements to fund death benefits (the "Plan") for directors and certain officers of the Bank in order to encourage their continued employment and service with the Bank and to reward them for their past service and contribution. The Bank has purchased bank-owned life insurance policies covering the lives of its directors and the Named Executive Officers, with an aggregate premium amount of $559,000 in 2008. The Bank is the sole owner of and the primary beneficiary of these life insurance policies and recognizes the increase of the cash surrender value of the policies as tax-exempt other income.

The Bank has entered into separate agreements with each of its directors and the Named Executive Officers relating to the Plan. For the directors, each participant is entitled to designate a beneficiary to receive an amount of death benefits equal to the lesser of $100,000 or the net-at-risk insurance portion of the proceeds (defined as total proceeds minus the cash surrender value of the policy). For the Named Executive Officers, each participant is entitled to designate a beneficiary to receive an amount of death benefits equal to the lesser of two and one-half times the participant's base annual salary at the effective date of the Plan or the net-at-risk insurance portion of the proceeds. A director or Named Executive Officer shall forfeit his or her right to the benefits provided by this Plan if he or she is terminated for cause, removed under certain other circumstances or violates the non-compete or confidentiality restrictive covenants contained in his or her agreement with the Bank. The non-compete provisions generally provide that the Plan participant may not, without the prior written consent of the Corporation, directly or indirectly (i) become employed by, participate in or be connected in any manner with the ownership, management, operation or control of any bank, savings and loan or similar financial institution if the participant's responsibilities will include providing banking or other financial services within a 25-mile radius of any office maintained by the Corporation as of the date of termination of service, (ii) participate in any way in hiring or otherwise engaging, or assisting any other person in hiring or otherwise engaging, any individual who was employed by the Corporation as of the date of termination of service, (iii) assist, advise or serve in any capacity any third party in any action against or transaction involving the Corporation, or (iv) sell, offer to sell, provide banking or other financial services, assist any other person in selling or providing banking or other financial services, or solicit or otherwise compete for any orders, contract or accounts for services of a kind or nature like or substantially similarly to those sold by the Corporation to or from any person from whom the participant or the Corporation, to the knowledge of the participant, provided banking or other financial services or such other services during the three-year period immediately prior to the termination of the participant's service.

Because Messrs. Pettus and Stevens are directors and Mr. Tomlinson is a former director, each of them also has Director Deferred Compensation Agreements. For a description of these agreements, see the section below entitled "Compensation of Directors – Deferred Compensation Agreements and Split-Dollar Arrangements."

Group Term Carve-Out Plans

The Bank owns certain life insurance polices on the lives of participating executive officers and pays the premiums on these policies. Under the Bank's Group Term Carve-Out Plans, the Bank has agreed to pay certain death proceeds under these life insurance policies to a beneficiary designated by each participating executive. In general, if a participant dies while employed by the Bank, the participant's beneficiary will be entitled to a benefit equal to two and one-half times the deceased participant's base annual salary at the effective date of the plan. All of the Named Executive Officers participate in the Bank's 2002 Group Term Carve-Out Plan except Ms. Bearden, who participates in the Bank's 2007 Group Term Carve-Out Plan. The Named Executive Officers' beneficiaries are entitled to the following respective benefits under the Group Term Carve-Out Plans:

Name	Benefit Under Group Term Carve-Out Plan
T. Randy Stevens	$450,000
Patricia P. Bearden	262,500
Timothy E. Pettus	250,000
John P. Tomlinson, III	325,000
N. Houston Parks	250,000

Named Executive Officer Compensation

The executive compensation program described above is applied in setting the Named Executive Officer's compensation. The Compensation Committee reviews the executive compensation program in relation to the performance of the Corporation's net income and stock value. Mr. Stevens participates in the same executive compensation program available to the other Named Executive Officers. Although Mr. Stevens is a member of the Compensation Committee, he does not participate in discussions regarding his compensation as the Chief Executive Officer of the Bank. None of the Named Executive Officers have employment, severance or change-of-control agreements. The Named Executive Officers serve at the will of the Board of Directors, which enables the Bank to terminate their employment with discretion as to the terms of any severance arrangement. This is consistent with the Bank's performance-based philosophy.

Conclusion

The Compensation Committee believes that this mix of market-based salaries, cash bonuses, employee benefits and perquisites represents a balance that will motivate the management team to continue to produce strong returns. The Compensation Committee further believes this program strikes an appropriate balance with the interests and needs of the Corporation and the Bank in operating a financial service business.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of the Bank has reviewed and discussed the Compensation Discussion and Analysis required by SEC Regulation S-K, Item 402(b) with management. Based on our review and discussions, the Compensation Committee recommended to the Board of Directors of the Bank, who recommended to the Board of Directors of the Corporation, that the Compensation Discussion and Analysis be included in this Proxy Statement and be incorporated by reference in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008.

Compensation Committee of the Bank's Board of Directors:

H. Terry Cook, Jr., Chairman
Kenneth A. Abercrombie
M. Darlene Baxter
T. Randy Stevens
William R. Walter
Dan C. Wheeler
W. Donald Wright

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the aggregate remuneration accrued or paid by the Bank during the three fiscal years ended December 31, 2008 to the Named Executive Officers:

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation[1]	Total Compensation
T. Randy Stevens,	2008	$268,668	$134,401	$–	$–	$–	$–	$176,885	$579,954
Chairman of the Board, Chief Executive Officer of the	2007	244,668	55,050	–	–	–	–	186,215	485,933
Corporation and the Bank	2006	228,662	62,882	–	–	–	–	86,119	377,663
Patricia P. Bearden	2008	112,000	20,160	–	–	–	–	21,584	153,744
Assistant Treasurer of the	2007	105,000	11,813	–	–	–	–	17,408	134,221
Corporation and Chief Financial Officer of the Bank	2006	75,000	10,312	–	–	–	–	11,250	96,562
Timothy E. Pettus	2008	200,000	72,000	–	–	–	–	55,244	327,243
President of the Corporation	2007	172,000	27,090	–	–	–	–	22,496	221,586
and the Bank	2006	147,000	28,298	–	–	–	–	22,598	197,896
John P. Tomlinson, III	2008	163,000	41,076	–	–	–	–	44,457	248,533
Chief Administrative Officer	2007	163,000	25,673	–	–	–	–	61,745	250,418
of the Bank	2006	160,000	30,800	–	–	–	–	58,616	249,416
N. Houston Parks	2008	165,000	41,580	–	–	–	–	40,945	247,525
Treasurer of the Corporation and	2007	160,000	27,090	–	–	–	–	30,582	217,672
General Counsel and Chief Operating Officer of the Bank	2006	147,000	28,298	–	–	–	–	25,048	200,346

(1) All other compensation for 2008 includes the following amounts:

Name	Fees for Services as Directors[a]	Contributions to Deferred Profit Sharing Plan	Imputed Income on Group Carve Out Plan	Personal Use of Company Automobile	Club Memberships and Dues	Physical Exams	Total All Other Compensation
T. Randy Stevens	$127,694	$36,270	$2,340	$1,983	$8,221	$377	$176,885
Patricia P. Bearden	5,625	15,120	438	–	401	–	21,584
Timothy E. Pettus	20,075	27,000	1,300	93	6,775	–	55,244
John P. Tomlinson, III	12,408	22,005	1,840	7,700	279	226	44,457
N. Houston Parks	5,100	22,275	1,515	8,400	3,421	234	40,945

(a) Fees for service by Named Executive Officers on the Board of Directors of the Corporation and the Bank and certain committees of the Board of Directors of the Bank during the year ended December 31, 2008 are reflected in the following table:

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings*	All Other Compensation	Total
T. Randy Stevens	$114,854	$–	$–	$–	$12,840	$–	$127,694
Patricia P. Bearden**	5,625	–	–	–	–	–	5,625
Timothy E. Pettus	20,075	–	–	–	–	–	20,075
John P. Tomlinson, III **	8,250	–	–	–	4,158	–	12,408
N. Houston Parks **	5,100	–	–	–	–	–	5,100

* Represents interest earned on deferred compensation accounts and/or earnings on compensation that is deferred on a basis that is not tax-qualified.

** Ms. Bearden, Mr. Tomlinson and Mr. Parks were not directors but received fees for attending board meetings.

Potential Payments Upon Termination or Change-in-Control

The Bank has entered into certain agreements and maintain certain plans that will require it to provide compensation to Named Executive Officers in the event of a termination of employment or change in control. The amount of compensation payable to each Named Executive Officer if each situation occurred on December 31, 2008 is listed in the tables below.

Mr. Stevens

Executive Benefits and Payments upon Termination	Retirement	Involuntary Termination without Cause	Involuntary Termination for Cause	Termination Related to Change in Control	Death or Disability
Cash Payments	$—	$—	$—	$—	$1,068,656[1]
Insurance Benefits	—	—	—	—	—
Excise Tax Gross-up	—	—	—	—	—

Ms. Bearden

Executive Benefits and Payments upon Termination	Retirement	Involuntary Termination without Cause	Involuntary Termination for Cause	Termination Related to Change in Control	Death or Disability
Cash Payments	$—	$—	$—	$—	$262,500[2]
Insurance Benefits	—	—	—	—	—
Excise Tax Gross-up	—	—	—	—	—

Mr. Pettus

Executive Benefits and Payments upon Termination	Retirement	Involuntary Termination without Cause	Involuntary Termination for Cause	Termination Related to Change in Control	Death or Disability
Cash Payments	$—	$—	$—	$—	$1,162,000[1]
Insurance Benefits	—	—	—	—	—
Excise Tax Gross-up	—	—	—	—	—

Mr. Tomlinson

Executive Benefits and Payments upon Termination	Retirement	Involuntary Termination without Cause	Involuntary Termination for Cause	Termination Related to Change in Control	Death or Disability
Cash Payments	$—	$—	$—	$—	$1,081,787[3]
Insurance Benefits	—	—	—	—	—
Excise Tax Gross-up	—	—	—	—	—

Mr. Parks

Executive Benefits and Payments upon Termination	Retirement	Involuntary Termination without Cause	Involuntary Termination for Cause	Termination Related to Change in Control	Death or Disability
Cash Payments	$—	$—	$—	$—	$250,000[4]
Insurance Benefits	—	—	—	—	—
Excise Tax Gross-up	—	—	—	—	—

(1) The amounts shown reflect a payment to the Named Executive Officer's beneficiary equal to the sum of (i) an amount equal to the lesser of two and one-half times the Named Executive Officer's base annual salary at the effective date of the arrangement or the net-at-risk insurance portion of the proceeds under a split-dollar arrangement (i.e., total proceeds minus the cash surrender value of the policy), plus (ii) an amount equal to the greater of the Named Executive Officer's deferral account balance under a Director Deferred Compensation Agreement with the Corporation or a fixed amount based on actuarial calculations, plus (iii) an amount equal to the greater of the Named Executive Officer's deferral account balance under a Director Deferred Compensation Agreement with the Bank or a fixed amount based on

actuarial calculations, plus (iv) an amount equal to two and one-half times the Named Executive Officer's base salary as set forth in the Bank's 2002 Group Term Carve-Out Plan.

(2) The amounts shown reflect a payment to Ms. Bearden's beneficiary in an amount equal to two and one-half times Ms. Bearden's base salary as set forth in the Bank's 2007 Group Term Carve-Out Plan.

(3) The amounts shown reflect a payment to Mr. Tomlinson's beneficiary equal to the sum of (i) an amount equal to the greater of Mr. Tomlinson's deferral account balance under a Director Deferred Compensation Agreement with the Corporation or a fixed amount based on actuarial calculations, plus (ii) an amount equal to the greater of Mr. Tomlinson's deferral account balance under a Director Deferred Compensation Agreement with the Bank or a fixed amount based on actuarial calculations, plus (iii) an amount equal to two and one-half times Mr. Tomlinson's base salary as set forth in the Bank's 2002 Group Term Carve-Out Plan.

(4) The amounts shown reflect a payment to Mr. Parks' beneficiary in an amount equal to two and one-half times Mr. Parks' base salary as set forth in the Bank's 2002 Group Term Carve-Out Plan.

COMPENSATION OF DIRECTORS

The following table summarizes the compensation of the non-management directors for the Bank and the Corporation during the year ended December 31, 2008.

Name[1]	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings[2]	All Other Compensation	Total
Kenneth Abercrombie	$23,625	$–	$–	$–	$8,471	$–	$32,096
James L. Bailey, Jr.	26,450	–	–	–	11,750	–	38,200
M. Darlene Baxter	14,600	–	–	–	211	–	14,811
Hulet M. Chaney [3]	13,150	–	–	–	8,451	–	21,601
H. Terry Cook	36,600	–	–	–	15,611	–	52,211
Tom Napier Gordon	19,600	–	–	–	-	–	19,600
Dr. O. Rebecca Hawkins	14,600	–	–	–	4,652	–	19,252
Dr. Joseph W. Remke, III	12,925	–	–	–	3,867	–	16,792
Matthew M. Scoggins, Jr.	9,325	–	–	–	-	–	9,325
W. Lacy Upchurch	14,100	–	–	–	222	–	14,322
William R. Walter	22,600	–	–	–	3,180	–	25,780
Dan C. Wheeler	19,025	–	–	–	9,316	–	28,341
Dr. David S. Williams	14,600	–	–	–	3,228	–	17,828
W. Donald Wright	28,500	–	–	–	8,562	–	37,062
James E. York [4]	14,850	–	–	–	1,489	–	16,339

(1) Messrs. Stevens and Pettus receive compensation for serving as members of the Board of Directors of the Corporation and the Bank or any committee of such boards as described above in the section entitled "EXECUTIVE COMPENSATION – Summary Compensation Table."
(2) Represents interest earned on deferred compensation accounts.
(3) Mr. Chaney retired from the Board effective April 15, 2008.
(4) Mr. York passed away on December 17, 2008.

During 2008, each director of the Corporation received an annual retainer of $3,000 and was paid a fee of $550 for each Board meeting attended. Each Bank director received $550 for each Bank Board of Directors meeting attended, each honorary Bank director received $400 for each Bank Board of Directors meeting attended, and the following Bank advisory directors received $300 for each Bank Board of Directors meeting attended: Dr. A. Lee Hunter, James D. Langsdon, H. Thomas Lucas, Emily McKnight, Robert Otwell, John R. Parkes, Janet Smith, Dr. Bill Thrasher and J. Cliff Walker. Each member of the Bank's Executive Committee received $375 for each meeting attended. Each committee chair received $550 and each committee member received $375 for attendance at any scheduled or formally called committee meeting of any standing or specially appointed committee. No payment was received for participation in Board or committee meetings by telephone. Directors of the Corporation and the Bank may defer fees payable to them under the Corporation's and Bank's Directors Deferred Compensation Plans. During 2008, the Corporation and the Bank together paid total cash directors' fees of $170,750 and directors' fees in the amount of $398,804 were deferred. The method of compensating directors is the same for management and non-management directors.

Deferred Compensation Agreements and Split-Dollar Arrangements

Directors of the Corporation may defer fees payable to them for their service as directors by entering into a Director Deferred Compensation Agreement with the Corporation. Directors of the Bank may defer fees under similar agreements with the Bank. Under these agreements, a director may defer all or some portion of his or her director's fees. Amounts so deferred are accounted for separately on the books of the Corporation or the Bank, as the case may be, segregated from other assets owned by the applicable entity and subject to the claims of general creditors of the applicable entity. Deferred amounts generally earn interest at *The Wall Street Journal's* published prime rate on the last day of the previous calendar year plus 300 basis points. Deferred amounts are generally payable to the director on the first to occur of (i) termination of the director's Board service for reasons other than death or (ii) termination of the corresponding Director Deferred Compensation Agreement. If, however, the director dies while serving on the Board of Directors, his beneficiary will be paid the greater of the deferred amount or the "projected benefit," which is a fixed amount based on actuarial calculations. Hardship payments may be made out of the deferred amounts in the sole discretion of the Board of Directors upon request of a director. These agreements may be terminated by the Corporation or the Bank, as the case may be, at any time upon 90 days' advance written notice to the effected director. Certain of these agreements were amended in January 2007 to revise the amount of the projected benefit. In general, the agreements have similar terms but not all of the agreements have identical terms.

For a description of the split-dollar arrangements with the directors, see the section above entitled "Compensation Discussion and Analysis – Components of Composition – Split-Dollar Arrangements and Deferred Compensation Agreements."

Based on the terms of the Director Deferred Compensation Agreements and the Director Split-Dollar Agreements, the directors of the Corporation have the following death benefits:

Name	Benefit Under Split-Dollar Agreement with Bank	Benefit Under Deferred Compensation Agreement with Bank	Benefit Under Deferred Compensation Agreement with Corporation	Total Benefit
Kenneth Abercrombie	$100,000	$318,022	$190,212	$ 608,234
James L. Bailey, Jr.	100,000	559,097	200,632	859,729
M. Darlene Baxter	100,000	176,500	92,500	369,000
Hulet M. Chaney	–	–	–	–
H. Terry Cook	–	611,978	154,907	766,885
Tom Napier Gordon	–	–	–	–
Dr. O. Rebecca Hawkins	100,000	173,381	89,529	362,910
Timothy E. Pettus	–	750,000	162,000	912,000
Dr. Joseph W. Remke, III	100,000	658,340	376,797	1,135,137
Matthew M. Scoggins, Jr.	–	–	–	–
T. Randy Stevens	100,000	316,056	202,600	618,656
John P. Tomlinson, III[(1)]	–	465,090	291,697	756,787
W. Lacy Upchurch	–	163,000	85,500	248,500
William R. Walter	100,000	147,752	84,854	332,606
Dan C. Wheeler	100,000	375,317	187,281	662,598
Dr. David S. Williams	100,000	274,621	166,189	540,810
W. Donald Wright	100,000	258,795	85,929	444,724

(1) Mr. Tomlinson is not a current director but, as a former director from 2000 to 2008, entered into a Deferred Compensation Agreement with each of the Bank and the Corporation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. Abercrombie, Baxter, Cook, Stevens, Walter, Wheeler and Wright served as members of the Bank's Compensation Committee throughout 2008. Mr. Stevens serves as Chairman of the Board of Directors of the Bank and the Corporation and Chief Executive Officer of the Bank and the Corporation. None of the other members of the Compensation Committee, however, have at any time been an officer or employee of the Corporation or the Bank, nor have any of the members had any other relationship requiring disclosure by the Corporation. During 2008, none of the executive officers of the Bank or the Corporation served as a member of another entity's compensation committee, one of whose executive officers served on the Bank's Compensation Committee or was a director of the Corporation, and none of the executive officers of the Bank or the Corporation served as a director of another entity, one of whose executive officers served on the Bank's Compensation Committee. Members of the Compensation Committee may, from time to time, have banking relationships in the ordinary course of business with the Bank, as described in the section entitled "RELATED PERSON TRANSACTIONS."

RELATED PERSON TRANSACTIONS

During 2008, the Bank engaged in customary banking transactions and had outstanding loans to certain of the Corporation's and Bank's directors, including Messrs. Abercrombie, Wheeler and Wright, and members of the immediate families of such directors and executive officers. Messrs. Abercrombie, Wheeler and Wright, their affiliates, families and companies in which they hold 10% or more ownership had outstanding loan balances of $796,462 at December 31, 2008. These loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers, and did not involve more than the normal risk of collectability or present other unfavorable features.

Neither the Corporation nor the Bank has any written policies or procedures for the review, approval or ratification of any related person transaction required to be reported. Nonetheless, management of the Corporation and the Bank is responsible for reviewing and approving any transaction between the Corporation or the Bank and any director or officer of the Corporation, the Bank or members of their immediate family or entities with which they are affiliated. In addition, on an annual basis each director and executive officer of the Corporation and the Bank is obligated to complete a "Director and Officer Questionnaire," which requires the director or executive officer to disclose any related person transactions or business relationships involving the Corporation or its subsidiaries that are required to be disclosed pursuant to Item 404 of SEC Regulation S-K. During 2008, there were no transactions with related persons other than the loans described above.

AUDIT COMMITTEE REPORT

In overseeing the preparation of the Corporation's and the Bank's financial statements, the Audit Committee met with both management and the Corporation's independent registered public accounting firm to review and discuss all financial statements prior to their issuance and to discuss significant accounting issues. The Corporation files consolidated financial statements that include the financial condition and results of operation of the Bank for the periods indicated. In addition, the Audit Committee took the following actions:

(i) Management advised the Audit Committee that all financial statements were prepared in accordance with generally accepted accounting principles.

(ii) The Audit Committee discussed with the Corporation's independent registered public accounting firm the matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication With Audit Committees), as modified or supplemented.

(iii) The Audit Committee also received the written disclosures and the letter from the Corporation's independent registered public accounting firm regarding the independence of such accountants as required by the applicable requirements of the Public Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with such accountants their independence from the Corporation and its management.

(iv) Based on its review and discussions with the Bank's management and the Corporation's independent registered public accounting firm, the Audit Committee recommended to the Bank's Board of Directors who recommended to the Corporation's Board of Directors approval of the inclusion of the audited consolidated financial statements of the Corporation and its subsidiary, the Bank, in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for filing with the SEC.

Audit Committee of the Bank's Board of Directors:

Dan C. Wheeler, Chairman
James L. Bailey, Jr.
Dr. O. Rebecca Hawkins
Dr. Joseph W. Remke, III
Matthew M. Scoggins, Jr.
Dr. David S. Williams
W. Donald Wright

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Upon the recommendation of the Audit Committee of the Bank, the firm of KraftCPAs PLLC has been selected by the Board of Directors of the Corporation to serve as the Corporation's independent registered public accounting firm for 2009. The Board of Directors of the Bank has also chosen KraftCPAs PLLC as its independent registered public accounting firm. A representative of KraftCPAs PLLC will be present at the Annual Meeting and will have the opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions from shareholders in attendance.

During the period covering the fiscal years ended December 31, 2008 and 2007, KraftCPAs PLLC performed the following professional services that were approved by the Audit Committee:

	2008	2007
Audit Fees[1]	$ 187,295	$ 187,276
Related Audit Fees[2]	8,340	–
Tax Fees[3]	13,500	16,048
All Other Fees[4]	850	3,986
	$ 209,985	$ 207,310

(1) Fees for professional services rendered by KraftCPAs PLLC in connection with the audit of the Corporation's consolidated annual financial statements, the audit of internal controls over financial reporting (pursuant to Section 404 of Sarbanes-Oxley) and reviews of the interim condensed consolidated financial statements included in the Corporation's quarterly reports on Form 10-Q for the first three fiscal quarters of the fiscal years ended December 31, 2007 and 2008.

(2) Fees for services rendered by KraftCPAs PLLC for audit of pension plan.

(3) Fees for services rendered by KraftCPAs PLLC for assistance with tax compliance regarding tax filings and also for other tax advice and consulting services.

(4) Fees for services rendered by KraftCPAs PLLC for miscellaneous consulting services with respect to the tax accrual process, AS5 (Auditing Standard No. 5) and the cash flow process.

Before KraftCPAs PLLC was engaged by the Bank, an engagement letter was submitted and approved by the Audit Committee. The aggregate amount of $209,985 for such services does not constitute more than 5% of the total amount of the revenue paid by the Bank to KraftCPAs PLLC during the years ended December 31, 2008 and 2007.

GENERAL INFORMATION

Other Matters

As of the date of this Proxy Statement, the management of the Corporation and the Bank knows of no other business that will be presented at the Annual Meeting.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Corporation's executive officers, directors and beneficial owners of more than 10% of the Common Stock to file reports of ownership and changes in ownership with the SEC. Such executive officers, directors and greater than 10% shareholders are also required to furnish the Corporation with copies of all Section 16(a) reports that they file. Based solely on a review of (1) the applicable filings, and any amendments thereto, made with the SEC and posted on the SEC's EDGAR website and (2) written representations from the Corporation's executive officers and directors, the Corporation believes that all reports were filed in a timely manner during 2008.

Items of Business for 2010 Annual Meeting of Shareholders

The Bylaws provide that nominations of persons for election of directors and proposals of business to be transacted by the shareholders at an annual meeting of shareholders may be made by any shareholder of record who is entitled to vote and who provides proper notice. In order for any such nomination or submission to be proper, the notice must be received by the Corporate Secretary at the principal office of the Corporation not earlier than the date which is 120 calendar days nor later than the date which is 90 calendar days before the first anniversary of the preceding year's annual meeting of shareholders. However, if the date of the applicable year's annual meeting is more than 30 days before or more than 60 days after the first anniversary of the date of the previous year's meeting, then the notice must be received by the Corporate Secretary not earlier than the date which is 120 calendar days before the date on which the Corporation first mailed its proxy statement to shareholders in connection with the applicable year's annual meeting and not later than the date of the later to occur of (i) 90 calendar days before the date on which the Corporation first mailed its proxy statement to shareholders in connection with the applicable year's annual meeting of shareholders or (ii) ten calendar days after the Corporation's first public announcement of the date of the applicable year's annual meeting of shareholders. Under the Bylaws, the public announcement of an adjournment of an annual meeting does not commence a new time period for the giving of a shareholder's notice as described above.

Further, for a shareholder's notice to be proper, it must set forth:

- the name and address of the shareholder;
- the class and number of shares of stock of the Corporation held of record and beneficially owned by such shareholder;
- the name(s), including any beneficial owners, and address(es) of such shareholder(s) in which all such shares of stock are registered on the stock transfer books of the Corporation;
- a representation that the shareholder intends to appear at the meeting in person or by proxy to submit the business specified in such notice;
- a brief description of the business desired to be submitted to the annual meeting of shareholders, the complete text of any resolutions intended to be presented at the annual meeting and the reasons for conducting such business at the annual meeting of shareholders;

- any personal or other material interest of the shareholder in the business to be submitted;
- as to each person whom the shareholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and
- all other information relating to the nomination or proposed business which may be required to be disclosed under applicable law. In addition, a shareholder seeking to submit such nominations or business at the meeting shall promptly provide any other information reasonably requested by the Corporation.

Nominations by shareholders of persons for election to the Corporation's Board of Directors may be made at such a special meeting of shareholders if the shareholder's notice required by the Bylaws shall be delivered to the Corporate Secretary at the principal office of the Corporation not earlier than the date which is 120 calendar days before the date of such special meeting and not later than the date of the later to occur of (i) 90 calendar days before the date of such special meeting of shareholders or (ii) ten calendar days after the Corporation's first public announcement of the date of the special meeting of shareholders.

Shareholders who wish to nominate a candidate for election to the Corporation's Board of Directors (other than the candidates proposed by the Corporation's Board of Directors) or propose any other business at the 2010 annual meeting of shareholders must deliver written notice to the Corporate Secretary at the address below not earlier than December 22, 2009 or later than January 21, 2010. Shareholders who satisfy the SEC requirements and wish to have a proposal considered for inclusion in the Corporation's proxy statement for the 2010 annual meeting of shareholders should submit the proposal in writing by mailing it to the Corporate Secretary at the address below no later than December 1, 2009.

Any nomination for director or other proposal by a shareholder that is not submitted in a timely manner and does not comply with these notice requirements will be disregarded, and upon the instructions of the presiding officer of the annual meeting all votes cast for each such nominee and such proposal will be disregarded. Nominations or proposals for consideration at an annual meeting of shareholders shall be sent to the following address:

First Farmers and Merchants Corporation
Attention: Corporate Secretary
P.O. Box 1148
Columbia, Tennessee 38402-1148

Shareholder Comments at 2009 Annual Meeting of Shareholders

A shareholder who wishes to make comments to or ask questions of the presiding officer at the 2009 Annual Meeting of Shareholders on April 21, 2009, shall submit in writing the comments or questions no later than April 13, 2009 to: First Farmers and Merchants Corporation, Attention: Corporate Secretary, P.O. Box 1148, Columbia, TN 38402-1148. Management reserves the right to edit or exclude any such comments or question in the interests of relevance, appropriateness and time. A written communication of any such editing or exclusion shall be sent to the shareholder before the Annual Meeting.

Annual Reports

The Corporation's annual report to shareholders for the fiscal year 2008 is enclosed but is not intended to be part of this Proxy Statement.

COPIES OF THE CORPORATION'S ANNUAL REPORT ON FORM 10-K FILED WITH THE SEC WILL BE MAILED TO SHAREHOLDERS WITHOUT CHARGE UPON WRITTEN REQUEST MADE TO: PATRICIA P. BEARDEN, ASSISTANT TREASURER, FIRST FARMERS AND MERCHANTS CORPORATION, P. O. BOX 1148, COLUMBIA, TENNESSEE 38402-1148.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on April 21, 2009

This Proxy Statement and the Corporation's 2008 Annual Report to Shareholders are available on the "Information & Tools – Annual Report" page of our website at *www.fandmbank.com*.

By the order of the Board of Directors,



Martha M. McKennon
Corporate Secretary

Appendix
First Farmers and Merchants Bank
Audit Committee Charter

The Board of Directors of First Farmers and Merchants Bank ("FF&M" or the "Company") establishes an Audit Committee (the "Committee") with the purpose, authority, composition, meetings and responsibilities as outlined below:

PURPOSE

To assist the board of directors in fulfilling its oversight responsibilities for (1) the integrity of the Company's financial statements, (2) the Company's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence, and (4) the performance of the Company's internal audit function and independent auditors.

AUTHORITY

The audit committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to:

- Appoint, compensate, and oversee the work of the public accounting firm employed by the organization to conduct the annual audit. This firm will report directly to the Audit Committee.
- Resolve any disagreements between management and the auditor regarding financial reporting.
- Pre-approve all auditing and permitted non-audit services performed by the Company's external audit firm.
- Retain independent counsel, accountants, or others to advise the committee or assist in the conduct of an investigation.
- Seek any information it requires from employees – all of whom are directed to cooperate with the committee's requests – or external parties. –
- Meet with Company officers, external auditors, or outside counsel, as necessary.

COMPOSITION

The audit committee will consist of at least three and no more than seven members of the Board of Directors. Audit Committee members will be appointed annually by a majority vote of the Board. One of the members shall be appointed Audit Committee Chairman by the Chairman of the Board. Each committee member will be both independent and financially literate. At least one member shall be designated as the "financial expert," as defined by applicable legislation and regulation. No committee member shall simultaneously serve on the audit committees of more than two other public companies.

MEETINGS

The Committee will meet at least four times a year, with authority to convene additional meetings as circumstances require. All committee members are expected to attend each meeting in person or via tale- or video-conference. The Committee will invite members of management, auditors or others to attend meetings and provide pertinent information, as necessary. It may meet separately, periodically, with management, with internal auditors and with external auditors. It may also meet periodically in executive session. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes will be prepared.

RESPONSIBILITIES

The committee will carry out the following responsibilities:

Financial Statements

- Review significant accounting and reporting issues and understand their impact on the financial statements. These issues include:
  - Complex or unusual transactions and highly judgmental areas.
  - Major issues regarding accounting principles and financial statement presentations, including any significant changes in the company's selection or application of accounting principles.
  - The effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the company.
- Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.
- Review with management and the external auditors the results of the audit, including any difficulties encountered. This review will include any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management.
- Discuss the annual audited financial statements and quarterly financial statements with management and the external auditors, including the company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."
- Review disclosures made by CEO and CFO during the Forms 10-K and 10-Q certification process about significant deficiencies in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Company's internal controls.

Internal Control

- Consider the effectiveness of the Company's internal control system, including information technology security and control.
- Understand the scope of internal and external auditors' review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

Internal Audit

- Review with management and the Internal Controls Officer the charter, plans, activities, staffing, and organizational structure of the internal audit function.
- Ensure there are no unjustified restrictions or limitations, and review and concur in the appointment, replacement, or dismissal of the chief audit executive.
- Review the effectiveness of the internal audit function.
- As needed, meet separately with the Internal Controls Officer to discuss any matters that the committee or internal audit believes should be discussed privately.

External Audit

- Review the external auditors' proposed audit scope and approach, including coordination of audit effort with internal audit.
- Review the performance of the external auditors, and exercise final approval on the appointment or discharge of the auditors.
- Review and evaluate the lead partner of the independent auditor.
- Present its conclusions with respect to the external auditor to the Board.

- Ensure the rotation of the lead audit partner every five years and other audit partners every seven years, and consider whether there should be regular rotation of the audit firm itself.
- Present its conclusions with respect to the independent auditor to the full board.
- As needed, meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately.

Compliance

- Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) of any instances of noncompliance.
- Establish procedures for: (i) The receipt, retention, and treatment of complaints received by the listed issuer regarding accounting, internal accounting controls, or auditing matters; and (ii) The confidential, anonymous submission by employees of the listed issuer of concerns regarding questionable accounting or auditing matters. Review the findings of any examinations by regulatory agencies, and any auditor observations.
- Obtain regular updates from management regarding compliance matters.

Reporting Responsibilities

- Regularly report to the board of directors about committee activities and issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors, and the performance of the internal audit function.
- Provide an open avenue of communication between internal audit, the external auditors, and the Board of Directors.
- Report annually to the shareholders, describing the Committee's composition, responsibilities and how they were discharged, and any other information required by rule, including approval of non-audit services.
- Review any other reports the company issues that relate to Committee responsibilities.

Other Responsibilities

- Perform other activities related to this charter as requested by the Board of Directors.
- Institute and oversee special investigations as needed.
- Review and assess the adequacy of the committee charter annually, requesting board approval for proposed changes, and ensure appropriate disclosure as may be required by law or regulation.
- Confirm annually that all responsibilities outlined in this charter have been carried out.
- The Audit Committee will annually review its effectiveness.


F&M
FIRST FARMERS &
MERCHANTS BANK
Member FDIC

2008 FINANCIAL REPORTS

COMPARATIVE PERFORMANCE

Set forth below is a graph comparing the yearly change in the cumulative total shareholder return on the common stock of First Famers and Merchants Corporation (FF&M in the graph) against the cumulative total return of the S&P 500 Index and the S&P major Regional Bank Index for the five-year period commencing December 31, 2003 and ending December 31, 2008.



$150.00
$140.00
$130.00
$120.00
$110.00
$100.00
$90.00
$80.00
$70.00
$60.00
2003
2004
2005
2006
2007
2008
FF&M *
S&P MAJOR REGIONAL BANKS **
S & P 500 ***

VALUE OF $100 INVESTED ON DECEMBER 31, 2003

	2003	2004	2005	2006	2007	2008
FF&M *	$ 100.00	$ 112.50	$ 120.00	$ 125.00	$ 125.00	$ 120.00
S&P MAJOR REGIONAL BANKS **	100.00	112.99	114.30	131.55	101.97	67.06
S & P 500 ***	100.00	110.85	116.34	134.77	142.13	96.08

* Assumes that the value of the investment in FF&M was $100 on December 31, 2003, with all dividends reinvested.
** Assumes that the value of the investment in the index was $100 on December 31, 2003, with all dividends reinvested.
*** Assumes that the value of the investment in the index was $100 on December 31, 2003, with all dividends reinvested.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "forecasts," "hopes," "may," "plans," "will," or "anticipates," or the negatives of such terms. We caution you not to place undue reliance on such forward-looking statements in this report because results could differ materially from those anticipated as a result of a variety of factors. These forward-looking statements include, without limitation, those relating to the quality of service provided to customers, loan growth, the effect of fluctuating interest rates on net interest income, the stability of market rates, capital expenditures, completion of a new bank branch, cash dividends, cash flows on impaired loans, the present value of servicing income, deferred tax assets, the fair value of bonds, impairment of securities, lease commitments, the FHLB credit line, repayment of loans by borrowers, legal claims, capital adequacy requirements, fair value valuation methodologies, fair value of other assets, valuation of financial instruments, postretirement benefit payments, interest rate sensitivity and risk, diversification of the loan portfolio, gross interest income, the adequacy of allowance for loan losses, the loan concentration, expected maturity of investment securities and the impact of accounting standards on the financial statements. Factors that could affect our results include, but are not limited to, changes in economic conditions; fluctuations in prevailing interest rates and the effectiveness of our risk monitoring systems; our ability to maintain credit quality; our ability to provide market competitive products and services; laws and regulations affecting financial institutions in general; our ability to operate and integrate new technology; the effectiveness of our interest rate hedging strategies; government fiscal and monetary policies; changes in our operating or expansion strategy; changes in our assumptions or estimation methodologies; the availability of and costs associated with maintaining and/or obtaining adequate and timely sources of liquidity; limitations on our ability to pay dividends and to meet our cash obligations; assumption and judgments about the collectability of our loan portfolio; our ability to compete with other financial services companies and other factors generally understood to affect the financial results of financial services companies.

EXECUTIVE OVERVIEW

General

First Farmers and Merchants Corporation (the "Corporation") was incorporated on March 31, 1982 as a Tennessee corporation. As of December 31, 2008, the only direct subsidiary of the Corporation was First Farmers and Merchants Bank (the "Bank"), which conducts the principal business of the consolidated company. The Bank was organized in 1954 as a successor to a state bank that was organized in 1909. Previously, the Bank was a national bank and on July 5, 2006, the Bank returned to being a state-chartered bank and its name changed from First Farmers and Merchants National Bank to First Farmers and Merchants Bank. The principal executive offices of the Corporation are located at 816 South Garden Street, Columbia, Maury County, Tennessee. Management of the Corporation evaluates the financial condition of the Corporation in terms of the Bank's operations within its service area.

All dollar amounts in this report, other than per-share amounts, are in thousands unless otherwise noted.

Financial Condition

The Corporation's assets consist primarily of its investment in the Bank and other smaller investments. Its primary activities are conducted through the Bank. The Bank is committed to providing quality services in diverse markets and a changing interest rate environment. Management hopes to provide Bank customers the quality service of a community bank and the safety and strength of a regional bank.

Financial Condition

At December 31, 2008, the Corporation's consolidated total assets were $911,137, its consolidated net loans were $586,894, its total deposits were $744,851 and its total shareholders' equity was $107,176. The economic climate in the Corporation's market area of Middle Tennessee showed a slight decline of conditions in 2008. However, this economic decline did not impact the increase in the Corporation's loan volume and total deposits. Net loans increased by 19.1% at December 31, 2008 compared to December 31, 2007. Total deposits increased by 6.6% and total shareholders' equity increased by 0.9% over the same period. Retained earnings, capital stock and additional paid-in capital decreased by 0.1% over the same period.

Results of Operations

Consolidated net income in 2008 increased 6.8% compared to 2007. Net interest income increased 7.5% over the same periods. Net income totaled $9,208 for 2008 compared to $8,621 for 2007 and $7,725 for 2006. On a per common share basis, net income totaled $1.63 for 2008 versus $1.51 for 2007 and $1.33 for 2006.

The accompanying tables and the discussion and financial information are presented to aid in understanding the Corporation's financial position and results of operations. The emphasis of this discussion is on the years 2008, 2007 and 2006; however, financial information for prior years will also be presented where appropriate. This discussion should be read in conjunction with the Consolidated Financial Statements and the Notes To Consolidated Financial Statements included elsewhere in this report.

The Corporation's financial condition depends on the quality and nature of its assets, its liability and capital structure, the market and economic conditions and the quality of its personnel.

Net Interest Margin

Net interest margin is defined as the difference between the revenue from earning assets, primarily interest income, and interest expense related to interest-bearing liabilities. The maintenance of the net interest margin at a level that, when coupled with noninterest revenues, exceeds additions to the allowance for loan losses, noninterest expenses and income taxes, and yields an acceptable profit is critical for success in the banking industry. Net interest margin is a function of the average balances of earning assets and interest-bearing liabilities and the yields earned and rates paid on those balances.

Operations are planned to maintain a satisfactory spread between the yields on earning assets and the related cost of interest-bearing funds. The gross interest spread is determined by comparing the taxable equivalent gross interest margin to average earning assets before deducting the allowance for loan losses. This spread reflects the overall profitability of earning assets, including both those funded by interest-bearing sources and those that do not generate interest (primarily noninterest-bearing demand deposits). This spread is most often used when analyzing a banking institution's overall gross margin profitability compared to that of other financial institutions. Management uses calculations and similar ratios to assist in pricing decisions for interest-related products. Table A below presents the average daily balances, the components of the gross interest margin (on a taxable equivalent basis), the yield or rate, and the incremental and gross interest spread for each of the last three years by major categories of assets and liabilities.

Net Interest Margin

TABLE A - Distribution of Assets, Liabilities, Shareholders' Equity, Interest Rates and Interest Differential

	YEAR ENDED DECEMBER 31,								
	2008			2007			2006		
	Average Balance	Rate/ Yield	Interest	Average Balance	Rate/ Yield	Interest	Average Balance	Rate/ Yield	Interest
ASSETS	(Dollars In Thousands)								
Interest earning assets									
Loans, net	$ 531,441	6.25 %	$ 33,195	$ 484,308	6.76 %	$ 32,759	$ 467,545	6.80 %	$ 31,771
Bank deposits	1,625	1.72	28	1,805	3.49	63	138	3.62	5
Taxable securities	143,004	4.82	6,890	127,967	4.27	5,459	165,736	3.99	6,605
Tax exempt securities	90,775	7.11	6,456	93,380	7.39	6,902	96,281	7.49	7,211
Federal funds sold	14,660	1.66	243	18,568	5.06	940	8,798	5.00	440
TOTAL EARNING ASSETS	781,505	5.99	$ 46,812	726,028	6.35	$ 46,123	738,498	6.23	$ 46,032
Noninterest earning assets									
Cash and due from banks	17,628			19,827			22,638		
Bank premises and equipment	15,360			11,849			11,544		
Other assets	40,785			39,535			34,793		
TOTAL ASSETS	$ 855,278			$ 797,239			$ 807,473		
LIABILITES AND SHAREHOLDERS' EQUITY									
Interest bearing liabilities									
Time and savings deposits: NOW and money market accounts	$ 235,539	1.02 %	$ 2,392	$ 197,168	1.09 %	$ 2,143	$ 209,814	0.88 %	$ 1,848
Savings	78,391	0.41	320	83,916	1.06	893	93,854	0.99	933
Time	165,857	3.29	5,457	184,272	4.65	8,567	166,868	3.91	6,519
Time over $100,000	101,976	3.39	3,457	87,055	4.90	4,267	92,521	4.37	4,039
TOTAL INTEREST BEARING DEPOSITS	581,763	2.00	11,626	552,411	2.87	15,870	563,057	2.37	13,339
Federal funds purchased and securities sold under agreements to repurchase	3,720	1.94	72	3,264	4.35	142	8,753	4.99	437
FHLB borrowing	28,199	2.70	755	-		-	-		-
Other liabilities	241	1.66	4	230	4.78	11	257	4.67	12
TOTAL INTEREST BEARING LIABILITIES	613,923	2.03	$ 12,457	555,905	2.88	$ 16,023	572,067	2.41	$ 13,788
Noninterest bearing liabilities									
Demand deposits	119,665			121,318			117,242		
Other liabilities	14,645			13,892			12,831		
TOTAL LIABILITIES	748,233			691,115			702,140		
Shareholders' equity	107,045			106,124			105,333		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 855,278			$ 797,239			$ 807,473		
Spread between combined rate earned and combined rates paid*		3.96%			3.47%			3.82%	
Net yield on interest-earning assets*		4.40%			4.15%			4.37%	

* Taxable equivalent basis

Notes:

1. U.S. government, government agency and corporate debt securities plus equity securities in the available-for-sale and held-to-maturity categories are taxable securities. Most municipal debt securities are nontaxable and classified as held-to-maturity.
2. The taxable equivalent adjustment has been computed based on a 34% federal income tax rate and has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets. Loans include nonaccrual loans for all years presented.
3. The average balances of the amortized cost of available-for-sale securities were used in the calculations in this table.

Net Interest Margin

Table B below sets forth, for the periods indicated, a summary of consolidated changes in interest earned and interest paid, reflected by the interest generated by volume changes and the interest generated by changes in the yield or rate. On a tax equivalent basis, net interest income increased $4,255 for the year ended December 31, 2008 compared to the year ended December 31, 2007, as financial products repriced in the fluctuating rate environment. Interest paid on interest-bearing deposits was down primarily because of the lower average interest rates.

TABLE B - Volume and Yield/Rate Variances
(Taxable Equivalent Basis - in Thousands)

	2008 Compared to 2007			2007 Compared to 2006		
	Volume	**Yield /Rate**	**Net Increase (Decrease)**	Volume	Yield /Rate	Net Increase (Decrease)
Revenue earned on						
Loans, net	**$ 3,186**	**$ (2,750)**	**$ 436**	$ 1,140	$ (152)	$ 988
Bank deposits	**(6)**	**(29)**	**(35)**	60	(2)	58
Investment securities						
Taxable securities	**642**	**789**	**1,431**	(1,507)	361	(1,146)
Tax-exempt securities	**(193)**	**(253)**	**(446)**	(217)	(92)	(309)
Federal funds sold	**(198)**	**(499)**	**(697)**	489	11	500
Total interest earning assets	**3,431**	**(2,742)**	**689**	(35)	126	91
Interest paid on						
NOW and money market accounts	**418**	**(169)**	**249**	(111)	406	295
Savings deposits	**(59)**	**(514)**	**(573)**	(98)	58	(40)
Time deposits	**(856)**	**(2,254)**	**(3,110)**	680	1,368	2,048
Time deposits over $100,000	**731**	**(1,541)**	**(810)**	(239)	467	228
Federal funds purchased and securities sold under agreements to repurchase	**20**	**(90)**	**(70)**	(274)	(21)	(295)
Short term debt	**1**	**(8)**	**(7)**	(1)	-	(1)
Long term debt	**755**	**-**	**755**	-	-	-
Total interest-bearing funds	**1,010**	**(4,576)**	**(3,566)**	(43)	2,278	2,235
Net interest earnings	**$ 2,421**	**$ 1,834**	**$ 4,255**	$ 8	$ (2,152)	$ (2,144)

Notes:
1. The change in interest earned or paid resulting from both volume and rate or yield has been allocated accordingly in proportion to the relationship of the absolute amounts of the change in each. Loans include nonaccrual loans for all years presented.
2. The computation of the taxable equivalent adjustment has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-exempt assets.
3. U.S. government, government agency and corporate debt securities plus equity securities in the available-for-sale and held-to-maturity categories are taxable securities. Most municipal debt securities are nontaxable and classified as held-to-maturity.

Assets and Liabilities

As shown in the chart below, average earning assets increased 7.6% as of December 31, 2008 compared to December 31, 2007 and decreased 1.7% as of December 31, 2007 compared to December 31, 2006. The Bank experienced robust commercial loan growth throughout 2008. Management of the Corporation believes that conditions for the same loan growth will be much slower in 2009. As a financial institution, the Bank's primary earning asset is loans. At December 31, 2008, average net loans represented 68.0% of average earning assets compared to 66.7% of average earnings assets at December 31, 2007. Average net loans increased 9.7% as of December 31, 2008 compared to December 31, 2007 and increased 3.6% as of December 31, 2007 compared to December 31, 2006.

Average Earning Assets


781,505
726,028
738,498
790,000
780,000
770,000
760,000
750,000
740,000
730,000
720,000
710,000
700,000
690,000
2008
2007
2006

Average investments, which comprised 29.9% of average earning assets at December 31, 2008, increased 5.6% from year end 2007 compared to a 15.5% decrease at the end of 2007 from year end 2006. This increase in average investments was the result of an investment strategy that was implemented at the end of the first quarter of 2008. Average total assets increased 7.3% during 2008 compared to a decline during 2007 of 1.3%.

Average Liabilities


691,115
702,140
760,000
750,000
740,000
730,000
720,000
710,000
700,000
690,000
680,000
670,000
660,000
2008
2007
2006

The Bank's average deposits increased 4.1% as of December 31, 2008 compared to December 31, 2007. The increase in average deposits was primarily in interest-bearing deposits. The Bank's average deposits declined 1.0% as of December 31, 2007 compared to December 31, 2006. Interest bearing transaction accounts at December 31, 2008, increased 5.3% from the average at December 31, 2007. Time deposits up to $100 decreased 10.0% as of December 31, 2008 compared to December 31, 2007 and time deposits over $100 increased 17.1% over the same period primarily because the Bank increased its reliance on short-term large dollar certificates of deposit. Average savings deposits decreased 6.6% at December 31, 2008 compared to December 31, 2007. As reflected by these changes, the Bank experienced a shift of funds by its customers out of savings deposits and into money market deposit accounts. Savings deposits have historically been steady providers of a core, low cost source of funding.

Assets and Liabilities

Customer relationship development helped maintain a relatively stable base in noninterest-bearing deposits during 2008. The Bank's noninterest-bearing deposits have remained strong and were 17.1% of average total deposits at December 31, 2008, 18.0% of average total deposits at December 31, 2007 and 17.2% of average total deposits at December 31, 2006. Noninterest-bearing deposits decreased 1.4% for 2008 and 3.5% for 2007.

The Bank has a Blanket Agreement for Advances and Security Agreement with the Federal Home Loan Bank of Cincinnati for term debt or other obligations and certain operating leases. For more information, see Note 9 of the Notes To Consolidated Financial Statements included elsewhere in this report.

LIQUIDITY AND CAPITAL RESOURCES

The Bank uses a formal asset and liability management process to ensure adequate liquidity and control interest rate risk. The Bank's goal of liquidity management is to provide adequate funds to meet loan demand and any potential unexpected deposit withdrawals. The Bank accomplishes this goal by striving for consistent core deposit growth, holding adequate liquid assets and maintaining unused capacity to borrow funds. The Bank's objective of interest rate risk management is to maintain reasonable stability in the gross interest margin despite changes in the level of interest rates and the spread among interest rates.

Liquidity

At December 31, 2008, available liquidity was $174,100, including $83,000 of available credit from various sources compared to $244,000 as of December 31, 2007. The Bank's goal of liquidity management is to provide adequate funds to meet loan demand and any potential unexpected deposit withdrawals. The Bank accomplishes this goal by striving for consistent core deposit growth, holding adequate liquid assets and maintaining unused capacity to borrow funds. The Bank's objective of interest rate risk management is to maintain reasonable stability in the gross interest margin despite changes in the level of interest rates and the spread among interest rates.

Interest Rate Risk

The Bank uses an earnings simulation model to evaluate the impact of different interest rate scenarios on the gross margin. Each quarter, the Bank's Asset/Liability Committee monitors the relationship of rate sensitive earning assets to rate sensitive interest-bearing liabilities (interest rate sensitivity), which is the principal factor in determining the effect that fluctuating interest rates will have on future net interest income. Rate sensitive earning assets and interest-bearing liabilities are those that can be repriced to current market rates within a defined time period. The Asset/Liability Committee measures near-term risk (within the next 12 and 24 months) to net interest income resulting from changes in interest rates. The model incorporates the Bank's assets and liabilities, together with forecasted changes in the balance sheet mix and assumptions that reflect the current interest rate environment, to simulate the effect of possible changes in interest rates on net interest income. As a policy, budgeted financial goals are monitored on a monthly basis by the Asset/Liability Committee where the actual dollar change in net interest income given different interest rate movements is reviewed. A negative dollar change in net interest income for a 12 and 24 month period of less than 10.0% of net interest income given a 200 basis point shift in interest rates is considered an acceptable rate risk position. At December 31, 2008, if interest rates were to rise 200 basis points (2.0%) over the next 12 months, net interest income would be $253 more than currently projected if rates were to remain stable. This would be an increase in net interest income of 0.8%. At December 31, 2008, if interest rates were to decline 100 basis points (1.0%) over the 12 month, net interest income would decrease $447 than the projection of rates remaining stable. This would be a decrease in net interest income of 1.36%. The changes in percentages in both cases are within policy guidelines established by the Bank's Board of Directors.

Interest Rate Risk

Another tool used to monitor the Bank's overall interest rate sensitivity is a gap analysis. Table C below shows the Bank's rate-sensitive position at December 31, 2008, as measured by a gap analysis (the difference between the earning asset and interest-bearing liability amounts scheduled to be re-priced to current market rates in subsequent periods). Non-maturing balances such as money market, savings and Negotiable Order of Withdrawal ("NOW") accounts have no contractual or stated maturities. Management has attempted to use historical data (pricing history) on these categories to best determine the impact of these non-maturing balances on the net interest margin as the interest rates change. Management anticipates that rates will decrease slightly in 2009 and has determined that the Bank is in an acceptable rate risk position. Table A under the heading "Net Interest Margin" above provides additional information regarding the largest components of interest-bearing liabilities.

TABLE C - Rate Sensitivity of Earning Assets and Interest-Bearing Liabilities

(Dollars in Thousands)

As of December 31, 2008	Three Months or Less	Three to Six Months	Six to 12 Months	Over One Year	Total
Earning assets					
Bank time deposits	$ 8,880	$ -	$ -	$ -	$ 8,880
Taxable investment securities	249	248	620	147,379	148,496
Tax-exempt investment securities	1,302	4,408	2,470	77,244	85,424
Loans and leases, net of deferred fees	156,282	144,333	110,124	184,780	595,519
Total earning assets	166,713	148,989	113,214	409,403	838,319
Interest-bearing liabilities					
NOW and money market accounts	97,038	-	-	199,169	296,207
Savings	-	-	-	73,937	73,937
Time	46,160	61,508	28,958	12,362	148,988
Time over $100,000	60,290	35,542	9,231	2,545	107,608
Other short-term debt	2,940	-	-	-	2,940
FHLB borrowing	-	-	-	41,177	41,177
Total interest bearing liabilities	206,428	97,050	38,189	329,190	670,857
Period gap	(39,715)	51,939	75,025	80,213	167,462
Cumulative gap	$ (39,715)	$ 12,224	$ 87,249	$ 167,461	

Capital

Historically, internal growth has financed the capital needs of the Bank. In 2008, the Bank began construction of two branches--one in Maury County, Tennessee and one in Williamson County, Tennessee. Construction of the branch in Williamson County was completed by year end. Construction of the Maury County branch is anticipated to be complete by mid year 2009.

Cash dividends declared in 2008 were 43.5% of net income compared to 46.0% for 2007. The Corporation plans to continue an average annual payout ratio over 20% while continuing to maintain a capital to asset ratio reflecting financial strength and adherence to regulatory guidelines.

At December 31, 2008, the Corporation had a ratio of Tier I Capital to average assets of 10.9%. This compares to a ratio of Tier I Capital to average assets of 12.2% at December 31, 2007. This ratio declined because retained earnings, capital stock and additional paid-in capital were stable and average total assets increased 7.3% during 2008.

The minimum required ratio of total capital to risk-weighted assets is 8%. Tier 1 Capital generally consists of common stock. Tier I Capital must equal at least 4% of risk-weighted assets. As of

Capital

December 31, 2008, the Corporation's ratios of Tier I Capital to risk-weighted assets and Total Capital to risk-weighted assets were 15.3% and 16.5%, respectively. At December 31, 2007, the comparable ratios were 16.9% and 18.2%, respectively. Please refer to Note 11 in the Notes to Consolidated Financial Statements included elsewhere in this report for more information on the capital strength of the Corporation and the Bank.

The following table summarized the Corporation's contractual obligations as of December 31, 2008:

		Payment due by period			
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Operating Lease Obligations	$ 3,983	$ 348	$ 667	$ 508	$ 2,460
FHLB Borrowing	41,177	7,000	17,077	17,100	-
Total	$ 45,160	$ 7,348	$ 17,744	$ 17,608	$ 2,460

Loans and Loan Quality

As with most commercial banking institutions, the Bank's loan portfolio is the largest component of earning assets and, therefore, provides the highest amount of revenue. The loan portfolio also contains, as a result of credit quality, the highest exposure to risk. When analyzing potential loans, management assesses both interest rate objectives and credit quality objectives in determining whether to authorize a given loan and the appropriate pricing for that loan. The Bank maintains a diversified portfolio in order to spread its risk and reduce its exposure to economic downturns that may occur in different segments of the economy or in particular industries. As of December 31, 2008, total loans maturing and repricing after one year that have predetermined interest rates and floating or adjustable interest rates totaled $267,000. The composition of the loan portfolio is disclosed in detail in Note 3 in the Notes to Consolidated Financial Statements included elsewhere in this report.

The lending activities of the Bank are subject to written underwriting standards and policies established by the Bank's Board of Directors and management that include loan review procedures and approvals. Applications for loans are received by designated employees at 13 of the Bank's offices. Depending primarily on the amount of the loan, there are various approval levels required, including that of an Executive Committee of the Bank's Board of Directors that meets regularly.

The Bank has a credit administration function that is responsible for assisting loan officers in underwriting new loans, reviewing problem loans, monitoring the status of problem loans from period to period and assisting in their resolution. This review process also includes semi-annual reviews by an outside party to assess the quality of the loan portfolio independently. Management has concluded that this independent review has served to strengthen underwriting practices. The analysis and review by the Bank's credit administration department also include a formal review that is prepared quarterly to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses ("ALLL"). Loan reviews of all relationships aggregating $250 and greater are completed on an annual schedule. At December 31, 2008 loans totaling $9.9 million, or 1.7% of the portfolio, were classified as other assets especially mentioned. This compares to loans totaling $8.2 million so classified at December 31, 2007. There were no loans classified as doubtful at December 31, 2008 or December 31, 2007. The Bank closed 2008 with

$36.0 million in classified assets, which includes substandard loans, doubtful loans and other real estate owned ("OREO") compared to $7.4 in 2007. This represents an increase of $28.6 million or 386.0% from December 31, 2007. Classified assets represented 34.3% of Tier I Capital and ALLL, which was up from 7.2% at December 31, 2007. The Bank's actual delinquency remains very low and manageable, at just 0.36% of gross loans for 2008. This compares favorably to the bank's peer group of 1.16%. Loans that are impaired and not accruing interest were more actively monitored to determine those for which more aggressive action plans should be taken. The Bank ended 2008 with a net charge-off of $443, for a net charge-off percentage of 0.08%. Until 2008, the Bank sustained a period of net recoveries for three

Loans and Loan Quality

consecutive years in which a net recovery had been recorded. The Bank's charge-off levels continue to track below the Bank's target level of 0.25% and its peer group average of 0.34%. Management believes that the allowance for loan losses was adequate at December 31, 2008.

Table D below summarizes average loan balances and reconciles the allowance for loan losses at December 31, 2008, 2007, 2006, 2005 and 2004. Additions or reductions to the allowance, which have been included in operating expenses, are also included. First mortgage loans secured by one-to-four family residential properties comprised 31.4% of the total loan portfolio. Therefore, the Bank continues to have a concentration in residential mortgage loans; however, management of the Bank remains comfortable with this concentration of loan type given the strong underwriting practices within this portfolio and the acceptable level of historical losses. The environment for commercial, industrial and commercial real estate lending remains largely unchanged in the seven counties within which the Bank operates. The Bank does not have any industry concentrations as measured by regulatory guidelines. However, the Bank does have heavy exposure among five broad industry categories-- construction, manufacturing, real estate rental and leasing, other services and public administration. Given the level of exposure in each of these categories, the particular industries are monitored closely to ensure that underwriting practices and policies, as well as allowance levels, match the level of risk posed. For more information about the Bank's loan concentration, please refer to Note 1 in the Notes to Consolidated Financial Statements included elsewhere in this report.

Loans having recorded investments of $21,900 and $2,300 at December 31, 2008 and 2007, have been identified as impaired. However, loans amounting to $12.4 and $2.3 at December 31, 2008 and 2007, are not accruing interest in accordance with the provision of Statement of Financial Accounting Standards No. 114 ("SFAS 114"), "*Accounting by Creditors for Impairment of a Loan.*" These types of loans are considered nonaccrual loans and represented 2.1% and 0.5% of gross loans as of December 31, 2008 and 2007. Interest received on these loans during 2008 was $595, during 2007 was $135, and during 2006 was $122. The gross interest income that would have been recorded if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, was $804, $228 and $200 for the years ended December 31, 2008, 2007, and 2006, respectively. The Bank has no loans that are past due 90 days or more and no "troubled debt restructurings" as defined in SFAS No. 15, "*Accounting by Debtors and Creditors for Troubled Debt Restructuring,*" that are not included in nonaccrual loans as of December 31, 2008 and 2007. Please refer to Note 1 and Note 3 in the Notes to Consolidated Financial Statements that are included elsewhere in this material for more information on the Bank's policy regarding loan impairment.

TABLE D - LOAN PORTFOLIO

(Dollars in Thousands)	December 31, 2008	2007	2006	2005	2004
Average amount of gross loans outstanding	**$ 538,961**	$ 491,627	$ 475,226	$ 448,868	$ 428,671
Balance of allowance for possible loan losses at beginning of year	**7,381**	7,262	7,794	8,509	10,123
Loans charged off					
Loans secured by real estate	**754**	42	207	287	364
Commercial and industrial loans	**60**	-	94	138	1,017
Loans to individuals	**77**	115	62	126	299
TOTAL LOANS CHARGED OFF	**891**	157	363	551	1,680
Recoveries of loans previously charged off					
Loans secured by real estate	**332**	51	110	555	187
Commercial and industrial loans	**79**	155	92	73	259
Loans to individuals	**37**	70	265	98	297
TOTAL RECOVERIES	**448**	276	467	726	743
NET LOANS CHARGED OFF	**443**	(119)	(104)	(175)	937
Provision (reduction) charged (credited) to operating expenses	**1,687**	-	(636)	(890)	(677)
BALANCE AT END OF YEAR	**$ 8,625**	$ 7,381	$ 7,262	$ 7,794	$ 8,509
Ratio of net charge-offs during the period to average gross loans outstanding	**0.08%**	(0.02%)	(0.02%)	(0.04%)	0.22%

RESULTS OF OPERATIONS

Interest Income

Total interest income increased 0.4% during 2008 as a result of the increased volume in loans. Interest and fees earned on loans totaled 75.0% of gross interest income during 2008 and decreased 1.0% in 2008 compared to 2007 as a result of the financial products repricing throughout the year. Interest earned on securities and other investments totaled 24.4% of gross interest income during 2008 and increased 13.4% from 2007 primarily because of the change in the types of investments, which improved the yield for the total portfolio.

Interest Expense

Total interest expense decreased 22.3% during 2008, compared to a 16.2% increase during 2007 and a 39.3% increase during 2006. Decreases in the average interest rate paid on interest bearing liabilities contributed to the lower interest expense. The cost of interest-bearing deposits is monitored quarterly by the Bank's Asset/Liability Committee. The net interest margin (tax equivalent net interest income divided by average earning assets) was 4.40%, 4.15% and 4.37% for years ending December 31, 2008, 2007 and 2006, respectively.

Net interest income on a fully taxable equivalent basis is influenced primarily by changes in: (i) the volume and mix of earning assets and sources of funding; (ii) market rates of interest; and (iii) income tax rates. The impact of some of these factors can be controlled by management policies and actions. External factors can also have a significant impact on changes in net interest income from one period to another. Some examples of such factors include: (i) the strength of credit demands by customers; (ii) Federal Reserve Board monetary policy; and (iii) fiscal and debt management policies of the federal government, including changes in tax laws.

Noninterest Income and Expenses



2008 Noninterest Income
Investment Gains 10%
Trust 19%
Other 8%
Other Service Fees 3%
Deposit Fees 60%

The chart above presents the break-down of noninterest income for 2008. Noninterest income increased 9.6% during 2008. There was a $1.4 million gain on sale of available-for-sale securities in 2008, and no gain was realized in 2007. Income from fiduciary services offered in the Bank's Trust department declined 6.0%, representing 19.1% of total noninterest income. Noninterest income increased 4.2% during 2007 and decreased 0.4% during 2006.



2008 Noninterest Expense
Occupancy 8%
Equipment 3%
Personnel 53%
36% Other

The chart above presents the break-down of noninterest expenses for 2008. Noninterest expenses, excluding the provision for possible loan losses, increased 9.7% during 2008. Increases in salaries and employee benefits, along with higher operating expenses, contributed to this increase. Noninterest expenses, excluding the provision for possible loan losses, decreased 6.7% during 2007. Noninterest expenses increased 2.2% during 2006.

Net Income

Net income was 6.8% higher in 2008 than in 2007. The increase in loan volumes and gains on sale of investments were primary reasons for the increase. Net income was 11.6% higher in 2007 than in 2006. The increase in loan volumes, decrease in salaries and employee benefits, and decrease in deposits rates were primary reasons for the increase.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2008, the Bank was a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Please refer to Note 10 of the Notes to Consolidated Financial Statements included elsewhere in this report for more information on the Bank's commitments and contingencies. Please refer to Table C above under the heading "Liquidity and Capital Resources" for a summary of the Corporation's earning assets and interest-bearing liabilities by maturities.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS ON THE FINANCIAL STATEMENTS

In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles ("GAAP")and expands disclosures about fair value measurements. SFAS 157 applies only to fair-value measurements that are already required or permitted by other accounting standards and is expected to increase the consistency of those measurements. The definition of fair value focuses on the exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date) rather than the entry price (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). SFAS 157 emphasizes that fair value is a market-based measurement rather than an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. The effective date for SFAS 157 is for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Corporation adopted SFAS 157 effective January 1, 2008.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"), which gives entities the option to measure eligible financial assets and financial liabilities at fair value on an instrument by instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability. Subsequent changes in fair value must be recorded in earnings. SFAS 159 is effective as of the beginning of a company's first fiscal year after November 15, 2007. The Corporation also adopted SFAS 159 effective January 1, 2008, but did not elect the fair value option for any financial instrument not presently being accounted for at fair value.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51*("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for a parent company's noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements, which is reported separately from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary, which do not result in deconsolidation, are equity transactions if the parent retains its controlling financial interest. In addition, SFAS 160 requires that a parent recognize a gain or loss in results of operations when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment at the deconsolidation date. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and is not expected to have a significant impact on the Corporation's consolidated financial statements.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS ON THE FINANCIAL STATEMENTS

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement 133* ("SFAS 161"), which amends and expands the disclosure requirements of SFAS 133 to provide greater transparency regarding (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for under SFAS 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. To meet those objectives, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 was effective on January 1, 2009 and management believes that it will not have any impact on the Corporation's consolidated financial statements.

In 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of nongovernmental entities' financial statements that are presented in conformity with GAAP. The guidance provided by SFAS 162 did not have a significant impact on the Corporation's consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The accounting principles the Bank follows and the methods of applying these principles conform with GAAP and with general practices within the banking industry. In connection with the application of those principles, Bank management has made judgments and estimates that, in the case of the determination of the ALLL, the recognition of deferred income tax assets has been critical to the determination of the Bank's financial position, results of operations and cash flows.

Allowance for Loan Losses

Management of the Bank assesses the adequacy of the ALLL prior to the end of each month and prepares a more formal review quarterly to assess the risk in the Bank's loan portfolio. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The ALLL represents calculated amounts for specifically identified credit exposure and exposures readily predictable by historical or comparative experience. Even though this calculation considers specific credits, the entire allowance is available to absorb any credit losses.

These calculated amounts are determined by assessing loans identified as not in compliance with loan agreements. These loans are generally in two different risk groups. One group is unique loans (commercial loans, including those loans considered impaired). The second group is homogenous loans (generally retail and mortgage loans). The calculation for unique loans is based primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. Each risk-rating grade is assigned a loss ratio, which is determined based on the experience of management, discussions with banking regulators and the independent loan review process. The amount allocated for impaired loans is based on estimated cash flows discounted at the loan's original effective interest rate or the underlying collateral value. Historical data, including actual loss experience on specific types of homogenous loans, is used to allocate amounts for loans or groups of loans meeting the specified criteria.

CRITICAL ACCOUNTING POLICIES

Management has implemented procedures that give detailed historical data by category of retail and commercial credit and performance characteristics to broaden the analysis and improve monitoring of potential credit risk.

Criteria considered and processes utilized in evaluating the adequacy of the ALLL are:

- Portfolio quality trends;
- Changes in the nature and volume of the portfolio;
- Present and prospective economic and business conditions, locally and nationally;
- Management review systems and board oversight, including external loan review processes;
- Changes in credit policy, credit administration, portfolio management and procedures;
- Changes in personnel, management and staff; and
- Existence and effect of any concentrations of credit.

In assessing the adequacy of the ALLL, the risk characteristics of the entire loan portfolio are evaluated. This process includes the judgment of management, input from independent loan reviews and reviews that may have been conducted by bank regulators as part of their usual examination process.

The following table gives a breakdown of the allowance for loan losses per loan category:

	2008		2007	
	Amount	Percent of ALLL	Amount	Percent of ALLL
Commercial Real Estate - Mortgage	$ 1,899	22.02 %	$ 2,324	31.49 %
Commercial Real Estate - Construction	2,564	29.73 %	633	8.58 %
Commercial - Other	1,564	18.13 %	1,398	18.94 %
Total Commercial	**6,027**	**69.88 %**	**4,355**	**59.00 %**
Consumer Real Estate - Mortgage	1,823	21.14 %	2,036	27.59 %
Consumer Real Estate - Construction	96	1.11 %	110	1.49 %
Consumer - Other	576	6.68 %	594	8.05 %
Total Consumer	**2,495**	**28.93 %**	**2,741**	**37.13 %**
Other	**103**	**1.19 %**	**285**	**3.86 %**
Total Allowance for Loan & Lease Losses	**$ 8,625**	**100.00 %**	**$ 7,381**	**100.00 %**

Deferred Income Tax Assets

Deferred income tax assets consist mainly of the tax effect of excess provisions for loan losses over actual losses incurred, the unrealized loss on available-for-sale securities and deferred compensation. The Corporation and the Bank have paid taxes for many years. Management believes that it is more likely than not that these assets will be realized in future years.

Selected Financial Information

(Dollars in Thousands, Except Per Share Data)

	2008	2007	2006	2005 Restated	2004 Restated
Interest income					
Interest and fees on loans	**$ 32,901**	$ 33,238	$ 31,246	$ 27,038	$ 24,426
Income on investment securities					
Taxable interest	**6,649**	5,327	6,345	8,443	10,263
Exempt from federal income tax	**3,866**	3,913	4,221	3,266	2,568
Dividends	**194**	206	180	137	213
	10,709	9,446	10,746	11,846	13,044
Other interest income	**271**	1,003	445	222	94
Total interest income	**43,881**	43,687	42,437	39,106	37,564
Interest expense					
Interest on deposits	**11,626**	15,870	13,339	9,736	8,429
Interest on other borrowings	**831**	153	449	162	58
Total interest expense	**12,457**	16,023	13,788	9,898	8,487
Net interest income	**31,424**	27,664	28,649	29,208	29,077
Provision for possible loan losses	**1,687**	-	(636)	(890)	(677)
Net interest income after Provision for loan losses	**29,737**	27,664	29,285	30,098	29,754
Noninterest income					
Trust department income	**2,463**	2,621	2,322	2,220	2,088
Service fees on deposit accounts	**7,705**	7,640	7,739	7,208	7,189
Other service fees, commissions, and fees	**393**	589	424	372	408
Other operating income	**974**	905	751	1,018	873
Securities gains	**1,351**	-	51	513	917
Total noninterest income	**12,886**	11,755	11,287	11,331	11,475
Noninterest expense					
Salaries and employee benefits	**16,562**	15,192	16,918	16,447	16,217
Net occupancy expense	**2,620**	2,374	2,143	2,353	2,289
Furniture and equipment expense	**1,007**	1,089	1,138	1,220	1,317
Other operating expenses	**11,259**	10,023	10,547	10,076	9,724
Total noninterest expense	**31,448**	28,678	30,746	30,096	29,547
Income before provision for income taxes	**11,175**	10,741	9,826	11,333	11,682
Provision for income taxes	**1,967**	2,120	2,101	2,881	3,088
Net income	**$ 9,208**	$ 8,621	$ 7,725	$ 8,452	$ 8,594
Earnings per common share	**$ 1.63**	$ 1.51	$ 1.33	$ 1.45	$ 1.47
Weighted average shares outstanding	**5,635,060**	5,727,158	5,826,589	5,840,000	5,840,000

Share and per share data have been restated to give retroactive effect to the two-for-one stock split effected as a stock dividend declared on April 20, 2004.

(See Note 1 of Notes to Consolidated Financial Statements)


KraftCPAs
PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Farmers and Merchants Corporation

We have audited the consolidated balance sheets of First Farmers and Merchants Corporation and subsidiaries (collectively, the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Farmers and Merchants Corporation and subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurement,* and Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. Also as discussed in Note 1, effective January 1, 2008, the Company adopted Emerging Issues Task Force No. 06-4, *Accounting for Deferred Compensation and Post-retirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements,* and Emerging Issues Task Force No. 06-10, *Accounting for Collateral Assignment Split-dollar Life Insurance Arrangements*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2009, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KraftCPAs PLLC

KraftCPAs PLLC
Nashville, Tennessee
March 2, 2009

555 Great Circle Road, Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-256-1952 • www.kraftcpas.com
610 North Garden St. Suite 200, Columbia, Tennessee 38401• Phone 931-388-3711
105 Bay Court, Lebanon, Tennessee 37087•Phone 615-449-2334
An independently owned member of the RSM McGladrey Network



FIRST FARMERS AND MERCHANTS CORPORATION

COLUMBIA, TENNESSEE

Management Report on Internal Control Over Financial Reporting.

The management of First Farmers and Merchants Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control system was designed to provide reasonable assurance to the Corporation's management and board of directors regarding the preparation and fair presentation of published financial statement. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Corporation's management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." Based on our assessment we believe that, as of December 31, 2008, the Corporation's internal control over financial reporting is effective based on those criteria.

KraftCPAs PLLC, the independent registered public accounting firm that audited the consolidated financial statements of the Corporation included in this annual report, has issued an attestation report on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2008. The report, which expresses an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2008, is included on page 40 of this annual report.

T. Randy Stevens, Chief Executive Officer
and Chairman

Patricia P. Bearden, Assistant Treasurer
(principal financial officer and
principal accounting officer)


KraftCPAs
PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Farmers and Merchants Corporation

We have audited the internal control over financial reporting of First Farmers and Merchants Corporation and subsidiaries (collectively, the "Company") as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Farmers and Merchants Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of First Farmers and Merchants Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008, and our report dated March 2, 2009, expressed an unqualified opinion on those consolidated financial statements.

KraftCPAs PLLC

KraftCPAs PLLC
Nashville, Tennessee
March 2, 2009

555 Great Circle Road, Suite 200 · Nashville, TN 37228 · Phone 615-242-7351 · Fax 615-256-1952 · www.kraftcpas.com
610 North Garden St. Suite 200, Columbia, Tennessee 38401· Phone 931-388-3711
105 Bay Court, Lebanon, Tennessee 37087·Phone 615-449-2334
An independently owned member of the RSM McGladrey Network

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	(Dollars in Thousands, Except Per Share Data)	**December 31, 2008**	December 31, 2007
ASSETS			
	Cash and due from banks	**$ 22,656**	$ 35,097
	Interest-bearing deposits in banks	**4,680**	176
	Federal funds sold	**4,200**	600
	Total cash and cash equivalents	**31,536**	35,873
	Securities		
	Available-for-sale (amortized cost $171,891 and $163,050, respectively)	**174,493**	163,911
	Held-to-maturity (fair market value $59,558 and $76,460, respectively)	**59,427**	75,565
	Total Securities	**233,920**	239,476
	Loans, net of deferred fees	**595,519**	500,143
	Allowance for loan losses	**(8,625)**	(7,381)
	Net loans	**586,894**	492,762
	Bank premises and equipment, at cost less allowance for depreciation	**17,669**	14,306
	Core deposit and other intangibles	**9,186**	9,318
	Other assets	**31,932**	31,311
	TOTAL ASSETS	**$ 911,137**	$ 823,046
LIABILITIES	Deposits		
	Noninterest-bearing	**$ 118,111**	$ 131,043
	Interest-bearing (including certificates of deposits over $100: 2008 - $107,607; 2007 - $107,398)	**626,740**	567,916
	Total deposits	**744,851**	698,959
	Federal funds purchased and securities sold under agreements to repurchase	**2,645**	2,507
	Dividends payable	**2,009**	1,991
	Short-term borrowings	**294**	600
	Accounts payable and accrued liabilities	**12,890**	12,650
	Federal Home Loan Bank advances	**41,177**	-
	Minority interest in consolidated subsidiary	**95**	95
	TOTAL LIABILITIES	**803,961**	716,802
SHAREHOLDERS' EQUITY	Common stock - $10 par value per share, 8,000,000 shares authorized; 5,580,000 and 5,680,000 shares issued and outstanding as of December 31, 2008 and December 31, 2007, respectively	**55,800**	56,800
	Retained earnings	**49,776**	48,916
	Accumulated other comprehensive income	**1,600**	528
	TOTAL SHAREHOLDERS' EQUITY	**107,176**	106,244
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 911,137**	$ 823,046

The accompanying notes are an integral part of consolidated financial statements.

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	(Dollars in Thousands Except Per Share Data)	Years Ended December 31, 2008	2007	2006
INTEREST & DIVIDEND INCOME	Interest and fees on loans	**$ 32,901**	$ 33,238	$ 31,246
	Income on investment securities			
	Taxable interest	**6,649**	5,327	6,345
	Exempt from federal income tax	**3,866**	3,913	4,221
	Dividends	**194**	206	180
		10,709	9,446	10,746
	Other interest income	**271**	1,003	445
	TOTAL INTEREST INCOME	**43,881**	43,687	42,437
INTEREST EXPENSE	Interest on deposits	**11,626**	15,870	13,339
	Interest on other borrowings	**831**	153	449
	TOTAL INTEREST EXPENSE	**12,457**	16,023	13,788
	NET INTEREST INCOME	**31,424**	27,664	28,649
	Provision for possible loan and lease losses (recoveries), net	**1,687**	-	(636)
	NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES (RECOVERIES)	**29,737**	27,664	29,285
NONINTEREST INCOME	Trust department income	**2,463**	2,621	2,322
	Service fees on deposit accounts	**7,705**	7,640	7,739
	Other fees and commissions	**393**	589	424
	Other operating income	**974**	905	751
	Securities gains	**1,351**	-	51
	TOTAL NONINTEREST INCOME	**12,886**	11,755	11,287
NONINTEREST EXPENSE	Salaries and employee benefits	**16,562**	15,192	16,918
	Net occupancy expense	**2,620**	2,374	2,143
	Furniture and equipment expense	**1,007**	1,089	1,138
	Other operating expenses	**11,259**	10,023	10,547
	TOTAL NONINTEREST EXPENSES	**31,448**	28,678	30,746
	INCOME BEFORE PROVISION FOR INCOME TAXES	**11,175**	10,741	9,826
	Provision for income taxes	**1,967**	2,120	2,101
	NET INCOME	**$ 9,208**	$ 8,621	$ 7,725
BASIC EARNINGS PER SHARE			-	
	Weighted Average Shares Outstanding	**5,635,060**	5,727,158	5,826,589
		$ 1.63	**$ 1.51**	$ 1.33

The accompanying notes are an integral part of the consolidated financial statements.

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars In Thousands, Except Per Share Data) Years Ended December 31, 2008, 2007, and 2006	Shares of stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE AT JANUARY 1, 2006	5,840,000	$ 58,400	$ 4,320	$ 42,515	$ (2,163)	$ 103,072
Comprehensive income						
Net income				7,725		7,725
Change in net unrealized gain on securities available-for-sale, net of reclassification adjustment and tax effects					908	908
Total comprehensive income						8,633
Repurchase of common stock	(80,000)	(800)	(3,200)			(4,000)
Cash dividends declared, $0.67 per share				(3,898)		(3,898)
BALANCE AT DECEMBER 31, 2006	5,760,000	57,600	1,120	46,342	(1,255)	103,807
Comprehensive income						
Net income				8,621		8,621
Change in net unrealized gain on securities available-for-sale, net of reclassification adjustment and tax effects					1,783	1,783
Total comprehensive income						10,404
Repurchase of common stock	(80,000)	(800)	(1,120)	(2,080)		(4,000)
Cash dividends declared, $0.695 per share				(3,967)		(3,967)
BALANCE AT DECEMBER 31, 2007	5,680,000	56,800	-	48,916	528	106,244
Cumulative effect of adoption of a new accounting principle on January 1, 2008				**(342)**		**(342)**
Comprehensive income						
Net income				**9,208**		**9,208**
Change in net unrealized gain on securities available-for-sale, net of reclassification adjustment and tax effects					**1,072**	**1,072**
Total comprehensive income						**10,280**
Repurchase of common stock	**(100,000)**	**(1,000)**		**(4,000)**		**(5,000)**
Cash dividends declared, $0.705 per share				**$ (4,006)**		**(4,006)**
BALANCE AT DECEMBER 31, 2008	**5,580,000**	**$ 55,800**	**$ -**	**$ 49,776**	**$ 1,600**	**$ 107,176**

The accompanying notes are an integral part of the consolidated financial statements.

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Dollars in Thousands)	Years ended December 31, 2008	2007	2006
OPERATING ACTIVITIES	Net income	**$ 9,208**	$ 8,621	$ 7,725
	Adjustments to reconcile net income to net cash provided by operating activities			
	Excess (deficiency) of provision for possible loan losses over net charge-offs	**1,244**	119	(532)
	Provision for depreciation and amortization of premises and equipment	**1,016**	1,065	1,119
	Securities gains	**(1,351)**	-	(51)
	Loss from disposition of premises and equipment	**24**	-	-
	Loss from disposition of other assets	**299**	-	22
	Amortization of deposit base intangibles	**132**	556	1,056
	Amortization of investment security premiums, net of accretion of discounts	**278**	589	1,072
	Increase in cash surrender value of life insurance contracts	**(700)**	(427)	(408)
	(Increase) decrease in			
	Deferred income taxes	**(789)**	245	(262)
	Interest receivable	**486**	61	575
	Other assets	**526**	(441)	(5)
	Increase (decrease) in			
	Interest payable	**(1,279)**	(80)	896
	Other liabilities	**962**	445	847
	Total adjustments	**848**	2,132	4,329
	Net cash provided by operating activities	**10,056**	10,753	12,054
INVESTING ACTIVITIES	Proceeds from maturities, calls, and sales of available-for-sale securities	**115,524**	54,249	65,854
	Proceeds from maturities and calls of held-to-maturity securities	**16,027**	5,556	8,483
	Purchases of investment securities			
	Available-for-sale	**(123,179)**	(68,737)	(20,365)
	Net increase in loans	**(95,376)**	(26,790)	(13,456)
	Proceeds from sale of other assets	**364**	-	45
	Purchase of life insurance policies	**(1,255)**	(1,410)	(2,757)
	Purchases of premises and equipment	**(4,411)**	(4,943)	(379)
	Net cash provided by (used in) investing activities	**(92,306)**	(42,075)	37,425
FINANCING ACTIVITIES	Net increase (decrease) in noninterest-bearing and interest-bearing deposits	**45,891**	(3)	15,374
	Net increase (decrease) in short term borrowings	**(167)**	68	(10,614)
	Proceeds from FHLB borrowings	**41,177**	-	-
	Proceeds from sale of minority interest in a controlled subsidiary	**-**	95	-
	Repurchase of Common Stock	**(5,000)**	(4,000)	(4,000)
	Cash dividends	**(3,988)**	(3,946)	(3,796)
	Net cash provided by (used in) financing activities	**77,913**	(7,786)	(3,036)
	Increase (decrease) in cash and cash equivalents	**(4,337)**	(39,108)	46,443
	Cash and cash equivalents at beginning of period	**35,873**	74,981	28,538
	Cash and cash equivalents at end of period	**$ 31,536**	$ 35,873	$ 74,981
	Supplemental disclosures of cash flow information			
	Cash paid during the period for expenses			
	Interest on deposits and borrowed funds	**$ 13,736**	$ 16,103	$ 12,891
	Income Taxes	**$ 2,355**	2,015	2,332
	Land and building transferred from premises and equipment to other assets held for sale	**$ -**	$ -	$ 684

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies

The accounting principles followed and the methods of applying those principles conform with accounting principles generally accepted in the United States ("GAAP") and to general practices in the banking industry. The significant accounting policies applicable to First Farmers and Merchants Corporation (the "Corporation") are summarized as follows.

Principles of Consolidation

The accompanying consolidated financial statements present the accounts of the Corporation and its wholly-owned subsidiary, First Farmers and Merchants Bank (the "Bank"). The Bank has direct and indirect subsidiaries through which it holds F & M West, Inc., Maury Tenn, Inc., and Maury Tenn Properties, Inc. Minority interest consists of preferred shares in Maury Tenn Properties, Inc. that are owned by third parties. The preferred shares receive dividends, which are included in other operating expense. Material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management of the Corporation and the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities. Those estimates and assumptions also affect disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, deferred tax assets and the liability related to post-retirement benefits.

Significant Group Concentrations of Credit Risk

Most of the Bank's activities are with customers located within its service area, which is comprised of Maury, Lawrence, Marshall, Hickman, Dickson, Giles, Williamson and adjacent counties in southern middle Tennessee. Approximately 79.0% of the Bank's loans had been made to customers in the Maury and Lawrence County markets as of December 31, 2008. Maury and Williamson Counties were the source of 97.9% of the Bank's portfolio growth in fiscal 2008. Note 2 discusses the types of securities in which the Bank invests. Note 3 discusses the types of lending in which the Bank engages. First mortgage loans secured by one-to-four family residential properties comprise 31.4% of the total loan portfolio at December 31, 2008. This represents the largest component of the real estate secured loans. Management of the Bank recognizes this concentration and believes the risk is acceptable given the quality of underwriting, current market conditions and historical loss experience.

The loans secured by non-farm/non-residential real estate comprise 24.1% of the loan portfolio at December 31, 2008. The majority of the growth has been in the owner-occupied segment of this portfolio. The loan segment type is classified as "true" commercial real estate – loans whose repayment is dependent upon rental income or the sale, refinancing or permanent financing of the underlying property. The Bank's risk is geographically dispersed and continues to be well diversified across several property types with no areas of excessive exposure.

NOTE 1-GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Current commercial real estate loan stratification reports indicate that the commercial construction and development portfolio remains well diversified with an acceptable level of speculative exposure. Of the loans secured by commercial real estate, 41.8% are in the owner-occupied category at December 31, 2008.

The Bank continues to monitor and manage its exposure to single borrowing entities and its exposure to groups of borrowers within the same industry. Within the commercial loan portfolio, the Bank continues to report heavy exposure in five broad industry categories: construction; manufacturing; real estate and rental leasing; public administration; and other services (except public administration).

Cash and Due From Banks

Included in cash and due from banks are reserve amounts that are required to be maintained on an average balance in the form of cash and balances due from the Federal Reserve Bank and other banks. At December 31, 2008, the Bank was required to maintain approximately $2.2 million at the Federal Reserve. Interest-bearing deposits in banks mature within one year and are carried at cost. From time to time throughout the year, the Bank's balances due from other financial institutions exceeded Federal Deposit Insurance Corporation insurance limits. Management considers this to be a normal business risk.

Cash Equivalents

Cash equivalents include cash on hand, cash due from banks and federal funds sold. Federal funds are sold for one-day periods. Interest-bearing deposits in banks included in cash equivalents mature within 90 days.

Securities

Trading account securities that are bought and held principally for the purpose of selling them in the near term are carried at market value. Gains and losses, both realized and unrealized, are included in other operating income. There were no securities classified as trading in 2008 or 2007.

Debt securities that management has the intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as available-for-sale. These securities are reported at fair value, with unrealized gains and losses, net of deferred tax, excluded from earnings and are reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of individual available-for-sale and held-to-maturity securities below their cost that are other than temporary are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer and (iii) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sales of securities are recorded on the trade date and are determined using the specific identification method.

NOTE 1-GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Loans

The Bank grants mortgage, commercial and consumer loans to customers. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are stated at their outstanding unpaid principal balances, net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Interest on loans is accrued daily. Loan origination fees and related direct costs are deferred and recognized ratably over the life of the loan as an adjustment of yield. Interest accruals are discontinued when loans are 90 days past due or when interest is not expected to be collected. Interest income previously accrued on such loans is reversed against current period interest income. Interest income on loans in nonaccrual status is recognized only to the extent of the excess of cash payments received over principal payments due.

Allowance for Possible Loan Losses

The allowance for possible loan losses is established through provisions for loan losses charged against income. Loan losses are charged against the allowance when management determines that the uncollectibility of a loan has been confirmed. Subsequent recoveries, if any, are credited to the allowance account in the period received.

The adequacy of the allowance for possible loan losses is evaluated quarterly in conjunction with loan review reports and evaluations that are discussed in meetings with loan officers, credit administration and the Bank's Board of Directors. The Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors are considered in this evaluation. This process is inherently subjective as it requires material estimates that are susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans. The allowance for possible loan losses is maintained at a level believed adequate by management to absorb estimated losses inherent in the loan portfolio.

A loan is considered impaired when it is probable that the Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed.

Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The Bank evaluates smaller-balance homogeneous loans collectively for impairment. Loans secured by one to four family residential properties, consumer installment loans and line of credit loans are considered smaller-balance homogeneous loans.

NOTE 1-GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Other Real Estate

Other real estate, which is included in other assets, represents real estate acquired through foreclosure and is stated at the lower of fair value, net of estimated selling costs, or cost, at the date of foreclosure. If, at the time of foreclosure, the fair value of the real estate is less than the Bank's carrying value of the related loan, a write-down is recognized through a charge to the allowance for possible loan losses, and the fair value becomes the new cost for subsequent accounting. If the Bank later determines that the cost of the property cannot be recovered through sale or use, a write-down is recognized by a charge to operations.

When a property is not in a condition suitable for sale or use at the time of foreclosure, completion and holding costs, including such items as real estate taxes, maintenance and insurance, are capitalized up to the estimated net realizable value of the property. However, when a property is in a condition for sale or use at the time of foreclosure, or the property is already carried at its estimated net realizable value, any subsequent holding costs are expensed.

Legal fees and any other direct costs relating to foreclosures are charged to operations when incurred. The Bank had approximately $50,000 in other real estate at December 31, 2008 and $22,000 at December 31, 2007. There were no gains or losses on other real estate in 2008. A gain of approximately $3,000 and a loss of approximately $24,000 were realized on sales of other real estate during 2007 and 2006, respectively.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation is computed principally on an accelerated method over the estimated useful life of an asset, which ranges from 15 to 50 years for buildings and from three to 33 years for equipment. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Gains or losses from the disposition of property are reflected in operations, and the asset accounts and related allowances for depreciation are reduced.

Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage and other loans serviced for others were $19.6 million and $12.5 million at December 31, 2008 and 2007, respectively. The present value of servicing income is expected to approximate an adequate compensation cost for servicing these loans. Therefore, no servicing asset has been recorded.

Income Taxes

The Corporation and the Bank file a consolidated federal income tax return. Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.

NOTE 1-GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Corporation adopted the provisions of FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109," effective January 1, 2007. Interpretation 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Interpretation 48 also proves guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. Adoption of Interpretation 48 did not have a significant impact on the Corporation's consolidated financial statements.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Trust Department Income

Trust department income is recognized on the accrual basis in the applicable period earned.

Earnings Per Share

Basic earnings per share represent income available to shareholders divided by the weighted average number of shares of Corporation common stock outstanding during the period. Diluted earnings per share reflect additional shares of common stock that would have been outstanding if potentially dilutive shares of common stock had been issued, as well as any adjustment to income that would result from the assumed conversion. For the years ended December 31, 2008, 2007 and 2006, there were no potentially dilutive shares of common stock issuable.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. A schedule of other comprehensive income is shown in the following table (dollars in thousands):

	Years Ended December 31,		
	2008	2007	2006
Unrealized holding gains (losses) on available-for-sale securities	**$ 3,094**	$ 2,898	$ 1,528
Reclassification adjustment for gains realized in income	**(1,351)**	-	(51)
Tax effect - (expense) benefit	**(671)**	(1,115)	(569)
Other comprehensive income (loss)	**$ 1,072**	$ 1,783	$ 908

NOTE 1-GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Intangible Assets

Goodwill is accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), which addresses the financial accounting and reporting for acquired goodwill and other intangible assets with indefinite lives. Pursuant to SFAS 142, intangible assets must be periodically tested for impairment. The Bank completed its impairment review of goodwill and intangible assets during 2008, which indicated that there was no impairment. Deposit base intangibles are amortized using the straight-line method over their estimated useful lives of 72 to 180 months. Total amortization expense charged to operations amounted to approximately $132,000, in 2008, $556,000 in 2007 and $1.056 million in 2006.

Segment Reporting

Segments are strategic business units that offer different products and services and are managed separately. At December 31, 2008, the Corporation and the Bank did not have any identified segments.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards and is expected to increase the consistency of those measurements. The definition of fair value focuses on the exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date) not the entry price (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). SFAS 157 emphasizes that fair value is a market-based measurement rather than an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. The effective date for SFAS 157 is for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Corporation adopted SFAS 157 effective January 1, 2008.

In February of 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"), which gives entities the option to measure eligible financial assets and financial liabilities at fair value on an instrument by instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability. Subsequent changes in fair value must be recorded in earnings. This statement is effective as of the beginning of a company's first fiscal year after November 15, 2007. The Corporation also adopted SFAS 159 effective January 1, 2008, but did not elect the fair value option for any financial instrument not presently being accounted for at fair value.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 ("SFAS 160"), *Noncontrolling Interests in Consolidated Financial Statements – An amendment of ARB No. 51.* SFAS 160 establishes new accounting and reporting standards for a parent company's noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements, which is reported separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary, which do not result in

NOTE 1-GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

deconsolidation, are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in results of operations when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment at the deconsolidation date. SFAS 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008, and is not expected to have a significant impact on the Corporation's consolidated financial statements.

In March, 2008, the FASB issued Statement of Financial Accounting Standards No. 161 ("SFAS 161"), *Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement 133*, which amends and expands the disclosure requirements of SFAS 133 to provide greater transparency about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for under SFAS 133 and its related interpretations and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. To meet those objectives, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 was effective January 1, 2009 and management believes that it will not have any impact on the Corporation's consolidated financial statements.

In 2008, the FASB issued Statement of Financial Accounting Standards No. 162 ("SFAS 162"), *The Hierarchy of Generally Accepted Accounting Principles*, which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (GAAP hierarchy). The hierarchical guidance provided by SFAS 162 did not have a significant impact on the Corporation's consolidated financial statements.

NOTE 2 – SECURITIES

Securities with an amortized cost of $130.032 million and $73.918 million at December 31, 2008 and 2007, respectively (fair value of $133.561 million at December 31, 2008 and $74.476 million at December 31, 2007), were pledged to secure deposits and for other purposes as required or permitted by law. The fair value is established by an independent pricing service as of the approximate dates indicated. The differences between the amortized cost and fair value reflect current interest rates and represent the potential gain (or loss) if the portfolio had been liquidated on that date. Security gains (or losses) are realized only in the event of dispositions prior to maturity.

NOTE 2 – SECURITIES

The amortized cost and fair value of securities available-for-sale and held-to-maturity at December 31, 2008 and 2007 are summarized as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2008				
Available-for-sale securities				
U.S. Government agencies	**$ 47,500**	**$ 1,493**	**$ -**	**$ 48,993**
Mortgage backed securities	**83,424**	**1,964**	**25**	**85,363**
States and political subdivisions	**31,015**	**108**	**962**	**30,161**
Other securities	**9,952**	**76**	**52**	**9,976**
	$ 171,891	**$ 3,641**	**$ 1,039**	**$ 174,493**
Held-to-maturity securities				
U.S. Government agencies	**$ 3,097**	**$ 110**	**$ -**	**$ 3,207**
States and political subdivisions	**55,827**	**614**	**573**	**55,868**
Other securities	**503**	**-**	**20**	**483**
	$ 59,427	**$ 724**	**$ 593**	**$ 59,558**
December 31, 2007				
Available-for-sale securities				
U.S. treasury	$ 3,117	$ 19	$ -	$ 3,136
U.S. Government agencies	97,871	901	123	98,649
Mortgage backed securities	23,771	82	-	23,853
States and political subdivisions	31,056	103	175	30,984
Other securities	7,235	63	9	7,289
	$ 163,050	$ 1,168	$ 307	$ 163,911
Held-to-maturity securities				
U.S. Government agencies	$ 6,221	$ 22	$ 3	$ 6,240
States and political subdivisions	65,392	902	89	66,205
Other securities	3,952	63	-	4,015
	$ 75,565	$ 987	$ 92	$ 76,460

At December 31, 2008, the Bank did not hold investment securities of any single issuer, other than obligations of the U.S. Treasury and other U.S. government agencies, whose aggregate book value exceeded 10% of shareholders' equity.

Proceeds from the maturity, call or sale of available-for-sale securities were $115.524 million, $54.249 million and $65.854 million during 2008, 2007 and 2006, respectively. Proceeds from the maturity or call of held-to-maturity securities were $16.027 million, $5.556 million and $8.483 million during 2008, 2007 and 2006, respectively.

The fair values of all securities at December 31, 2008 either equaled or exceeded the cost of those securities, or the decline in fair value is considered temporary. The information in the table below classifies the investments with unrealized losses at December 31, 2008 according to the term of the unrealized loss. Management evaluates securities for other-than-temporary impairment periodically, or more frequently when circumstances require an evaluation. An impairment judgment is based on (i) the amount of time and loss, (ii) the financial condition of the issuer and (iii) management's intent and ability to hold the investment long enough for any anticipated recovery in value.

NOTE 2 – SECURITIES

Management has the ability and intent to hold the securities classified as held-to-maturity until they mature. Furthermore, as of December 31, 2008, management also had the ability to hold the securities classified as available for sale for a period of time sufficient for a recovery of cost. The unrealized losses are largely as a result of increases in market interest rates over the yield available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired because of reasons of credit quality. Accordingly, as of December 31, 2008, management believes the impairments detailed in the table below are temporary and no impairment loss has been realized in the Corporation's consolidated income statement.

The following table presents the Bank's investments with unrealized losses at December 31, 2008 and 2007 according to the term of the unrealized loss (dollars in thousands):

2008	**Less than 12 months**		**12 months or Greater**		**Total**	
Type of Security	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Mortgage Backed Securities	$ 10,455	$ 25	$ -	$ -	$ 10,455	$ 25
States and political subdivisions	26,262	756	20,496	779	46,758	1,535
Corporate Bonds	1,576	33	666	39	2,242	72
	$ 38,293	$ 814	$ 21,162	$ 818	$ 59,455	$ 1,632

2007	Less than 12 months		12 months or Greater		Total	
Type of Security	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$ 3,031	$ 3	$ 33,499	$ 123	$ 36,530	$ 126
States and political subdivisions	3,040	34	22,197	230	25,237	264
Corporate Bonds	936	9	-	-	936	9
	$ 7,007	$ 46	$ 55,696	$ 353	$ 62,703	$ 399

At December 31, 2008, two of 215 state and political subdivision securities had recorded unrealized losses for a period longer than 12 months. Because these securities, along with the corporate securities, declined in value when interest rates began to rise, and not because of the credit quality of the issuer, and because management had both the intent and ability to hold the investments, the securities were not considered other-than-temporarily impaired.

NOTE 2 – SECURITIES

The table below shows the amortized cost, fair value and weighted yields (for tax-exempt obligations on a fully taxable basis assuming a 34% tax rate) of investment securities at December 31, 2008 by contractual or legal maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

(Dollars in Thousands)	Amortized Cost	Fair Value	Yield (Unaudited)
Available-for-sale securities			
U.S. Government agencies			
After one but within five years	$ 6,041	$ **6,299**	3.9 %
After five but within ten years	41,459	**42,694**	4.6 %
Mortgage backed securities			
Within one year	4	**4**	8.0 %
After one but within five years	10,072	**10,102**	6.2 %
After five but within ten years	28,885	**29,588**	4.6 %
After ten years	44,463	**45,669**	5.2 %
States and political subdivisions			
After one but within five years	880	**920**	7.0 %
After five but within ten years	1,665	**1,725**	5.9 %
After ten years	28,470	**27,516**	6.1 %
Other securities			
Within one year	616	**610**	4.7 %
After one but within five years	4,839	**4,904**	5.0 %
After five but within ten years	699	**664**	4.9 %
After ten years	3,798	**3,798**	3.5 %
	$ 171,891	$ **174,493**	
Held-to-maturity securities			
U.S. Government agencies			
Within one year	**$ 3,097**	$ 3,207	4.0 %
States and political subdivisions			
Within one year	**8,179**	8,313	7.5 %
After one but within five years	**12,301**	12,519	6.9 %
After five but within ten years	**12,266**	12,382	5.9 %
After ten years	**23,081**	22,654	6.2 %
Other securities			
Within one year	**503**	483	7.0 %
	$ 59,427	$ 59,558	

NOTE 3 – LOANS

The following table presents the Bank's loans by category as of December 31, 2008, and 2007 (dollars in thousands):

	2008	2007
Commercial, financial and agricultural	$ 79,742	$ 67,336
Tax exempt municipal loans	39,598	20,589
Real estate		
Construction	44,878	35,948
Commercial mortgages	145,649	103,325
Residential mortgages	232,727	217,991
Other	33,236	32,768
Retail loans	19,753	21,926
Lease financing receivables	428	574
	596,011	500,457
Less:		
Net unamortized loan origination fees	(492)	(314)
Allowance for possible loan losses	(8,625)	(7,381)
Total net loans	$ 586,894	$ 492,762

The following table presents the maturities of the Bank's loans by category as of December 31, 2008 (dollars in thousands):

	Within One Year	One to Five Years	After Five Years	Total
Commercial, financial and agricultural	$ 51,867	$ 24,907	$ 2,968	$ 79,742
Tax exempt municipal loans	15,125	14,296	10,177	39,598
Real estate				
Construction	32,383	5,465	7,030	44,878
Commercial mortgages	55,388	67,967	22,294	145,649
Residential mortgages	140,067	59,777	32,883	232,727
Other	18,908	14,266	62	33,236
Retail loans	15,458	4,295	-	19,753
Lease financing receivables	163	265	-	428
Total	$ 329,359	$ 191,238	$ 75,414	$ 596,011

The following table summarizes the impaired loans as of December 31, 2008 and 2007:

	2008	2007
Balance of impaired loans with no allocated allowance	$ 2,182	$ 1,481
Balance of impaired loans with an allocated allowance	19,403	837
Total recorded investments in impaired loans	21,885	2,318
Amount of the allowance allocated to impaired loans	$ 3,077	$ 348

The average recorded investment in impaired loans was $6.9 million in 2008, $2.1 million in 2007 and $1.9 million in 2006. Interest received on impaired loans was approximately $595,000 in 2008, approximately $135,000 in 2007 and was approximately $122,000 in 2006. The loans in the above table that have been identified as impaired and not accruing interest total $12.4 million for December 31, 2008 and $2.3 for December 31, 2007.

Certain related parties (primarily directors and senior officers of the Corporation or the Bank, including their affiliates, families and companies in which they hold 10% or more ownership) were customers of, and had loans and other transactions with, the Bank in the ordinary course of business. An analysis of the activity with respect to such loans for the years ended December 31, 2008 and 2007 is shown in the table below (dollars in thousands). These totals exclude loans made in the ordinary course of business to other companies with which neither the Corporation nor the Bank had a relationship other than the association of one of its directors in the capacity of officer or director. These loan transactions were made on substantially the same terms as those prevailing at the time for comparable loans to other persons. They did not involve more than the normal risk of collectability or present other unfavorable features. No related party loans were charged off in 2008 or 2007.

Aggregate of Certain Related Party Loans

	2008	2007
Balance at Beginning of Year	$ **2,963**	$ 3,297
Additions	**2,429**	1,152
Reductions	**(2,058)**	(1,486)
Balance at End of Year	$ **3,334**	$ 2,963

NOTE 4 - ALLOWANCE FOR POSSIBLE LOAN LOSSES

The following table summarizes the changes in the allowance for possible loan losses for the years ended December 31, 2008, 2007 and 2006 (dollars in thousands):

	2008	2007	2006
Balance at beginning of year	$ **7,381**	$ 7,262	$ 7,794
Provision (reduction) charged (credited) to operating expenses	**1,687**	-	(636)
Loan losses and recoveries:			
Loans charged off	**(891)**	(157)	(363)
Recoveries on loans previously charged off	**448**	276	467
Balance at end of year	$ **8,625**	$ 7,381	$ 7,262

NOTE 5 - BANK PREMISES AND EQUIPMENT

The following table presents the Bank's assets by category at December 31, 2008 and 2007 (dollars in thousands):

	2008	2007
Land	$ **5,862**	$ 5,871
Premises	**16,344**	13,534
Furniture and equipment	**8,696**	7,517
Leasehold improvements	**1,780**	1,660
	32,682	28,582
Less allowance for depreciation and amortization	**(15,013)**	(14,276)
	$ **17,669**	$ 14,306

Annual provisions for depreciation and amortization of Bank premises and equipment totaled $1.016 million for 2008, $1.065 million for 2007 and $1.119 million for 2006. Included in premises, furniture and equipment cost and allowance for depreciation and amortization are certain fully depreciated assets totaling approximately $7.718 million at December 31, 2008.

NOTE 6 – LIMITATION ON SUBSIDIARY DIVIDENDS

The Corporation's primary source of funds with which to pay its future obligations is the receipt of dividends from the Bank. Banking regulations provide that the Bank must maintain capital sufficient to enable it to operate as a viable institution and, as a result, may limit the amount of dividends the Bank may pay without prior approval. It is management's intention to limit the amount of dividends paid to the corporation in order to maintain compliance with capital guidelines and to maintain a strong capital position in the Bank.

NOTE 7 – LEASES

Real property for four of the Bank's office locations and certain equipment are leased under noncancelable operating leases expiring at various times through 2013. In most cases, the leases provide for one or more renewal options of five to ten years under the same or similar terms. In addition, various items of office equipment are leased under cancelable operating leases. Total rental expense incurred under all operating leases, including short-term leases with terms of less than one month, amounted to approximately $30,000, $33,000 and $34,000 for equipment leases and approximately $426,000, $370,000 and $277,000 for building leases in 2008, 2007 and 2006, respectively. Future minimum lease commitments as of December 31, 2008 under all noncancelable operating leases with initial terms of one year or more are shown in the following table (dollars in thousands):

Year	Lease Payments
2009	$ 348
2010	334
2011	333
2012	299
2013	209
Total	$ 1,523

NOTE 8 – FEDERAL AND STATE INCOME TAXES

The following table presents components of income tax expense attributable to continuing operations for the years ended December 31, 2008, 2007 and 2006 (dollars in thousands):

	2008	2007	2006
Current:			
Federal	**$ 2,705**	$ 1,832	$ 1,906
State	**51**	43	457
Total current	**2,756**	1,875	2,363
Deferred:			
Federal	**(686)**	400	(217)
State	**(103)**	(155)	(45)
Total deferred	**(789)**	245	(262)
Total provision for income	**$ 1,967**	$ 2,120	$ 2,101

Deferred Tax Effects of Principal Temporary Differences

	2008	2007	2006
Allowance for possible loan losses	**$ 3,298**	$ 2,819	$ 2,773
Deferred compensation	**1,673**	1,441	1,252
Write down of other real estate	**-**	-	14
Amortization of core deposit intangible	**1,030**	1,159	1,126
Recognition of nonaccrual loan income	**53**	(33)	(67)
Unrealized gains (losses) on available-for-sale securities	**(1,002)**	(331)	785
Deferred post retirement benefit	**2,005**	2,115	2,139
Lease financing depreciations, net of rent	**(163)**	(219)	(338)
Accelerated depreciation	**(131)**	8	(150)
Amortization of goodwill	**(1,507)**	(1,291)	(1,076)
Alternative Minimum Tax	**-**	-	198
Dividend Income - F&M West	**-**	(315)	-
Undistributed Earnings from REIT	**-**	132	-
Other	**(398)**	(745)	(555)
Net deferred tax asset	**$ 4,858**	**$ 4,740**	$ 6,101

Reconciliation of Total Income Taxes Reported with the Amount of Income Taxes Computed at the Federal Statutory Rate (34% Each Year)

	2008	2007	2006
Tax expense at statutory rate	**$ 3,800**	$ 3,652	$ 3,341
Increase (decrease) in taxes resulting from:		-	
Tax exempt interest	**(1,616)**	(1,672)	(1,782)
Nondeductible interest expense	**130**	192	182
Employee benefits	**(237)**	(144)	(137)
Other nondeductible expenses (nontaxable income) - net	**52**	52	18
State income taxes net of federal tax benefit	**(33)**	(74)	273
Dividend income exclusion	**(19)**	(43)	(1)
Charitable contribution of real estate	**-**	-	(59)
Other	**(110)**	157	266
Total provision for income taxes	**$ 1,967**	$ 2,120	$ 2,101
Effective tax rate	**17.6 %**	19.7 %	21.4 %

NOTE 8 - FEDERAL AND STATE INCOME TAXES

The Corporation and one of its subsidiaries file consolidated income tax returns with the Internal Revenue Service and State of Tennessee. The Corporation is not subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2005.

The Corporation did not have any liability for unrecognized tax benefits as of December 31, 2008 or 2007.

NOTE 9 – BORROWED FUNDS

The Bank is a party to the Blanket Agreement for Advances and Security Agreement (the "Blanket Agreement") with the Federal Home Loan Bank of Cincinnati (the "FHLB"). Advances made to the Bank under the Blanket Agreement are collateralized by the FHLB stock and unidentified qualifying residential mortgage loans totaling 150% of the outstanding amount borrowed. These collateralization matters are outlined in the Blanket Agreement dated March 31, 2008 between the Bank and the FHLB.

Scheduled annual principal maturities of borrowings under this credit line as of December 31, 2008 for the next five years are as follows:

2009	$ 7,000,000
2010	10,077,000
2011	7,000,000
2012	7,000,000
2013	10,100,000
Total	$ 41,177,000

Stock held in the FHLB totaling $2.9 million at December 31, 2008 is carried at cost. The stock is restricted and can only be sold back to the FHLB at par.

The Bank also has a Cash Management Advance Line of Credit Agreement (the "CMA") dated September 30, 2008, with the Federal Home Loan Bank. The CMA is a component of the Blanket Agreement. The purpose of the CMA is to assist with short-term liquidity management. Under the terms of the CMA, the Bank may borrow a maximum of $40,000,000, selecting a variable rate of interest for up to 90 days or a fixed rate for a maximum of 30 days. There were no borrowings outstanding under the CMA as of December 31, 2008.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in those particular financial instruments.

The total outstanding loan commitments and standby letters of credit in the normal course of business at December 31, 2008 were $107.6 million and $11.2 million, respectively. Loan commitments are agreements to lend to a customer provided there is not a violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being used. Therefore, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in making a loan.

The Bank's loan portfolio is well-diversified with loans generally secured by tangible personal property, real property, bank deposit accounts or stock. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. Collateral requirements for the loan portfolio are based on credit evaluation of each customer.

Various legal claims have arisen from time to time in the normal course of business which, in the opinion of management, should not have a material effect on the Corporation's consolidated operating results and financial condition.

NOTE 11 – SHAREHOLDERS' EQUITY

The Corporation and the Bank are subject to federal regulatory risk-adjusted capital adequacy standards. Failure to meet capital adequacy requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that could have a material adverse effect on the operating results and financial condition of the Corporation and the Bank. The applicable regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios of Total Capital and Tier I Capital to risk-weighted assets and of Tier I Capital to average assets. Actual capital amounts and ratios are presented in the table below (dollars in thousands). Management believes, as of December 31, 2008, that the Corporation and the Bank met all capital adequacy requirements to which they were subject.

	Actual		For Minimum Capital Adequacy Purposes		For Minimum Regulatory Compliance Purposes	
As of December 31, 2008	Amount	Ratio	Amount	Ratio > or =	Amount	Ratio > or =
Total Capital (to Risk Weighted Assets) Consolidated	**$ 104,336**	**16.54 %**	**$ 50,465**	**8.00 %**	**$ -**	**-**
Bank	**101,801**	**16.22 %**	**$ 50,210**	**8.00 %**	**62,763**	**10.00 %**
Tier I Capital (to Risk Weighted Assets) Consolidated	**96,483**	**15.29 %**	**$ 25,241**	**4.00 %**	**-**	**-**
Bank	**93,948**	**14.97 %**	**$ 25,103**	**4.00 %**	**37,655**	**6.00 %**
Tier I Capital (to Average Assets) Consolidated	**96,483**	**10.93 %**	**$ 35,309**	**4.00 %**	**-**	**-**
Bank	**93,948**	**10.64 %**	**$ 35,318**	**4.00 %**	**44,148**	**5.00 %**
As of December 31, 2007						
Total Capital (to Risk Weighted Assets) Consolidated	$ 103,579	18.17 %	$ 45,594	8.00 %	$ -	-
Bank	101,170	17.85 %	45,341	8.00 %	56,678	10.00 %
Tier I Capital (to Risk Weighted Assets) Consolidated	96,491	16.93 %	22,797	4.00 %	-	-
Bank	94,082	16.60 %	22,671	4.00 %	34,006	6.00 %
Tier I Capital (to Average Assets) Consolidated	96,491	12.22 %	31,594	4.00 %	-	-
Bank	94,082	11.91 %	31,594	4.00 %	39,497	5.00 %

NOTE 12 – FAIR VALUE MEASUREMENT

Effective January 1, 2008, the Corporation adopted the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157), for financial assets and financial liabilities. Financial Accounting Standards Board Staff Position (FSP) No. SFAS 157-2, *Effective Date of FASB Statement No. 157*, would allow the Corporation to delay application of SFAS 157 for non-financial assets and non-financial liabilities, until January 1, 2009; however, the Corporation has elected to apply SFAS 157 to non-financial assets and non-financial liabilities effective January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The application of SFAS 157 in situations where the market for a financial asset is not active was clarified by the issuance of FSP No. SFAS 157-3 *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,* in October 2008. FSP No. SFAS 157-3 became effective immediately and did not significantly affect the methods by which the Corporation determines the fair values of its financial assets.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability is not adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

SFAS 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (i.e., replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from independent sources. Inputs may also be unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants could use in pricing the asset or liability, developed based on the best information available in the circumstances. In that regard, SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- *Level 2 Inputs* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset

NOTE 12 – FAIR VALUE MEASUREMENT

or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- *Level 3 Inputs* - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value as well as the general classification of such instruments pursuant to the valuation hierarchy is set forth below. These valuation methodologies were applied to all of the Corporation's and the Bank's financial assets and financial liabilities carried at fair value effective January 1, 2008. In general, fair value is based on quoted market prices, where available. If such quoted market prices are not available, fair value is based on internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Corporation's creditworthiness among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Corporation's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates and, therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

Financial assets and financial liabilities measured at fair value on a recurring basis include the following:

Securities available for sale – Securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, the Corporation obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things.

Other assets – Included in other assets are certain assets carried at fair value, including the cash value of Bank-owned life insurance policies. The carrying amount of these assets is based on information received from the insurance carriers indicating the financial performance of the policies and the amount the Bank would receive should the policies be surrendered. The Bank reflects these investments within Level 2 of the valuation hierarchy.

Securities sold under repurchase agreements ("repurchase agreements"), federal funds purchased and other borrowings – At December 31, 2008, all of the Bank's repurchase agreements, federal funds purchased and other borrowings (overnight borrowings from the Federal Home Loan Bank) are settled on a short-term basis, usually daily. As a result, the fair value of the instruments approximates their carrying amount and such liabilities are classified as Level 2 within the valuation hierarchy.

Other liabilities – The Bank has certain liabilities carried at fair value. These include future obligations pursuant to a supplemental retirement plan and proceeds of split-dollar life insurance policies. For these obligations, the Bank discounts the anticipated future cash flows using current interest rates. The liabilities are classified as Level 2 within the valuation hierarchy.

NOTE 12 – FAIR VALUE MEASUREMENT

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Federal funds sold	$ 4,200	$ -	$ -	$ 4,200
Available-for-sale securities	-	174,493	-	174,493
Other assets	-	20,147	-	20,147
Total assets at fair value	$ 4,200	$ 194,640	$ -	$ 198,840
Securities sold under repurchase agreements	$ -	$ 2,645	$ -	$ 2,645
Other liabilities	-	4,790	-	4,790
Total liabilities at fair value	$ -	$ 7,435	$ -	$ 7,435

Certain financial assets and liabilities are measured at fair value on a nonrecurring basis. These instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The only financial asset or liability measured at fair value on a non-recurring basis for 2008 was impaired loans.

Impaired Loans. Certain impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. During 2008, certain impaired loans were re-measured and reported at fair value through a specific valuation allowance allocation of the allowance for possible loan losses based on the fair value of the underlying collateral. Impaired loans with a carrying value of $21.9 million were reduced by specific valuation allowance allocations totaling $3.1 million to a total reported fair value of $18.8 million based on collateral valuations utilizing Level 3 valuation inputs.

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of the fair value of financial assets and liabilities, including those financial assets and liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring or non-recurring basis are discussed below.

NOTE 12 – FAIR VALUE MEASUREMENT

Estimated fair values have been determined by the Bank using the best available data. Many of the Bank's financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an unforced, unforeclosed transaction. Therefore, significant estimations and present value calculations were used by the Bank for the purposes of this disclosure. Changes in assumptions or the estimation methodologies used could have a material effect on the estimated fair values included in this note.

Financial assets

Cash and cash equivalents are considered to be carried at their fair value and have not been valued differently from historical cost accounting. Both securities available-for-sale and held-to-maturity are valued by an independent pricing service as discussed in Note 2. A present value discounted cash flow methodology was used to value the net loan portfolio. The discount rate used in these calculations was the current rate at which new loans in the same classification for regulatory reporting purposes would be made. This rate was adjusted for credit loss and assumed prepayment risk. For loans with floating interest rates, it is assumed that estimated fair values generally approximate the recorded book balances.

Financial liabilities

Deposits with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating the current market for similar liabilities. Financial instrument liabilities with no stated maturities have an estimated fair value equal to both the amount payable on demand and the recorded book balance. For deposits with floating interest rates, it is assumed that estimated fair values generally approximate the recorded book balances. The carrying amount of other short-term borrowings is considered to approximate fair value.

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

The Bank's remaining assets and liabilities that are not considered financial instruments have not been valued differently from historical cost accounting. Management believes that reasonable comparability between financial institutions may be distorted because of the wide range of permitted valuation techniques and numerous estimates that must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

At December 31, 2008, the Bank had outstanding standby letters of credit and commitments to extend credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. Please refer to Note 10 for more information about off-balance sheet financial instruments.

NOTE 12 – FAIR VALUE MEASUREMENT

The following table presents the fair value of the Bank's financial instruments as of December 31, 2008 and 2007 (dollars in thousands):

	December 31, 2008		December 31, 2007	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets				
Cash and due from banks	**$ 22,656**	**$ 22,656**	$ 35,097	$ 35,097
Interest-bearing deposits in banks	**4,680**	**4,680**	176	176
Federal funds sold	**4,200**	**4,200**	600	600
Securities available-for-sale	**174,493**	**174,493**	163,911	163,911
Securities held-to-maturity	**59,427**	**59,558**	75,565	76,460
Loans, net	**586,894**	**591,417**	492,762	490,175
Accrued interest receivable	**4,331**	**4,331**	4,817	4,817
Financial liabilities				
Deposits	**744,851**	**746,308**	698,959	698,484
Federal funds purchased and securities sold under agreements to repurchase	**2,645**	**2,645**	2,507	2,507
Other short term liabilities	**294**	**294**	600	600
Accrued interest payable	**1,693**	**1,693**	2,972	2,972
Off-balance sheet credit related instruments:				
Commitments to extend credit		**108**		99

Effective January 1, 2008, the Corporation adopted the provisions of SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 permits the Corporation to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value measurement option has been elected are reported in earnings at each subsequent reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions; therefore, the Corporation may record identical financial assets and liabilities at fair value or by another measurement basis permitted under generally accepted accounting principles; (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments. Adoption of SFAS 159 on January 1, 2008 did not have a significant impact on the Corporation's consolidated financial statements.

NOTE 13 – QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following table presents unaudited quarterly interim financial information for the Corporation for the years ended December 31, 2008 and 2007 (dollars in thousands, except per share amount):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2008					
Interest income	$ 10,984	$ 10,985	$ 10,926	$ 10,986	$ 43,881
Interest expense	3,386	3,122	3,028	2,921	12,457
Net interest income	7,598	7,863	7,898	8,065	31,424
Provision for possible loan losses (recoveries), net	-	-	50	1,637	1,687
Noninterest expenses, net of noninterest income	4,062	4,889	4,561	5,050	18,562
Income before income taxes	3,536	2,974	3,287	1,378	11,175
Income taxes	788	458	450	271	1,967
Net income	$ 2,748	$ 2,516	$ 2,837	$ 1,107	$ 9,208
Basic earnings per share	$ 0.48	$ 0.45	$ 0.50	$ 0.20	$ 1.63
Weighted average shares outstanding per quarter	5,676,124	5,648,732	5,619,027	5,596,951	5,635,060

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2007					
Interest income	$ 10,630	$ 10,917	$ 11,008	$ 11,132	$ 43,687
Interest expense	4,026	4,011	4,068	3,918	16,023
Net interest income	6,604	6,906	6,940	7,214	27,664
Provision for possible loan losses (recoveries), net	-	-	-	-	-
Noninterest expenses, net of noninterest income	4,274	4,160	4,341	4,148	16,923
Income before income taxes	2,330	2,746	2,599	3,066	10,741
Income taxes	284	699	511	626	2,120
Net income	$ 2,046	$ 2,047	$ 2,088	$ 2,440	$ 8,621
Basic earnings per share	$ 0.36	$ 0.36	$ 0.37	$ 0.42	$ 1.51
Weighted average shares outstanding per quarter	5,757,139	5,736,645	5,715,228	5,696,245	5,727,158

NOTE 14 – DEPOSITS

The Bank does not have any foreign offices and all deposits are serviced in its 19 domestic offices. Maturities of time deposits of $100,000 or more at December 31, 2008 and 2007 are as follows (dollars in thousands):

	2008	2007
Under 3 months	$ 60,290	$ 53,416
3 to 12 months	44,771	50,353
Over 12 months	2,546	3,629
Total	$ 107,607	$ 107,398

NOTE 14 – DEPOSITS

The following table presents maturities of interest-bearing deposits as of December 31, 2008 (dollars in thousands):

Interest bearing transaction accounts		$ 370,144
	2009	241,688
	2010	9,332
	2011	2,058
	2012	2,592
	2013	924
	Thereafter	2
	Total	$ 626,740

NOTE 15 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction.

NOTE 16 – CONDENSED FINANCIAL INFORMATION OF THE CORPORATION

The following tables present the condensed balance sheets, statements of income and cash flows of the Corporation as of December 31, 2008 and 2007 (dollars in thousands, except per share amounts):

CONDENSED BALANCE SHEETS

	As of December 31,	
	2008	2007
Cash	**$ 31**	$ 97
Investment in bank subsidiary - at equity	**104,639**	103,835
Investment in credit life insurance company - at cost	**54**	54
Investment in other securities	**17**	17
Dividends receivable from bank subsidiary	**2,209**	2,138
Cash surrender value - life insurance	**3,405**	3,092
Total assets	**$ 110,355**	$ 109,233
Liabilities		
Payable to directors	**$ 1,090**	$ 906
Other payable	**80**	92
Dividends payable	**2,009**	1,991
Total liabilities	**3,179**	2,989
Shareholders' equity		
Common stock - $10 par value, 8,000,000 shares authorized; 5,580,000 and 5,680,000 shares issued and outstanding, as of December 31, 2008 and 2007, respectively	**55,800**	56,800
Retained earnings	**49,776**	48,916
Accumulated other comprehensive income	**1,600**	528
Total shareholders' equity	**107,176**	106,244
Total liabilities and shareholders' equity	**$ 110,355**	$ 109,233

NOTE 16 – CONDENSED FINANCIAL INFORMATION OF THE CORPORATION

CONDENSED STATEMENTS OF INCOME

	Years ended December 31, 2008	2007
Operating income		
Dividends from bank subsidiary	**$ 9,206**	$ 8,264
Other dividend income	**16**	3
Other	**149**	85
Operating expenses	**(238)**	(218)
Income before equity in undistributed net income of bank subsidiary	**9,133**	8,134
Equity in undistributed net income of bank subsidiary	**75**	487
Net Income	**$ 9,208**	$ 8,621

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31, 2008	2007
Operating activities		
Net income for the year	**$ 9,208**	$ 8,621
Adjustments to reconcile net income to net cash provided by operating activities		
Equity in undistributed net income of bank subsidiary	**(75)**	(487)
Increase in cash surrender value of life insurance contracts	**(139)**	(63)
(Increase) decrease in other assets	**(71)**	862
Increase in payables	**172**	113
Total adjustments	**(113)**	425
Net cash provided by operating activities	**9,095**	9,046
Investing activities		
Purchase of single premium life insurance policy	**(174)**	(307)
Net cash used by investing activities	**(174)**	(307)
Financing activities		
Payment to repurchase common stock	**(5,000)**	(4,000)
Advance/Payment to/ from subsidiary	**-**	(719)
Cash dividends paid	**(3,987)**	(3,946)
Net cash used by financing activities	**(8,987)**	**(8,665)**
Net Change in cash	**(66)**	74
Cash at beginning of year	**97**	23
Cash at end of year	**$ 31**	$ 97

NOTE 17 – EMPLOYEE BENEFIT PLANS

The Bank contributes to a qualified profit-sharing plan covering employees who meet participation requirements. The amount of the contribution is at the discretion of the Bank's Board of Directors, up to the maximum deduction allowed for federal income tax purposes. Contributions to the plan, which amounted to $1.4 million, $1.1 million and $1.5 million in 2008, 2007 and 2006, respectively, are included in salaries and employee benefits expense.

In 1992, the Bank formalized a nonqualified salary continuation plan for certain key officers. In connection with this plan, the value of the single premium universal life insurance policies (approximately $893,000 at December 31, 2008 and approximately $897,000 at December 31, 2007) purchased in 1993 to fund the plan and the related liability approximately ($193,000 at December 31, 2008 and $228,000 at December 31, 2007) were included in other assets and other liabilities, respectively. Net noncash income (net of expense for 2008) recognized on these policies of approximately $8,000 in 2008, $17,000 in 2007 and $20,000 in 2006 is included in the above asset values. The principal cost of the plan is accrued over the anticipated remaining period of active employment, based on the present value of the expected retirement benefit. Beginning in January 2008, the Bank combined the income and expense related to the plan. Expense related to this plan was approximately $19,000 in 2007 and $11,000 in 2006.

In 1993, the Corporation and the Bank implemented a deferred compensation plan that permits directors to defer their director's fees and earn interest on the deferred amount. Liability increases for current deferred fees, net of benefits paid, of approximately $645,000 for 2008, $547,000 for 2007 and $203,000 for 2006 have been recognized in the accompanying consolidated financial statements. In connection with this plan, a single premium universal life insurance policy was purchased on the life of each director who elected to participate. In 2008, the total life insurance purchased was approximately $697,000. Net noncash income recognized on these policies of approximately $470,000 in 2008, $193,000 in 2007 and $181,000 in 2006 is included in the cash surrender values of $11.279 million, $10.1 million and $9.133 million reported in other assets at December 31, 2008, 2007 and 2006, respectively.

In 1996, the Bank established an officer group term replacement/split-dollar plan to provide life insurance benefits that would continue after retirement. A single premium universal life insurance policy was purchased to fund the plan and a split-dollar agreement was made with an irrevocable trust that specified the portion of the insurance proceeds that would become part of the trust. The value of this policy ($1.2 million at December 31, 2008 and $1.2 million at December 31, 2007) is included in other assets, and net noncash income recognized on this policy of approximately $28,000 in 2008, $29,000 in 2007 and $26,000 in 2006 is included in the above asset values.

In 2002, the Bank implemented a Director Split-Dollar Life Insurance Plan and an Executive Split-Dollar Life Insurance Plan. The Bank purchased a single premium whole life insurance policy on the life of each participant and endorsed a portion of the policy death benefits to the insured's estate, a trust or another individual. The total life insurance purchased was $3.735 million in 2002, approximately $190,000 in 2003 and approximately $253,000 in 2004. Additional single premium universal life insurance policies, totaling approximately $154,000 in 2005, $623,000 in 2007, and $559,000 in 2008 were purchased for new participants. Net noncash income was recognized on these policies of approximately $207,000 in 2008 and $184,000 in 2007 and is included in the asset value of $6.779 million as of December 31, 2008 ($6.013 million as of December 31, 2007), which is a part of other assets.

In March 2007, the FASB ratified the consensus the Emerging Issues Task Force (the "EITF") reached regarding EITF Issue No. 06-4, "*Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements*" and EITF Issue No. 06-10, "*Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements*" ("EITF 06-10"). EITF 06-4 requires the recognition of a liability and related compensation expense for endorsement split-dollar life insurance policies that provide a benefit to an employee that extends to post-retirement periods.

NOTE 17 - EMPLOYEE BENEFIT PLANS

Under EITF 06-4, life insurance policies purchased for the purpose of providing such benefits do not effectively settle an entity's obligation to the employee. Accordingly, the entity must recognize a liability and related compensation expense during the employee's active service period based on the future cost of insurance to be incurred during the employee's retirement. If the entity has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in SFAS 106, "*Employer's Accounting for Postretirement Benefits Other Than Pensions.*" EITF Issue No. 06-10 provides accounting guidance for postretirement benefits related to collateral assignment split-dollar life insurance arrangements, whereby the employee owns and controls the insurance policies. The consensus concludes that an employer should recognize a liability for the postretirement benefit in accordance with SFAS 106 or Accounting Principles Board Opinion No. 12, as well as recognize an asset based on the substance of the arrangement with the employee. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The Corporation and the Bank adopted EITF 06-4 and EITF 06-10 on January 1, 2008, and the effect of adoption on the consolidated financial statements was a reduction in retained earnings of approximately $342,000 and an increase in accrued liabilities of approximately $342,000.

The Bank is the beneficiary of the insurance policies that fund the salary continuation plan, the deferred compensation plan, the group term replacement/split-dollar plan and the split-dollar life insurance plans. These policies had an aggregate current death benefit of $40 million at December 31, 2008.

NOTE 18 – POST RETIREMENT BENEFIT PLAN

The Corporation sponsors a defined benefit postretirement health care plan covering employees who were hired before March 27, 2007. Under the plan, covered employees may retire at age 60 with 15 years of work experience with the Bank. In September 2006, the FASB issued SFAS No. 158, *Employer's Accounting for Defined Benefit Pension and other Postretirement Plans* ("SFAS 158"), which amends SFAS No. 87, 88, 106 and 132R. SFAS 158 requires employers to (i) recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and (ii) recognize changes in that funded status in comprehensive income. SFAS 106 requires companies to accrue the cost of postretirement health care and life insurance benefits within the employees' active service periods. Eligibility requirements for employees hired prior to March 27, 2007 are as follows:

- 25 years of service at any age;
- 15 years of service at attained age 60; and
- 15 years of service at attained age 55, with a qualifying disability

Premiums paid by retirees and spouses depend on date of retirement, age and coverage election. Employees retiring after June 2007, who are at least 60 years old with a minimum of 15 years of service, will pay half of the full monthly premium. Coverage will cease at age 63.5 for persons who retire with less than 25 years of service. All persons hired after March 27, 2007 are ineligible for retiree health benefits.

NOTE 18 – POST RETIREMENT BENEFIT PLAN

The following table provides further information about the plan (dollars in thousands):

Obligations and Funded Status

	Post Retirement Benefits	
	2008	2007
Change in benefit obligation		
Benefit obligation at beginning of year	$ 1,614	$ 5,557
Service cost	5	56
Interest cost	134	207
Plan participants' contributions	90	41
Actuarial (gain) loss	(109)	(4,086)
Benefits paid	(353)	(161)
Benefit obligation at end of year	$ 1,381	$ 1,614
Change in plan assets		
Fair value of plans assets at beginning of year	$ -	$ -
Actual return on plan assets	-	-
Employer contribution	263	120
Plan participants' contributions	90	41
Benefits paid	(353)	(161)
Fair value of plan assets at end of year	$ -	$ -
Funded status	$ (1,381)	$ (1,614)
Unrecognized net actuarial (gain) loss	(3,827)	(3,880)
Prepaid (accrued) benefit cost	$ (5,208)	$ (5,494)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (dollars in thousands):

Year	Gross Benefits	Participant Contributions	Company Benefits
2009	$ 231	$ 99	$ 131
2010	258	112	146
2011	274	130	145
2012	289	142	147
2013	309	157	152
2014 and later	1,486	868	618
	$ 2,847	$ 1,508	$ 1,339

The following table gives the Health Care Cost Trend, which is applied to gross charges, net claims and retiree paid premiums to reflect the Corporation's past practice and stated ongoing intention to maintain relatively constant cost sharing between the Corporation and retirees:

	2008	2007
Health care cost trend rate assumed for next year	10%	11%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%	5%
Year that the rate reaches the ultimate trend rate	2014	2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (dollars in thousands):

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ 123	$ (128)
Effect on postretirement benefit obligation	10	(11)

SHAREHOLDER INFORMATION

The 5,580,000 shares of common stock of the Corporation outstanding at December 31, 2008 had an estimated market value of $267.8 million and were held by 2,611shareholders located primarily in the Corporation's market area. These identifiable individuals consist of 2,109 record holders and 502 joint holders. A small number of shareholders are not identified individually because some bank nominees, including the Bank's Trust Department, are listed as record owners when, in fact, these holdings represent more than one beneficial owner. No single shareholder's ownership exceeded 5% at year end.

There is no established public trading market for shares of the Corporation's common stock. The table below shows the high and low price of the Corporation's common stock taken from reported prices by those buyers and sellers willing to disclose this information. This table also shows the semi-annual dividend paid per share of common stock, in each of the last three years. In 2008, 2007 and 2006, the Corporation repurchased 360,000 shares of its common stock in several privately negotiated transactions.

		High	Low	Dividend
2008	**First Quarter**	**$ 50.00**	**$ 49.50**	**$ -**
	Second Quarter	**50.00**	**49.50**	**0.355**
	Third Quarter	**50.00**	**49.50**	**-**
	Fourth Quarter	**49.50**	**48.00**	**0.360**
2007	First Quarter	$ 50.00	$ 50.00	$ -
	Second Quarter	50.00	50.00	0.345
	Third Quarter	50.00	50.00	-
	Fourth Quarter	50.00	50.00	0.350
2006	First Quarter	$ 48.00	$ 48.00	$ -
	Second Quarter	49.00	48.00	0.330
	Third Quarter	50.00	49.00	-
	Fourth Quarter	50.00	50.00	0.340

ADDITIONAL FINANCIAL DATA

The following table presents consolidated comparative data for the Corporation for the years shown:

COMPARATIVE DATA
(Dollars In Thousands)

	2008	2007	2006	2005	2004
TOTAL ASSETS	**$ 911,137**	$ 823,046	$ 820,084	$ 811,039	$ 814,485
Average assets	**$ 855,278**	$ 797,239	$ 807,473	$ 819,565	$ 825,467
Average loans (net)	**$ 534,441**	$ 484,308	$ 467,545	$ 440,781	$ 419,627
Average deposits	**$ 701,428**	$ 673,728	$ 680,299	$ 699,245	$ 710,956
Return on average assets	1.08%	1.08%	0.96%	1.03%	1.04%
Return on average equity	8.60%	8.36%	7.33%	8.21%	8.28%
Tier 1 capital to average assets	10.93%	12.22%	12.50%	11.99%	11.14%

WHO WE ARE

We're 100 years old.
That means that we've been around a while.
We're solid and we know what we're doing.
We have the assets and the ability to do what you need done.
While our roots are in the country, times are changing.
We can't be perceived as behind the times.
We're up with what's going on.

We're not fancy.
We're direct when we speak.
Every once in a while, we speak with a tinge of emotion.
We're America. We don't push the edge.
When it comes to business, we're solidly in the middle
and we're happy with that.
We will keep striving forward though.

We're huge on relationships.
Everyone is a friend or family member.
We're more than a business.
We're truly interested in seeing others do well.

F&M FIRST FARMERS & MERCHANTS BANK
Member FDIC

F&M FIRST FARMERS & MERCHANTS BANK
Member FDIC

www.fandmbank.com | 1-800-882-8378


LENDER